UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

MANUAL FOR PARTICIPATION IN GENERAL MEETINGS
ORDINARY GENERAL MEETING
DATE: APRIL 28, 2017
TIME: 3 P.M.

Santander

‘

Index

1. Message from the Chairman of the Board of Directors	2
2. Call Notice	3
3. Participation of the Shareholders in the OGM	5
3.1. Attendance	5
3.2. Representation by attorney-in-fact	5
3.3. Remote Voting Participation	6
3.4. ADRs Holders	8
4. Matters to be resolved in the OGM	9
4.1. To TAKE the management accounts, examining, discussing and voting the Company s Financial Statements related to the fiscal year ended on December 31, 2016, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors opinion and the Audit Committee Report	9
4.2. To DECIDE on the destination of the net profit of the fiscal year of 2016 and the distribution of dividends	11
4.3. To FIX the number of members that will compose the Board of Directors in the mandate from 2017 to 2019	13
4.4. To ELECT the members of the Company's Board of Directors for a new term of office	13
4.5. To FIX the annual overall consideration of the Company´s management and members of Audit Committee	14
EXHIBIT I COMMENTS OF THE ADMINISTRATIVE OFFICERS ON THE FINANCIAL CONDITION OF THE COMPANY According to item III of article 9 of CVM Instruction 481	16
EXHIBIT II - MANAGEMENT PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR According to item III of the sole paragraph of article 9, Annex 9-1-II of CVM Instruction 481	96
EXHIBIT III PROPOSAL FOR THE ELECTION OF MEMBERS OF THE COMPANY´S BOARD OF DIRECTORS According to article 10 of CVM Instruction 481	103
EXHIBIT IV Item 13 of annex 24 of CVM Instruction 480 According to item II of article 12 of CVM Instruction 481	111
EXHIBIT V Related Documents and Links	164

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you, shareholder of Santander Brasil, to participate of the Ordinary General Meeting (“OGM”) of Santander Brasil, called for April 28, 2017 at 3 p.m., at the Company's headquarters located at Avenida Presidente Juscelino Kubitschek, 2235 – 1st mezzanine –Vila Olímpia - São Paulo, State of São Paulo, Brazil.

This Manual for Participation in the Ordinary General Meetings (“Manual”), was prepared to assist you on the comprehension of the presented matters, to take decisions, anticipating possible clarifications and voting orientations.

Pursuant to the Call Notice turned available, we shall take resolutions on the following matters:

(a)To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2016, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b)To DECIDE on the destination of the net profit of the fiscal year of 2016 and the distribution of dividends;

(c) To FIX the number of members that will compose the Board of Directors in the mandate from 2017 to 2019;

(d)To ELECT the members of the Company's Board of Directors for a new term of office; and

(e)To FIX the annual overall consideration of the Company´s management and members of Audit Committee.

The description and respective justifications of the matters included in the Agenda of this Meeting are set forth in the Manual for Participation in Ordinary General Meeting.

In order to facilitate your analysis and appreciation of the matters to be resolved in the OGM, we attached as exhibits to this Manual all documents related to the matter of the Call Notice into the form of exhibits to this Manual, in attention to the CVM requirements.

Please read this carefully. We are at your disposal to clarify any doubts through our emails acionistas@santander.com.br for individual investors and non-financial entities and ri@santander.com.br for institutional investors.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved. Your participation in this important event is essential for the Company.

Very truly yours,

Álvaro Antônio Cardoso de Souza

Chairman of the Board of Directors

2. Call Notice

[to be published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo)and Valor Econômico, in editions ofMarch 29th, 30th and 31st, 2017]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

CALL NOTICE-ORDINARY GENERAL MEETING - The shareholders are hereby called to attend the Ordinary General Meeting to be held on April 28, 2017, at 3 p.m., at the Company head offices, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida Presidente Juscelino Kubitschek, 2235, 1º mezzanine, Vila Olímpia, to resolve on the following Agenda:

(a)To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2016, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b)To DECIDE on the destination of the net profit of the fiscal year of 2016 and the distribution of dividends;

(c) To FIX the number of members that will compose the Board of Directors in the mandate from 2017 to 2019;

(d)To ELECT the members of the Company's Board of Directors for a new term of office; and

(e)To FIX the annual overall consideration of the Company´s management and members of Audit Committee.

The description and respective justifications of the matters included in the Agenda of this Meeting are set forth in the Manual for Participation in Shareholder´s meeting.

General Instructions:

1.       As provided for in CVM Instruction 165/91, as amended by CVM Instruction 282/98, the minimum percentage of stake in the voting capital must be equal to 5%in order to request the multiple voting process for election of members of the Board of Directors’ members;

2.       Pursuant to paragraph 2 of Article 161 of Law 6.404/76 and CVM Instruction 324/00, the installation of the Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% of the voting shares, or 1% of the non-voting shares;

3.       The shareholders or their legal representatives should attend the Ordinary General Meeting bringing the relevant identity documents. In the event of representation of a shareholder by means of a proxy, the shareholders shall deliver at the Company’s head office, no less than seventy-two (72) hours before the Ordinary General Meeting, a power of attorney granted according to the law; and

4.       The documents related to the matters to be analyzed at the Ordinary General Meeting are available to shareholders (i) at the Company’s head office, at Avenida Presidente Juscelino Kubitschek, 2235 - Vila Olímpia, São Paulo, State of São Paulo, Brazil, 9th floor - Corporate Law Department, where they can be consulted, on business days, from 10:00 am to 4:00 pm, and also at its website (www.ri.santander.com.br – in Corporate Governance > Minutes and Management Meetings); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários- CVM), at Rua Sete de Setembro, 111, 5th Floor, Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga, 340, 2nd to 4th floors, Ed. Delta Plaza, São Paulo, State of São Paulo, Brazil, and on its website (www.cvm.gov.br) and (iii) at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua XV de Novembro, 275, São Paulo, State of São Paulo, Brazil, and on its website (www.bmfbovespa.com.br); and

5. Remote Voting Form: the Company implemented the remote voting system in accordance with CVM Instruction 481/09, as amended by CVM Instructions 561 and 570/15, enabling shareholders to send Remote Voting Form directly to the Company, to the Company’s bookkeeper or their respective custody agent, according to the procedures described in the Manual for Participation in the OrdinaryGeneral Meeting.

São Paulo, March 28, 2017 – Álvaro Antonio Cardoso de Souza - Chairman of the Board of Directors.

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3. Participation of the Shareholders in the OGM

The shareholders of Santander Brasil may attend the OGMpersonally, through a duly appointed and established attorney-in-fact or through Remote Voting.

The following documents will be required from the shareholders to attend the OGM:

Individual

• ID document with photo[1] (original or certified copy)

•proof of ownership of shares issued by the Company, issued by the custody agent and / or custodian financial institution (original or certified copy)

Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy)[2] • ID document of the legal representative with photo (original or certified copy)

3.1. Attendance

The shareholders of Santander Brasil may attend the General Meetings by attending the place of their performance and declaring their vote, according to the kind of shares they hold (common and/or preferred) and the matters to be voted on. Pursuant to the provisions of Article 126 of Law 6.404/76, shareholders must attend the General Meetings, in addition to the identity document, proof of ownership of shares issued by the Company, issued by the depositary financial institution and/or custody agent. The Company recommends that such proof be issued within two (2) business days prior to the date scheduled for the Meeting.

Corporate shareholders, such as Commercial Companies and Investment Funds, must be represented in accordance with their Bylaws, Articles of Incorporation or Regulation, providing documents proving the regularity of the representation, accompanied by a Minutes of the election of the entity’s management members, as the case may be, in place and term indicated in the item below. Before the General Meetings are installed, the shareholders will sign the Attendance Book. Non-voting shareholders may attend General Meetings and discuss all matters submitted for deliberation.

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3.2. Representation by attorney-in-fact

The shareholder may be represented at the OGM by a proxy, duly constituted by a public or private instrument, and pursuant to article 126, paragraph 1 of the Brazilian Corporation Law, the attorneys-in-fact must have been constituted less than one (1), and should be (i) the Company's shareholders, (ii) the Company's management members, (iii) lawyers, or (iv) financial institutions, with the administrator of to represent the fund’s quotaholders.

The originals or certified copies of the documents referred to above may be delivered at the Company's headquarters until the time of the OGM.

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

However, in order to turn available the access of shareholders at the OGM, we recommend that the delivery of these documents be made at least seventy-two (72) hours prior to the OGM.

In the case of sending the documents by e-mail, the originals or certified copies must be delivered to the Company's headquarters on the day of the OGM.

The documents must be delivered to the Company's registered office at Avenida Presidente Juscelino Kubitschek, 2235 - Vila Olímpia - São Paulo, State of São Paulo, Brazil, 9th floor - Corporate Legal Department, at +55 11 3553-5438 and + 55 11 3553-5641, e-mail: juridsocietario@santander.com.br.

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3.3. Remote Voting Participation

Pursuant to articles 21-A and following of CVM Instruction 481/2009, the Company's shareholders may also exercise their vote at general meetings by means of remote voting, to be formalized in an electronic document called Remote Voting Form, whose model is available in the Corporate Governance area of the Investor Relations website of Santander Brasil (www.ri.santander.com.br) or on the website of the Brazilian Securities and Exchange Commission (CVM) (http://sistemas.cvm.gov.br/?CiaDoc).

A shareholder that elects to exercise his right to vote at a Remote must do so by one of the options described below:

(i)                  Delivery of Remote Voting Formdirectly to the Custody Agent

The shareholder that chooses to exercise the remote voting through its custody agent (“Custody Agent”) shall transmit the voting instructions observing the rules determined by the Custody Agent, which shall send such voting manifestations to the Depositary Central of BM&FBOVESPA. The Shareholders must contact their respective Custody Agents to verify the procedures established by them for issuance of the voting instructions through the Form, as well as the documents and information required.

The Shareholder shall transmit the instruction for fulfillment of the Form to the Custody Agent until April 20th, 2017, except if a different term is determined by the Custody Agents.

(ii)                 Delivery of Remote Voting Form directly to the bookkeeper

The shareholder that chooses to exercise the remote voting through the Company’s bookkeeper must observe the following instructions in order for the Remote Voting Form to be considered valid and the votes counted:

(i)     all the blank spaces must be duly fulfilled;

(ii)    all the pages must be initialed;

(iii)   the last page must be signed by the shareholder or its legal representative(s), as the case may be and pursuant to the applicable legislation in force; and

(iv)  the Form must be certified by a notary.

The following documents have to be sent to the Company’s bookkeeper:

(i)     original Form, duly fulfilled, initialed and signed; and

(ii)    certified copies of the documents that follows:

•                    Individual (shareholder or legal representative): Identification document with picture (Identity Card - RG and CPF/MF; Driver License – CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

•                    Legal Entities/Corporations: (i) Articles of Association or Bylaws duly updated, with the document that prove the representation powers (minutes of election); (ii) Identity Card with picture of the representatives (RG and CPF; CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

The documents must be sent to the Company’s bookkeeper within seven (7) days before the Ordinary General Meeting, in fact, until April 20th, 2017, through(i)mail to Banco Santander (Brasil) S.A. – Acionistas – Escrituração de Ações – Rua Amador Bueno, 474 – 2nd floor – Block D – Santo Amaro – São Paulo/SP, Brazil – 04752-005; or (ii) via e-mail: custodiaacionistavotoadistancia@santander.com.br.

After the receipt of such documents, the bookkeeper, within three (3) days, shall inform the shareholder about the receipt of such documents and its acceptance. If the sent documents are not considered proper, the Form shall be deemed invalid, being the shareholder able to regularize it until April 20th, 2017.

The Forms received by the bookkeeper after April 20th, 2017 shall not be considered for voting purposes.

(iii)                Delivery of the Remote Voting Form directly to the Company

The shareholder that chooses to exercise the remote voting directly through the Company observe the following instructions in order for the Remote Voting Form to be considered valid and the votes counted:

(i)           all the blank spaces must be duly fulfilled;

(ii)          all the pages must be initialed;

(iii)         the last page must be signed by the Shareholder or its legal representative(s), as the case may be and pursuant to the applicable legislation in force; and

(iv)        the Form must be certified by a notary.

The following documents have to be sent to the Company:

(i)           original Form, duly fulfilled, initialed and signed; and

(ii)          certified copies of the documents that follows:

•                    Individual (shareholder or legal representative): Identification document with picture (Identity Card - RG and CPF/MF; Driver License – CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

•                    Legal Entities/Corporations: (i) Articles of Association or Bylaws duly updated, with the document that prove the representation powers (minutes of election); (ii) Identity Card with picture of the representatives (RG and CPF; CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

The documents must be sent to the Company within seven (7) days before the Ordinary General Meeting, in fact, until April 20th, 2017, through (i) mail to Banco Santander (Brasil) S.A. – Investors Relations – Avenida Presidente Juscelino Kubitschek, 2235 – 26th floor – Vila Olímpia – São Paulo/SP, Brazil –04543-011; or (ii) via e-mail: ri@santander.com.br.

After the receipt of such documents, the Company, within three (3) days, shall inform the shareholder about the receipt of such documents and its acceptance. If the sent documents are not considered proper, the Form shall be deemed invalid, being the shareholder able to regularize it until April 20th, 2017.

The Forms received by the Company after April 20th, 2017 shall not be considered for voting purposes.

General Information:

✓  in accordance with Article 21-S of CVM Instruction 481, the Central Depositary of BM&FBOVESPA, upon receiving shareholder voting instructions through its respective custody agent, shall not consider any instructions that differ from the same resolution that have been issued by the same CPF or CNPJ registration number; and

✓  after the deadline for remote voting, that is, until April 20th, 2017 (including), the shareholder may not change the voting instructions already sent, unless presented at the Ordinary General Meeting or represented by proxy, upon explicit request to not consider the instructions in the Remote Voting Form submitted before the respective Forms were placed.

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3.4. ADRs Holders

Holders of American Depositary Receipts (ADRs) will be entitled to vote on matters listed on the Agenda, according to the same criteria applied to national investors, according to the type of shares (common or preferred) in which their ADRs are backed. The holders of ADRs will be duly instructed by The Bank of New York Mellon, the depositary financial institution of the ADRs backed by the shares of Santander Brasil.

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4. Matters to be resolved in the OGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the OGM.

Pursuant to Article 132 of the Brazilian Corporate Law and Article 6 of the Company’s Bylaws, the Ordinary General Meeting shall be held until April 30th of each year.

According to the Call Notice made available to the shareholders, our OGM shall take resolutions regarding the following matters of the Agenda:

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4.1. To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2016, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report

The documents presented by the management are:

  Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;
  Comments of the administrative officers on the financial condition of the Company (Exhibit I – Item 10 of the Reference Form);
  Copy of the Financial Statements and Explanatory Notes;
  Opinion of the Independent Auditors;
  Summary of the report of the Audit Committee; and
  Standardized financial statements form – DFP.

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil, on January 26th, 2017, and for the consolidated financial statements of the Company in accordance with the IFRS turned available on February 24th, 2017. These documents can be found on the electronic address of the CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.brand www.santander.com.br/acionistas), according to information shown in Exhibit I of this Manual.

The management accounts are presented by the Executive Board in the Management Report and in the Financial Statements of the Company. Before being disclosed to and approved by the shareholders in the OGM, the accounts must be first approved by the Board of Directors.

The Management Report contains information of financial and non-financial nature, in addition to statistical and operating information, analysis and discussion of the principal accounts of the Statement of Income for the Fiscal Year, as well as information related to the collaborators, to social responsibility, to the capital market and to corporate governance, among others.

The Financial Statements express the economic and financial condition of the Company and the changes in equity occurred in the fiscal year to which they refer. From an analysis of the Financial Statements, it is possible to assess the equity condition, the liquidity ratios, the level of profitability and the level of indebtedness of the Company.

The individual and consolidated Financial Statements prepared in accordance with Accounting Practices Adopted in Brazil consist of five (5) documents, to wit:

  Balance Sheet;
  Statement of Income for the Fiscal Year;
  Statement of Stockholders’ Equity;
  Statement of Cash Flows; and
  Statement of Aggregated Value.

The consolidated financial statements prepared according to IFRS consist of six (6) documents, to wit:

 i.             Consolidated Balance Sheet;

ii.             Consolidated Statement of Income for the Fiscal Year;

iii.             Consolidated Statement of Revenues and Expenses;

iv.             Consolidated Statement of Stockholders’ Equity;

v.             Consolidated Statement of Cash Flows; and

vi.             Consolidated Statement of Aggregated Value (following the Brazilian standards, filed with the DFP).

The Explanatory Notes present information on the basis for preparation of the Financial Statements and of the accounting practices applied to businesses and significant events of the Company, provide additional information not shown in the tables of the financial statements and that are considered necessary for proper presentation, and designate:

  The principal criteria for assessment of the equity elements, particularly stocks, of the depreciation, amortization and depletion calculations, of the accrual of provisions for charges or risks, and of the adjustments to recognize the probable losses in the realization of elements of assets;
  The investments in other companies, when relevant;
  The increase of the value of elements of assets resulting from new valuations;
  The real encumbrances created on elements of assets, the guarantees pledged to third parties and other eventual or contingent liabilities;
  The interest rates, the dates of maturity and the guarantees for long-term liabilities;
  The number, kinds and classes of the shares of capital stock;
  The share purchase options granted and exercised in the fiscal year;
  The adjustments to previous fiscal years’ equity; and
  The events subsequent to the date of closing of the fiscal year that have or could have a relevant effect on the financial condition and future results of the Company.

The shareholders must analyze in detail the Explanatory Notes relative to the Financial Statements of the Company so as to resolve on their approval.

The Financial Statements of the Company have been audited and obtained an opinion without exceptions from PricewaterhouseCoopers Auditores Independentes, the Company’s independent auditors.

Also, the summary of the Audit Committee’s report, which is prepared on a six-monthly basis, contains the activities carried out within the scope of its attributions, an assessment of the effectiveness of the internal control systems, a description of the recommendations presented to the Company’s Executive Board, an assessment of the effectiveness of the independent and internal audits, as well as an assessment of the quality of the Financial Statements. For fiscal year 2016, the Audit Committee concluded that the works conducted are efficacious and confer transparency and quality on the financial statements of the Santander Brasil Group and recommended their approval by the Board of Directors.

The Financial Statements have December 31st, 2016 as their base date and relate to the fiscal year ended on that date.

On January 24th, 2017 the Board of Directors of the Company approved without restrictions the Financial Statements of the Company, elaborated by the BRGAAP criterion, and that they will be forwarded for approval by the shareholders of the Company, according to the applicable legislation.

The Financial Statements of the Company, elaborated by the IFRS criterion were subject to approval by the Board of Directors of the Company on February 24th, 2017.

The Financial Statements and the documents on which they were based were prepared based on Accounting Practices Adopted in Brazil, on the terms of the Brazilian Corporate Law, of the norms of the CMN and of the Central Bank, as well as in accordance with the COSIF model and other applicable regulations and legislation. The Financial Statements and the documents that compose them, prepared by the IFRS criterion, were prepared according with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and the interpretations of the Interpretations Committee of the IFRS (current designation of the IFRIC). In this sense, the management recommends their approval without restrictions.

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4.2. To DECIDE on the destination of the net profit of the fiscal year of 2016 and the distribution of dividends

(a) Net Profit Allocation

The Executive Board presents a proposal for the fiscal year 2016 net profit allocation in compliance with the provisions of Article 9, first paragraph, item II and the respective Annex 9-1-II to CVM Instruction 481. Said proposal is contained in Annex II to this Manual. We recommend the careful reading of said Annex.

Net profit corresponds to the result recorded in the fiscal year, after deductions of accumulated losses, provision for income tax and statutory profits of employees and administrators, if applicable.

The net profit of the Company in the fiscal year 2016 was R$5,521,636,439.99 (five billion, five hundred and twenty-one million, six hundred and thirty-six thousand, four hundred and thirty-nine reais and ninety-nine cents).

The allocation of the net profit consists in determining the net profit installments: (i) which will be appropriated to legal and statutory profit reserves, (ii) which will be distributed as dividends, or (iii) retained.

The board shall submit to the Ordinary General Meeting a proposal for allocation to be given to the net profit of the fiscal year, which shall observe the provisions in the Corporations Law and in Article 36 of the Company's Bylaws:

  5%, at least, to the legal reserve, until reaching 20% of the share capital. In the fiscal year in which the legal reserve balance, added to capital reserve amounts, exceeds 30% of the share capital, the allocation of part of the fiscal year's net profit to the legal reserve will not be mandatory;

  25% of the annual net income adjusted pursuant to Article 202 of Corporations Law for the payment of mandatory minimum dividends to shareholders; and

  The remaining balance, if there is any, may (a) be allocated to the Reserve for Dividend Equalization, which will be limited to 50% of the share capital and its purpose will be to ensure resources for the payment of dividends, including as interest on own capital, or interim, in order to maintain the flow of remuneration to shareholders, and, upon reaching that limit, the ordinary general meeting shall be responsible for deciding on the balance, either proceeding its distribution to shareholders or to the increase of share capital, or (b) be retained in order to meet capital investment requirements set forth in the Company's general budget submitted by the board to approval by the general meeting and revised annually by said meeting when having a duration of more than one fiscal year.

The Reserve balance for Dividend Equalization, added to the balances of other profit reserves, upon implementing unrealized profit reserves and contingency reserves, may not exceed the value of the share capital. Once this maximum limit is reached, the general meeting may decide on the application of the excess in the payment or increase of the share capital, or in the distribution of dividends.

The profits not allocated in the terms above must be distributed as dividends, according to paragraph 6 of Article 202 of Corporations Law.

On the basis of the above, the board proposes the following allocation for the fiscal year 2016 net profit:

1.    The value of R$ 276,081,822.00to the Legal Reserve account;

2.    The value of R$ 4,550,000,000.00, as dividends and interest on own capital to shareholders, which have been the object of decision in the meetings of the Board of Directors held on June 29 and December 29, 2016, of whichR$  3,850,000,000.00are in the form of interest on own capital charged to the value of the mandatory minimum dividends and R$  700,000,000.00 in the form of interim dividends; and

3.    The balance of the remaining net profit after the distributions above, to the value of R$  695,554,617.99, for the Dividend Equalization Reserve account, pursuant to Article 36, item III-a of the Company's Bylaws.

The board understands that the proposal for allocation of net profits above was formulated in accordance with the legal and statutory obligations applicable to the Company, and is in line with the goals and strategies of the Company, which is why the board recommends its approval without restrictions.

(b) Distribution of Dividends

Dividend is the amount distributed to shareholders of a company, in cash, in proportion to the quantity of shares held resulting from the profits obtained by a company in the current fiscal year or in past fiscal years. Participation in the share profits is an essential right of the shareholder, as provided for in Art. 109 of Corporations Law.

What is mandatory dividend?

Mandatory dividend, as provided for in Article 202 of Corporations Law, corresponds to a share of the net profit which the company cannot fail to distribute to its shareholders, consisting of a commitment to a minimum distribution. In Santander Brasil, the amount related to the mandatory dividend may not be less than 25% of the annual net profit in adjusted pursuant to Article 202 of Corporations Law.

The Company may only pay dividends to the net profit account of the fiscal year, to the accumulated profits and the profit reserve accounts, with the exception of the legal reserve.

As better detailed in Annex II of this Manual, the board has approved the distribution to shareholders in the overall amount of R$  5,250,000,000.00 as dividends and interest on own capital to shareholders, which have been the object of decision in the meetings of the Board of Directors held on June 29and December 29, 2016, of whichR$  3,850,000,000.00 are in the form of interest on own capital charged to the value of the mandatory minimum dividends and R$  700,000,000.00as intercalary dividends. These values correspond to 100,08% of the adjusted net profit of the Company, and were paid to shareholders based on their respective shares in the share capital of the Company.

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4.3. To FIX the number of members that will compose the Board of Directors in the mandate from 2017 to 2019

Pursuant to paragraph 1 of article 14 of the Company's Bylaws, at the General Meeting as the purpose of deliberating the election of members of the Board of Directors, the shareholders shall initially determine the effective number of members of the Board of Directors to be elected.

In this sense, the controlling shareholders propose the number of members part of of the Board of Directors for the 2017 to 2019 term to be set at nine (9) members.

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4.4. To ELECT the members of the Company's Board of Directors for a new term of office

The Board of Directors is the supervisory board of the Company as set out in our Bylaws and in applicable legislation. The Board of Directors is responsible for guiding the business of the Santander Brasil and its subsidiary and associated companies in the Group Santander Brasil. It has the main scope of promoting the success of the long term of the business, by using an active posture and always considering Santander’s interest as well as its shareholders.

The Board of Directors is comprised of a minimum of five (5) members and a maximum of twelve (12) members, elected at the general meeting for terms of two years. A minimum of 20.0% (twenty per cent) of the members of the Board of Directors must be independent directors, according defined in the third paragraph of Article 14 of the Company´s Bylaws.

Today, the Board of Directors are composed by ten (10) directors, of which four (4) of them are independent, which is a higher number than it is demanded by our Bylaws.

The Board of Directors meets regularly four times a year and extraordinarily as often as required, by its Chairman.

The structure, operation and competencies of the Board of Directors are on articles 14 to 18 of our By-Laws and on its Internal Regulation, both on the following website: www.ri.santander.com.br– section “Corporate Governance”.

After complying with the applicable governance approvals, the Company proposes to the OGM the election for a new term of two (2) years, of the following candidates recommended  by the controlling shareholders to compose the Board of Directors of the Company:

Name	Post
Álvaro Antônio Cardoso de Souza	Chairman
Sergio Agapito Lires Rial	Vice-Chairman
Conrado Engel	Director
José Antonio Alvarez Alvarez	Director
José de Paiva Ferreira	Director
José Maria Nus Badía	Director
Celso Clemente Giacometti	Independent Director
Deborah Patricia Wright	Independent Director
José Luciano Duarte Penido	Independent Director

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 10 of CVM Instruction 481, can be found on Exhibit III of this Manual.

__________________________________________________

4.5. To FIX the annual overall compensation of the Company´s management and members of Audit Committee

The management presents a proposal for remuneration of the Company’s management, complying with the provisions of Article 12, items I and II of CVM Instruction 481 and item 13 of the Reference Form of the Company, on the terms of Exhibit III to this Manual.

In 2016, the Ordinary General Meeting, held on April 30, approved a total annual remuneration for the managers of the Company, in an amount of up to R$ 300,000,000.00 (three hundred million Brazilian Reais) for the 2016 financial year, and for the Audit Committee in an amount of R$ 3,000,000.00 (three million Brazilian Reais) for the twelve-month (12) period from January 1st, 2016. Effectively, for the period from January to December, 2016 it was paid to the Company’s management members the amount of R$246,581,445.96 (two hundred forty-six million, five hundred and eighty-one thousand, four hundred and forty-five Brazilian Reais and ninety-six cents), being acknowledged that such amount does not include social security duties.

For the period from January to December, 2017, the amount proposed by management as the overall remuneration of the Company’s management members (Board of Directors and Executive Board) is up to R$ 300,000,000.00(three hundred million Brazilian Reais), covering fixed remuneration, variable remuneration and the portion that is based on shares.

The management members global compensation amount proposed is the same of the cap amount approved for the period from January to December, 2016, without considering the social security duties, which the estimative for the period from January to December 2017 is to reach the amount of R$ 27,755.000.00(twenty-seven million, seven hundred and fifty-five thousand Brazilian Reais).

According to Article 17, item IV of the Bylaws of the Company, it is incumbent upon the Board of Directors to establish the remuneration, the indirect benefits and the other incentives for the Executive Officers, within the overall limit of management remuneration approved by the General Meeting.

In addition, according to Article 6, third paragraph of the Bylaws of the Company, the GeneralMeeting will establish annually the overall amount of the remuneration of the Audit Committee and of the Fiscal Council, if installed, together with the remuneration of the Company’s management members.

The amount proposed by the Board of Directors as overall remuneration of the members of the Audit Committee for the twelve (12) months period counting from January 1st, 2017is of R$ 3,000,000.00 (three million Brazilian Reais).

__________________________________________________

EXHIBIT I – COMMENTS OF THE MANAGEMENT TO THE FINANCIAL CONDITION OF THE COMPANY

(Pursuant to item III of Article 9 of Normative Instruction CVM 481)

10 of Exhibit 24 of Normative Instruction CVM 480 – Reference Form

10.1 General financial and equity conditions

10.1 Officers should comment on:

a.        general financial and equity conditions

(i)     2016

In 2012, in a challenging market environment, the economic had a sharp drop (with a 1.9% GDP growth), what caused a direct impact on the credit quality in Brazil. Consequently, the financial system faced an increase in the overall default rate, mainly driven by loans to individuals.  The efforts of the government and the Central Bank to increase liquidity and encourage economy continued in 2012 with additional measures such as the reduced compulsory deposits of amounts from time and demand deposits and channeling of liquidity to small banks.

In 2013, the economy grew at a faster pace (with a 3% GDP growth), while the credit quality in Brazil improved especially in relation to individuals. The default rate dropped and reverted the increase trend in 2012, as compared to 2011, and reached 2.8% as of December 31, 2013, in comparison with the 3.5% in 2012, and unemployment rate reached historically low rates.

In 2014, the economy had a sharp slowdown (with an actual GDP growth of 0.1%). However, the downward trend of the economy did not result in a direct impact on the credit quality in Brazil.  The improving credit quality throughout 2012 and 2013 did not result in any change in the overall default relationships, despite the economy slowdown.  The default rate reached 2.7% as of December 31, 2014, compared to 2.8% as of December 31, 2013, and unemployment was a historically low rate.

In 2015, adjustments in the economy resulted in an additional tightening in the monetary policy; adjustments in federal outlays and increase in taxes; significant devaluation of the exchange rate and realignment of utilities fees.  These factors contributed to the significant reduction in the available income and consequently, in the economic growth. Albeit all economic adjustments implemented throughout the year, the increased fiscal imbalance and the 3.8% shrink in the GDP growth led Brazil’s credit rating to be downgraded to speculative grade by S&P, Fitch Ratings and Moody between the end of 2015 and beginning of 2016.  Several large Brazilian companies were also downgraded in the same period.  Such downgrades have aggravated the Brazilian economic condition as well as the financial condition of the Brazilian companies, especially those depending on foreign investments.

In the year ended December 31, 2016, the Company reported a consolidated net income of R$ 7.5 billion, a 24.1% drop compared to 2015. Total assets in the year ended December 31, 2016, reached R$ 634,393 million, up 4.8% from 2015. Shareholders’ equity reached R$ 85.435 million and the adjusted ROE (excluding effect of spread) was of 13.3% in 2016.

The Basel adequacy rate of the Company, according to the Central Bank rules, was 16.3% as of December 31, 2016.

As of December 31, 2016, the gross clients loans and advances portfolio of the Company grew 0.4% and reached R$ 268,438 million, compared to R$ 267,266 million as of December 31, 2015.

The chart below presents the management details on the loans and advances portfolio (gross) of the Company per client category on the indicated dates.

	For the year ended December, 31			Variations between December 31, 2016 vs. December 31, 2015
	2016	2015	2014	R$ million	%
	(in millions of R$ , except for percentages)
Individuals	91,195	84,578	77,809	7.8%	6,617
Consumers financing	26,608	25,850	27,686	2.9%	758
Small and Medium Companies (1)	42,440	43,524	42,191	(2.5)%	(1,084)
Large Companies (2)	108,195	113,315	101,425	(4.5)%	(5,120)
Total	268,438	267,266	249,111	0.4%	1,171

(1)     Companies with annual gross revenue of up to R$ 200 million.

(2)     Companies with annual gross revenue higher than R$ 200 million, including global corporate clients of the Company.

Total capital-raising of the Company as of December 31, 2016 was of R$434,700 million, a 2.2% increase compared to R$ 425,209 million on December 31, 2015.

(ii)    2015

In the year ended December 31, 2015, the Company reported a consolidated net income of R$ 9.8 billion, up 72.3% from 2014. Total assets in the year ended December 31, 2015, reached R$ 605,394 million, up 16.4% from 2014.

Shareholders’ equity reached R$ 83,532 million and the adjusted ROE (excluding effect of spread) was of 18.5% in 2015.

The Basel adequacy rate of the Company, according to the Central Bank rules, was 15.7% as of December 31, 2015.

As of December 31, 2015, the gross clients loans and advances portfolio of the Company grew 7.3% and reached R$ 267,266 million, compared to R$ 249,111 million as of December 31, 2014.

Total capital-raising of the Company as of December 31, 2015 was of R$ 425,209 million, a 15.3% increase compared to R$ 368,740 million on December 31, 2014.

(iii)   2014

In the year ended December 31, 2014, the Company reported a consolidated net income of R$ 5.8 billion, up 2.4% from 2013. Total assets in the year ended December 31, 2014, reached R$ 520,231 million, up 14.8% from 2013.

In 2014, shareholders’ equity reached R$ 80,105 million and the adjusted ROE reached 11.2%.

The Basel adequacy rate of the Company, according to the Central Bank rules, was of 17.5% on December 31, 2015.

As of December 31, 2014, the Company’s total credit portfolio grew 10.1% and reached R$ 249,111 million, compared to year 2013.

Total capital-raising of the Company as of December 31, 2014 was of R$ 425,209 million, a 19.6% increase compared to R$ 368,740 million on December 31, 2013.

b.        capital structure:

Key:

Liabilities Structure

Liabilities

In millions of Reais

Equity Capital - Stockholders’ Equity(1)

Third-party Capital - Short Term(2)

Third-party Capital - Short Term(3)

Total Liabilities

Dec/16

% compared to total liabilities

Dec/15

% compared to total liabilities

Dec/14

% compared to total liabilities

--------------------

(1)       Includes Interest Non-Controlling Parties

(2)       Current Liabilities

(3)       Total liabilities, except Shareholders’ Equity and Current Liabilities

Debt-to-equity ratio, according to the formula: third-party capital/total assets x 100, is 87.

Further, the chart below shows the direct equity interest (common and preferred shares) as of December 31, 2016:

Shareholder	Common shares (thousands)	Common shares (%)	Preferred shares (thousands)	Preferred shares (%)	Total Shares (thousands)	Total Shares %

Sterrebeeck BV (5)	1,809,583	46.99%	1,733,644	46.70%	3,543,227	46.85%
Grupo Empresarial Santander SL	1,107,673	28.76%	1,019,645	27.47%	2,127,318	28.13%
Qatar Holding LLC (2)	207,812	5.40%	207,812	5.60%	415,623	5.50%
Banco Santander, S.A.	521,964	13.55%	519,268	13.99%	1,041,232	13.77%
Treasury stock (1)	25,786	0.67%	25,786	0.69%	51,572	0.68%
Banco Madesant	950	0.02%	950	0.03%	1,900	0.03%
Employees (3)	7,639	0.20%	7,653	0.21%	15,293	0.20%
Other minority shareholders (4)	169,564	4.40%	197,354	5.32%	366,917	4.85%
Total	3,850,971	100.00%	3,712,112	100.00%	7,563,082	100.00%

(1)     On December 14, 2015, the Company’s shareholders approved the cancellation of 37,757,908 treasury shares (18,878,954 common shares and 29,878,954 preferred shares) with no capital reduction as a result of such retirement.

(2)     Includes members of senior management of the Company.

(3)     An affiliate of Santander Group

(i)     Equity Capital and Interest of Non-Controlling Shareholders

As of December 31, 2016, the Company’s capital was of R$  57,000 million, fully paid, and divided into 7,563,082.417 shares, all of them registered, book-entry and with no par value.

Pursuant to the Company’s current Bylaws, the Company’s capital may be increased up to the limit of the authorized capital, irrespective of amendments to the Bylaws, upon a resolution of the Board of Directors of the Company and issuance of up to 9,090,909,090 new shares, whereas the total number of preferred shares shall not exceed 50.0% of the total number of outstanding shares.  Any capital increase in excess of such limit requires the approval of the shareholders.

(ii)    Equity and Third-Parties’ Capital

The revenue from equity capital in the year ended December 31, 2016 totalizedR$ 259 million, and recorded a R$ 116 million increased compared to the R$ 143 million revenue in the year ended December 31, 2015. This increase is mainly due to an increase in dividends from investments recorded on financial assets available for sale.

(iii)   Reference Assets – Basel Ratio

The Company’s capital management is based on traditional principles and ongoing monitoring of items that affect the Company’s solvency level. The Company must abide by the Brazilian regulations of capital adjustment according to the rules of the Central Bank. In October 2013, the new regulations of capital implementation and the reference assets requirements of the Basel Committee on Banking Supervision (Basel III) came into force in Brazil. The minimum reference assets requirements are currently 11% and may reach 11.75%, considering the maximum amount of the Premium Principal Capital for 2017, of 1.25. The requirement Level I is 6.0%, divided into basic capital of at least 4.5%, mainly comprised of capital stock and reserves of profits, including shares, ownership units, reserves and income earned, and additional capital mainly comprised of certain reserves, and bonds and hybrid instruments as capital authorized by the Central Bank.

According to the new reference assets rules in Brazil, the premium amount in the calculation of the capital base was deducted from the capital base according to the “phase-in” for implementation of Basel III in Brazil, which will be completed until 2019. The table below shows the percentage of premium deduction required for each year until 2019:

Basel II Phase in
2013	2014	2015	2016	2017	2018
0%	20%	40%	60%	80%	100%

Source: Central Bank; Resolution CMN No. 4,192 March, 2013.

Moreover, if the Basel III requirements were fully implemented on this date, the Company would keep a suitable reference assets index according to the Basel III rules those of Central Bank.

The Basel adequacy rate of the Company, according to the Central Bank rules, was 16.3% as of December 31, 2016. For more information, see “Item 4. Information on Company-B. Business Overview - Regulation and Supervision - Capital Adequacy and Basel Leverage Ratio.”

	On December 31,
	2016(1)	2015(1)	2014(2)
	(In millions of R$ , except percentages)
Level I Reference Assets	56,264.0	52,785.0	58,592.4
Principal Capital	52,136.8	47,840.2	55,228.7
Supplementary Capital	4,127.2	4,944.9	3,363.7
Level II Reference Assets	4,280.8	5,182.1	4,971.0
Reference Assets (Level I and II)	60,544.9	57,967.1	63,563.4
Required Reference Assets	36,669.6	40,531.2	40,010.1
Credit Risk Portion (3)	31,309.9	36,355.9	35,527.9
Market Risk Portion (4)	2,388.6	2,301.0	2,807.8
Operational Risk Portion	2,971.0	1,874.3	1,674.4
Level I Basel Ratio	15.2%	14.3%	16.1%
Basel Ratio Principal Capital	14.0%	13.0%	15.2%
Basel Ratio	16.3%	15.7%	17.5%

(1)     Amounts calculated based on consolidated information by Prudential Consolidated.

(2)     Amounts calculated based on consolidated information by financial institutions (Financial Conglomerate).

(3)     For the calculation of capital allocation for Credit Risk, the modifications and inclusions of Bacen Official Letter 3714 of August 20, 2014, Bacen Official Letter 3770 of October 29, 2015, which amends Official Letter 3644 of March 4, 2013 were considered.

(4)     It includes portions for exposure to market risk subject to variations on coupon rates in foreign currency, or "PJUR2", price indexes or "PJUR3" and interest rate or "PJUR1 / PJUR4", of the price of goods “commodities” or "PCOM”, of the price of shares classified as negotiation portfolios, or "PACS”, and portions for exposure to gold, foreign currency and transactions subject to currency variation, or “PCAM.”

c.         ability to pay the financial obligations assumed

The Management Board understands that the Company shows financial and equity conditions sufficiently adequate for the payment of their assumed obligations.

The administration of Company's creditworthiness is made dynamically through the implementation of limits and control models, approved and supervised by the Financial Committee, which operates according to guidelines and procedures established by Grupo Santander and the Central Bank. The control and management of the creditworthiness are made through the analysis of cash flow positions, structural liquidity and simulations of potential losses of resources under stress scenarios. Also, a plan is prepared containing funding requirements that consider the best structure for the funding sources, in order to achieve the necessary diversification in terms of maturities, instruments and markets, as well as the establishment of contingency plans. These controls, together with the maintenance of a minimum liquidity margin, guarantee sufficient resources to honor client deposits and other obligations, to give loans and financing to clients, fulfill the specific needs of working capital for investment and to cope with occasional risks related to liquidity crisis.

The Company actively administers the risks intrinsic to the activity of commercial bank, such as structural risks of interest rates, liquidity and foreign exchange rates. The objective of the financial management is to turn the net income with interest from commercial activities more stable and recurring, maintaining adequate levels of liquidity and solvency. Financial management also analyses the risk of structural interest rate derived from the divergences between the maturities and review of assets and liabilities in each currency operated by the Company.

The following table shows the intervals between the pricing dates of financial assets and liabilities with different maturity dates, on December 31, 2016, 2015 and 2014, respectively (liquidity position):

Key:

In millions of Reais

At sight

Up to 3 months

3 to 12 months

1-3 years

3 to 5 years

After 5 years

Total

Average Rate

Assets

Cash and balances with the Brazilian Central Bank

Debt instruments (2)

Equity securities

Loans and other amounts with credit institutions

Loans and advances to customers

Loans and receivables - Debt instruments

Investments held to maturity

Total

Liabilities

Financial liabilities at amortized cost:

Deposits from credit institutions (1)

Customer Demand Deposits (1)

Securities obligations (1)

Subordinated liabilities

Debt Instruments Eligible to Capital

Other financial liabilities

Financial liabilities held for trading:

Sold positions

Derivatives

Total

Key:

In millions of Reais

At sight

Up to 3 months

3 to 12 months

1-3 years

3 to 5 years

After 5 years

Total

Average Rate

Assets

Cash and balances with the Brazilian Central Bank

Debt instruments

Equity securities

Loans and other amounts with credit institutions

Loans and advances to customers

Total

Liabilities

Financial liabilities at amortized cost:

Deposits from credit institutions (1)

Customer Demand Deposits (1)

Securities obligations (1)

Subordinated liabilities

Debt Instruments Eligible to Capital

Other financial liabilities

Financial liabilities held for trading:

Sold positions

Derivatives

Total

--------------------

Key:

In millions of Reais

At sight

Up to 3 months

3 to 12 months

1-3 years

3-5 years

After 5 years

Total

Average Rate

Assets

Cash and balances with the Brazilian Central Bank

Debt instruments

Equity securities

Loans and other amounts with credit institutions

Loans and advances to customers

Total

Liabilities

Financial liabilities at amortized cost:

Deposits from credit institutions (1)

Customer Demand Deposits (1)

Securities obligations (1)

Subordinated liabilities

Debt Instruments Eligible to Capital

Other financial liabilities

Total

--------------------

(1)     Include obligations that may have early enforceability, such as: demand deposits and time deposits, repurchase transactions with clients, LCI and LCA.

(2)     In 2015, it includes Investments held to Maturity.

The following table shows the financial assets and liabilities by national currency and foreign currency, on December 31, 2016, 2015 and 2014 (currency position):

	On December 31,
	2016		2015		2014
	National Currency	Foreign Currency	National Currency	Foreign Currency	National Currency	Foreign Currency
	(in millions of R$ )
Assets
Cash and balances with the Brazilian Central Bank	110,430	175	88,909	234	55,694	209
Debt instruments	134,038	9,788	109,837	5,877	114,257	6,454
Equity securities	2,426	—	2,141	—	2,948	—
Loans and other amounts with credit institutions, gross	25,421	2,542	18,631	23,970	15,470	13,590
Loans and advances to customers, gross	257,170	11,267	264,491	2,775	208,353	40,127
Total	529,485	23,772	484,009	32,857	397,353	60,380

Liabilities
Financial liabilities at amortized cost	51,340	27,294	33,056	36,395	39,520	24,154
Deposits from Brazilian Central Bank and Credit Institutions	247,445	—	232,344	10,699	211,188	9,457
Customer deposits	92,132	7,711	82,507	12,151	59,870	10,485
Securities obligations	466	—	8,097	—	7,294	—
Subordinated liabilities	8,312	—	9,959	—	6,773	—
Other financial liabilities	36,879	—	32,073	—	23,446	—
Total	436,574	35,005	398,036	59,245	392,186	44,096

Information related to the analysis of sensitivity of operation portfolios and banking generated by the Company’s corporate systems and the structure of risk management is available in items 10.2.b and c.

d.        sources of financing for working capital and for investments in non-current assets used

The following table presents details of the capital-raisings made on the indicated dates

	On December 31,
	2016	2015	2014
	(in millions of R$ )
Customer Deposits	247,445	243,043	220,644
Checking account	15,868	15,580	15,507
Savings Account	36,051	35,985	37,939
Time deposits	94,479	89,986	91,552
Repurchase agreements	101,047	101,492	75,645
Transactions backed by Private Bonds (1)	59,460	61,174	46,699
Transactions backed by Public Bonds (1)	41,586	40,318	28,946
Deposits from Central Bank and deposits from credit institutions	78,634	69,451	63,674
Demand deposits (1)	314	145	162
Time deposits (3)	49,549	55,795	42,045
Repurchase agreements	28,771	13,512	21,468
Transactions backed by Private Bonds (2)	446	85	961
Transactions backed by Public Bonds	28,324	13,427	20,507
Total deposits	326,079	312,494	284,318
Debt securities	99,843	94,658	70,355
Agribusiness Credit Bills (4)	6,981	2,097	1,903
Financial Bills (5)	61,157	55,301	33,998
Real Estate Credit Notes (6)	23,983	23,795	22,669
Eurobonds and other securities	7,722	13,465	11,785
Debt instruments Eligible to Establish Capital	8,312	9,959	6,773
Subordinated Debt	466	8,097	7,294
Total Funding	434,700	425,209	368,740

__________________

(1)Non-compensated accounts.

(2)     They basically refer to repurchase transactions backed by own debentures.

(3) Includes transactions with credit institutions resulting from debt facilities to export and import, on lending in the country (BNDES and Finame) and from abroad, and other foreign debt facilities.

(4)     Agribusiness credit bills are fixed income bonds in which the funds are destined to foster agribusiness. On December 31, 2016 they have maturities from 2017 to 2018 (12/31/2015 - with maturity between 2016 to 2018).

(5)     The main characteristics of financial bills are minimum maturity in two years, minimum par value of R$ 300, and permitted early redemption of only 5% of the amount issued. On December 31, 2016 they have maturities from 2017 to 2025 (2015 - with maturity from 2016 to 2025 and 2014 - with maturity between 2015 to 2025).

(6)     Real estate credit notes are real estate-backed fixed income securities and secured by mortgage or by fiduciary title of real estate. On December 31, 2016 they have maturities from 2017 to 2026 (31/12/2015 - with maturity between 2016 to 2020).

(i)     Deposits

•         Customer Deposits. The Company’s balance of customer deposits was R$ 247.4 billion on December 31, 2016, R$ 243.0 billion on December 31, 2015, and R$ 220.6 billion on December 31, 2014, representing 56.9%, 57.2% and 59.8% of the Company’s total funding, respectively.

•         Checking Account: The Company’s balance of deposits into checking accounts was R$ 15.9 billion on December 31, 2016, R$ 15.6 billion on December 31, 2015 and R$ 15.5 billion on December 31, 2014, representing 4.9%, 5.0% and 5.5% of total deposits, respectively.

•         Savings Account: The Company’s balance of deposits into savings accounts was R$ 36.0 billion on December 31, 2016, R$ 36.0 billion on December 31, 2015 and R$ 37.9 billion on December 31, 2014, representing 11.1%, 11.5% and 13.3% of total deposits, respectively.

•         Customer Time Deposits: The Company’s balance of time deposits from customers was R$ 94.5 billion on December 31, 2016, R$ 90.0 billion on December 31, 2015 and R$ 91.6 billion on December 31, 2014, representing 29.0%, 28.8% and 32.2% of total deposits, respectively.

•         Customer Deposits—Repurchase Agreements: The Company maintains a portfolio of debt instruments from the Brazilian public and private sectors, which is used to obtain overnight funds from other financial institutions or investment funds by selling such securities simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile, and are composed, generally, of Brazilian public securities and of debentures repurchase agreements. The securities sold under the terms of repurchase agreements increased to R$ 101.0 billion as of December 31, 2016, from R$ 101.5 billion at December 31, 2015 and R$ 75.6 billion at December 31, 2014, representing 31.0%, 32.5% and 26.6% of total deposits, respectively.

(ii)    Deposits from Brazilian Central Bank and Credit Institutions

The balance of deposits from the Central Bank and credit institutions was of R$ 78.6 billion as of December 31, 2016, R$ 69.4 billion on December 31, 2015 and R$ 63.7 billion on December 31, 2014, representing 24.1%, 22.2% and 22.4% of total deposits, respectively.

It also includes Obligations for Loans and Domestic Transfers:

•         Obligations for loans. The Company has relations with banks all over the world, providing credit facilities pegged to foreign currencies (both in North-American dollars as a basket of currencies). The Company applies the proceeds from these transactions mainly to U.S. dollar-linked lending operations and in particular to trade finance operations.

•         Domestic Transfers. The Company operates in the transfer from public institutions, mainly BNDES and FINAME, for which the Company acts as a financial agent. Funding from these sources in Brazil represents a method of providing long-term loans with attractive average interest rates to certain sectors of the economy. Loans from these funds are allocated by BNDES through banks to specific sectors targeted for economic development. This type of loan is known as “repassing” or “transfer.” Within the scope of this agreement, the Company loans funds from BNDES or FINAME, the subsidiary for funding of BNDES equipment, and transfers them to specific sectors of the economy. These loans are generally granted at rates below the average market rates and have an average maturity of up to five years. Because the transferred funds are generally matched and/or funded by loans from a federal government agency, we take no interest rate or maturity mismatch risk nor charge interest at a fixed margin over its cost of funds. However, the Company retains the commercial credit risk of borrower and, therefore, we have a discretionary power in the credit decision making and application of credit criteria. This type of funding is not affected by compulsory deposit requirements. The transfer is generally secured or guaranteed, although this is not required by the terms of the transfer.

(iii)   Other Methods of Funding

(iii.1)    Debt Instruments

The Company’s balance of debt instruments was R$ 99.8 billion on December 31, 2016, R$ 94.7 billion on December 31, 2015 and R$ 70.4 billion on December 31, 2014, representing 23.0%, 22.3% and 19.1% of the Company’s total funding, respectively.

The Agribusiness Credit Bills are credit instruments freely traded and represent a commitment of future payment, exclusively issued by financial institutions regarding credit rights originated from transactions between rural manufacturers and their cooperatives and other agricultural manufacturing chain agents and exchange acceptances. The Agribusiness Credit Bills reached R$ 6.9 billion on December 31, 2016, and R$ 2.1 billion on December 31, 2015, and R$ 1.9 billion on December 31, 2014.

The financial bills are alternative instruments for raising funds available to banks that can be characterized as senior or eligible to form the Reference Assets for purposes of regulation of capital adequacy. Pursuant to CMN Resolution 4,123 of August 23, 2012, its minimum term must be twenty-four (24) months and it must be issued for a minimum amount of R$ 300 thousand for subordinated transactions and R$ 150 thousand for senior transactions that add up to R$ 61.2 billion on December 31, 2016, an increase of 10.6% compared to December 2015.

Real Estate Credit Notes, or “LCI,” increased 0.8%, from R$ 23.8 billion on December 31, 2015 to R$ 23.9 billion in December, 2016.

The Company issues securities, under the Global Medium Term Notes Program of U.S.$10,000,000,000,00. The Company’s balance of securities issued abroad was R$ 7.7 billion on December 31, 2016. This change took place mainly as a result of the non-replacement of certain debt instruments that reached their maturity.

(iv)   Instruments Eligible to compose Level I and Level II

The Company issued debt form the Level I and Level II of the Reference Assets as part of the plan of optimization of its capital. On December 31, 2016, the balance of both instruments (Level I and Level II) was R$ 8.3 billion, compared to the balance of R$ 10.0 billion on December 31, 2015.

(v)    Subordinated Debt

On December 31, 2016, the Company’s subordinated debt included R$ 0.5 billion in deposit certificates issued by the Company at the local market in several issuances with interest rate indexed to CDI or IPCA, a drop of R$ 7.6 billion with regard to the balance of December 31, 2015. This drop arises from the maturity of great part of the transactions.

e.        Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficiencies

Due to the Company’s stable and diversified sources of fund raising, which include a large deposit base of its clients as detailed in item 10.1.d above, the Company historically has not had liquidity problems.

As part of management of the liquidity risk, the Company has a formal plan with measures to be adopted in scenarios of crisis of systemic liquidity and/or arising out of possible risk to the image of the Company. This liquidity contingency plan contains attention parameters, in addition to measures and preventive actions to be taken at moments of liquidity deficiency, if the reserves are below certain parameters.

As sources of financing for working capital and for investments in non-current assets that it uses to cover liquidity deficiencies, the following resources may be used: (i) deposit funding; (ii) issuance of bonds; (iii) repurchase transactions with public/private bonds; (iv) review of transfer prices; (v) establishment of more restrictive credit policies; and (vi) release of guarantee margin at BM&F.

f.         levels of indebtedness and the characteristics of such debts, describing also:

(i)     Relevant loan and financing agreements

            There are no loan agreements or other debt instruments that management deems to be relevant to the Company, except for the securities representing debt issued by the Company described in Section 18 of this Reference Form.

(ii)    Other long-term relationships with financial institutions

The Company’s primary resource sources are local deposits in the modalities demand, savings and long-term, aligned with other Brazilian banks, as well as fundraising in the open market – own securities and Federal Government securities with buy back commitment ("repurchase agreements").

The Company also has deposits with credit institutions referring to debt facilities to export and import with banks abroad, and to be applied in commercial foreign exchange operations, related to financing of export and import. The Company is also a party to long-term obligations through on lendings,all in accordance with the operational policies of BNDES System.

(ii.1)     Eurobonds and Securitization Notes - MT100

External issuance of bonds designated in foreign currency includes bonds and other securities (Eurobonds and Structured Notes). The following table shows the detailed composition of Eurobonds.

Emissão	Vencimento	Moeda	Taxa de Juros (a.a.)	2016	2015	2014
Eurobonds	abr e nov-10	abr-15	US$	4,5%	-	-	2.173
Eurobonds	jan e jun-11	jan-16	US$	4,3%	-	3.268	2.256
Eurobonds	abr-12	fev-17	US$	4,6%	4.116	5.026	3.576
Eurobonds [(2)]	abr-12	abr-16	CHF	3,3%	-	604	413
Eurobonds [(2)]	mar-13	abr-18	US$	4,5% a 8,4% [(1)]	-	-	892
Eurobonds [(2)]	mar e mai-13	mar-16	R$	8,0%	-	1.256	1.258
Eurobonds [(2)]	jun-13	jun-15	CHF	1,1%	-	-	340
Eurobonds [(2)]	mar-13	mar-15	CHF	1,7%	-	-	188
Eurobonds [(2)]	abr-12	abr-16	CLP	4,6%	-	135	101
Eurobonds	out-14	out-16	US$	2,0%	-	103	51
Eurobonds [(2)]	set-14	set-16	JPY	1,8%	-	36	24
Eurobonds	dez-15	jul-16	US$	2,7%	-	195	-
Eurobonds	dez-15	jun-16	EUR	1,0%	-	170	-
Eurobonds	jun-15	jan-16	US$	1,1%	-	173	-
Eurobonds	jul-15	jan-16	US$	1,1%	-	840	-
Eurobonds	ago-15	fev-16	US$	1,2%	-	510	-
Eurobonds	ago-15	fev-16	US$	1,1%	-	291	-
Eurobonds	fev-15	fev-18	US$	2,2%	40	-	-
Eurobonds	jul-15	jul-20	US$	3,0%	10	-	-
Eurobonds	fev-16	mar-17	US$	2,5%	40	-	-
Eurobonds	jun-16	jun-17	US$	1,0%	475	-	-
Eurobonds	abr-16	abr-17	US$	1,0%	111	-	-
Eurobonds	jul-16	jul-17	US$	2,0%	761	-	-
Eurobonds	ago-16	ago-17	US$	2,0%	186	-	-
Eurobonds	set-16	set-17	US$	2,0%	195	-	-
Eurobonds	set-16	mar-17	US$	1,4%	50	-	-
Eurobonds	set-16	set-17	US$	2,1%	36	-	-
Eurobonds	out-16	jan-17	US$	0,9%	32	-	-
Eurobonds	nov-16	fev-17	US$	0,9%	93	-	-
Eurobonds	dez-16	mar-17	US$	0,9%	62	-	-
Eurobonds	nov-16	mai-17	US$	1,4%	35	-	-
Eurobonds	dez-16	jun-17	US$	1,4%	62	-	-
Eurobonds	out-16	out-17	US$	2,2%	249	-	-
Eurobonds	out-16	out-17	EUR	0,4%	38	-	-
Eurobonds	nov-16	nov-17	US$	2,0%	131	-	-
Eurobonds	nov-16	nov-17	US$	1,8%	139	-	-
Eurobonds	dez-16	dez-17	US$	1,8%	48	-	-
Outras					812	857	512
Total					**7.722**	**13.465**	**11.785**

Key:

Issuance:

Maturity

Currency

Interest Rate (p.a.)

Eurobonds

Other

Total

--------------------

(1)     The transaction was settled early at the first quarter of 2015 and had compound interest flow: until April 17, 2013, equivalent to 4.5% p.a, in the period from April 18, 2013 to October 17, 2017 equivalent to 8.4% p.a. and from October 18, 2017 to April 17, 2018 equivalent to 7.0% p.a.

(2)     On December 31, 2015, it includes R$ 1,995,118 (2014 - R$ 1,960,197) of transactions subject to "hedge" cash flow, being R$ 1,255,841 (2014 - R$ 1,258,363) indexed to Reais, R$ 603,889 (2014 - R$ 600,570) indexed foreign currency - Swiss Franc, R$ 135,388 (2014 - R$ 101,264) in Chilean Peso R$ 35,743 (2014 - R$ 364,166) of transactions subject to "hedge" of market risk, being R$ 35,743 (2014 -  R$ 24,480) indexed to foreign currency - YEN and on December 31, 2014 the amount of R$ 339,686 indexed to foreign currency -  Swiss Franc.

The Securitization Notes regarding the series 2008-1, 2008-2, 2009-2, 2010-1, 2011-1, 20112, pursuant to the specific agreements, were fully redeemed on December 4, 2014, at the amount of US$2,247 million.

(ii.2)     Subordinated debts

The Company uses subordinated debt instruments in its fundraising structure, represented by securities issued according to the rules of Central Bank, which are used as Reference Assets – Level II, in order to form the operational limits, including Subordinated CDBs, deposit certificates issued by the Company in the local market, in several issuances, at interest rates updated by CDI or IPCA. The following table shows the detailed composition of subordinated debts:

Key:

In thousands of Reais

Subordinated CDB

Total

Issuance:

Jun-06

Oct-06

Jul-06 to Oct-06

May-08

May-08 to Jun-08

Maturity (1)

Jul-16

Sep-16

Jul-16

May-15 to May-18

Amount (in millions)

Interest rate

--------------------

(ii.2)     Level of subordination between the debts

In case of judicial or extra-judicial liquidation of the Company, there is an order of distribution for payment of the creditors of the bankruptcy estate as provided for in law, which must be respected in accordance with Brazilian legislation in force at the time. Specifically, in regard to the financial debts that form the Company’s indebtedness, the following order of payment must be followed asset-backed debts, unsecured debts and subordinated debts. It is worth mentioning that, as to asset-backed debts, the creditors prefer them to the others up to the limit of the collateral and, to the extent of exceeding, their credits will be included in the payment order of the unsecured creditors. Among unsecured creditors there is no level of subordination, as well as there is no level of subordination among the many subordinated creditors.

(iii)   any restrictions imposed on the Company, particularly in relation to limits of indebtedness and contracting of new debts, to distribution of dividends, to sale of assets, to issuance of new securities and to the sale of equity control, and whether the Company has been respecting such restrictions

As to the bonds issued abroad, whose descriptions of transactions and programs are presented in Item 18.10 of the Reference Form (“Securitization Program” and “Medium Term Notes – MTN”), the main restrictions imposed on the issuer, existing in facility agreements, are also described in the same item, more specifically in sessions 18.10.I.h.(v) and 18.10.II.h.(v).

g.    limits of loans taken out and percentages already used

The information requested in this item does not apply to financial institutions. However, the Company is subject to the parameters determined by monetary authorities, in accordance with the Basel principles.

h.    significant alterations in each item of the financial statements

(i)     Assets and Liabilities (in million Reais):

Key:

Assets

Cash and balances with the Brazilian Central Bank

Financial Assets held for trading

Other Financial Assets at Fair Value through Profit or Loss

Available-for-sale Financial Assets

Investments Held to Maturity

Loans and Receivables

Hedging Derivatives

Noncurrent Assets Held for Sale

Interest in Affiliates and Joint Ventures

Tax Liabilities

Other Assets

Tangible Asset

Intangible Asset

Total Assets

Var. 2016x2015

Var. 2015x2014

--------------------

Key:

Liabilities and Shareholders’ Equity

Financial Liabilities Held for Trading

Financial Liabilities at Amortized Cost

Hedging Derivatives

Provisions

Tax Liabilities

Other Obligations

Total Liabilities

Shareholders' Equity

Other Comprehensive Income

Shareholders' Equity Attributable to Controlling Company

Total Shareholders' Equity

Total Liabilities and Shareholders' Equity

Var. 2016x2015

Var. 2015x2014

--------------------

Please find below the main variations in accounts of the balance sheet for the years 2016, 2015 and 2014.

The Company’s total assets reached, on December 31, 2016, R$ 634,393 million, an increase of 4.8% compared to 2015, whose total assets reached R$ 605,395 million, 16.4% greater than the year ended on December 31, 2014, in the amount of R$ 520,231 million.

The portfolio of loans and advance to gross clients, with no accommodation papers and suretyships, added up to R$ 268,438 million on December 31, 2016, an increase of 0.4 compared to R$ 267,266 million on December 31, 2015, and an increase of 7.3% if compared to the balance of R$ 249,111 million on December 31, 2014. The segment of Individuals had an evolution of 7.8% compared to 2015; on the other hand, the segment of large companies that had previously shown an increase had a drop of 4.5%, which justifies the growth below average of the portfolio of loans and advances to gross clients for 2016.

On December 31, 2016, the total deposits reached R$ 326,079 million, representing 51.4% of the total liabilities and shareholders’ equity. On December 31, 2015, the total deposits reached R$ 312,494 million, representing 51.6% of the total liabilities. On December 31, 2014, the total deposits reached R$ 284,318 million, representing 54.6% of the total liabilities. The time deposits represented, on December 31, 2016, 2015 and 2014, respectively, 44.2%, 46.7% and 47.0% of the total deposits.

The balance of deposits on December 31, 2016 had an increase of 4.3% in relation to the previous year, basically due to the increase of 12.9% in repurchase transactions. The balance of deposits on December 31, 2015 had an increase of 9.9% in relation to the previous year, basically due to the increase of 18.4% in repurchase transactions.

The consolidated shareholders’ equity added up to R$ 84,813 million on December 31, 2016, R$ 79,835 million on December 31, 2015 and reached R$ 78,683 million by the end of 2014, with an increase of 6.2% on December 31, 2016 compared to 2015 and a drop of 1.5% of December 31, 2015 compared to 2014. Evolution in the shareholders’ equity during the year results mainly from the positive variation of other comprehensive income in the amount of R$ 2,783.7 million, which includes as main event the variations in the fair value of certain transactions, of the Net Profit of the period in the amount of R$ 7,465 million and reduced by the indication of Dividends and Interest on the Stockholders’ Equity in the amount of R$ 4,550 million.

10.2    Officers’ comments on:

a. results of the Company’s operations:

(i)     Results of the Operations for the fiscal year ended December 31, 2016 in comparison with the fiscal year ended December 31, 2015

(i.1)     Highlights

In the fiscal year ended December 31, 2016 the Company recorded a consolidated profit of R$ 7,465 million, a decrease of R$ 2,369 million compared to the fiscal year ended December 31, 2015. This decrease is mainly due to the non-recurring earnings of R$ 7.9 billion relative to the reversal of tax provisions and tax refunds relative to COFINS (Social Contribution for Financing of Social Security) in 2015, which did not occur in 2016.

The Company's non-recoverable assets ratio remained stable at 7.0% for the fiscal years ended December 31, 2016 and 2015, mainly due to the Company's collection practices in relation to the Company's debtors, by means of which the Company offered to some its clients an opportunity to renegotiate their debts.

The coverage ratio (provisions for losses of recoverable value of assets on account of percentage of depreciated assets) was 96.3% in the fiscal year ended December 31, 2016, an increase of 13.4 percentage points compared to the rate of 82.9% in the fiscal year ended December 31, 2015.

The portfolio of gross loans and advances to clients of the Company grew by 0.4% from R$ 267.2 billion on December 31, 2015 to R$  268.4 billion on December 31, 2016. Credit to large companies  showed a decrease of R$  5,120, which was partially offset by the increase of R$  6,617 million in credit to individuals during the fiscal year ended December 31, 2016, in comparison to the same period of 2015.

The growth of credit to the individuals segment was mainly due to a 27.5% increase in payroll-deduction loans and 4.5% in real estate financing. The 4.5% decrease of credit in the large companies segment was impacted by market conditions, foreign exchange rate variances and the reduction in the working capital portfolio.

The Central Bank deposits and the deposits of credit institutions, in addition to the clients’ deposits, increased by 4.3% to R$  326.1 billion on December 31, 2016, compared to R$  312.5 billion on December 31, 2015.

The Company's efficiency ratio was 30.6% in December 2016, a decrease of 16.5 percentage points compared to 47.1% in December 2015. The Company's Basel ratio, calculated pursuant to regulations/guidance of the Central Bank, was of 16.3% as of December 31, 2016.

(i.2)     Operational Results

The table below shows the Company's operational results for the fiscal year ended December 31, 2016, compared to the fiscal year ended December 31, 2015:

	Fiscal year ended December 31
	2016	2015	% Variance	Alteration
	(in millions of R$ , except for percentages)
Net Revenue from Interest	30,586	31,337	(2.4)%	(751)
Revenues from equity instruments	259	143	81.0%	116
Equity equivalence result	48	116	(59.1)%	(69)
Net revenue from tariffs and commissions	10,978	9,484	15.8%	1,494
Earnings (losses) with Financial Assets and Liabilities (net) and foreign exchange variances (net)	7,591	(9,918)	(176.5)%	17,509
Other net operating expenses	(625)	(347)	79.9%	(277)
Total Revenues	48,837	30,814	58.5%	18,022
Administrative expenses	(14,920)	(14,515)	2.8%	(405)
Depreciation and amortization	(1,483)	(1,490)	(0.5)%	7
Provisions (net)	(2,725)	(4,001)	(31.9)%	1,277
Losses with financial assets (Net)	(13,301)	(13,634)	(2.4)%	333
Losses with Other Assets (Net)	(114)	(1,221)	(90.6)%	1,106
Other financial earnings (losses)	91	831	(89.1)%	(740)
Operational Result Before Taxes	16,384	(3,216)	(609.5)%	19,600
Taxes on income	(8,919)	13,050	n.d.	(21,969)
Net income from Continuing Operations	7,465	9,834	(24.1)%	(2,369)
Discontinued operations	—	—
Consolidated net income for the fiscal year	7,465	9,834	(24.1)%	(2,369)

(i.3)     Summary

The consolidated net income of the Company for the fiscal year ended December 31, 2016 was of R$ 7.5 billion, showing a drop in comparison with the fiscal year ended December 31, 2015, which showed consolidated net income of R$ 9.8 billion.

This decrease in the consolidated net income of the Company in the fiscal year is mainly due to an increase of R$ 21,969 million in the "Taxes on Income" line item for the fiscal year ended December 31, 2016, compared with the fiscal year ended December 31, 2015. The increase can be mainly attributed to:

•         earnings of R$ 2.7 billion related to tax provisions and tax refunds related to COFINS in 2015, which did not occur in 2016;

•         an increase from 15% to 20% in the tax rate for CSLL in the fourth quarter of 2015; and

•         tax-related expenses of R$ 17,059 million in the fiscal year ended December 31, 2016, resulting from the effects of foreign exchange variances, which generated impacts on branches of the Company abroad and the related hedging instruments, offset by earnings in the same amount with financial assets and liabilities (net) and foreign exchange variances (net).

Net Revenue from Interest

The net revenue from interest for the fiscal year ended December 31, 2016 was of R$ 30,586 million, a decrease of 2.4% or R$ 751 million, compared with the revenue of R$ 31,337 million for the fiscal year ended December 31, 2015. This reduction derived mainly from a non-recurring reversal relative to the tax provision and from a tax refund related to COFINS, in the amount of R$  2.4 billion in 2015, which did not occur in 2016. For more information, see note 24.c.1 of the consolidated and audited financial statements of the Company. Despite this decrease the revenues from deposits and other products associated with the Company's funding operations increased by 31.1%, or R$ 723 million, compared to the fiscal year ended December 31, 2015, due to the Company's focus on client loyalty and on a dynamic management of liabilities.

The average of remunerated assets in 2016 was of R$ 504.3 billion, an increase of 5.0% or R$ 23.9 billion, compared to R$ 480.4 billion in 2015. The main drivers of this increase were an increase of R$ 32.1 billion, or 47.7%, in the average of cash and cash equivalents and reserves with the Central Bank, partially offset by a decrease of R$ 7.6 billion or 18.4% in average loans and other amounts with credit institutions. Net income (the net revenue from interest divided by the average remunerated assets) was of 6.2% in 2016, compared to 6.6% in 2015, with a decrease 0.4 percentage points.

The average of the total remunerated liabilities in 2016 was R$ 408.1 billion, an increase of 5.9% or R$ 22.9 billion, compared to R$ 385.2 billion in 2015. The main drivers of this increase were the increase of R$ 12.0 billion in client deposits, R$  11.6 billion in obligations for securities and an increase of R$  1.4 billion in deposits of the Central Bank and deposits of credit institutions, offset by R$  2.2 billion in other interest-bearing liabilities.

Lastly, the remuneration rate (difference between gross revenue from remunerated assets and the average cost of remunerated liabilities) in 2016 was of 4.0%, 0.7 p.p. less than in 2015, which showed a rate of 4.7%.

Revenues from equity instruments

The revenues from equity instruments for the fiscal year ended December 31, 2016 totalizedR$  259 million, an increase of R$  116 million in relation to the R$  143 million for the fiscal year ended December 31, 2015. This increase was due to higher dividends from investments recorded in financial assets available for sale.

Results from equity income

The results from equity income relative to the fiscal year ended December 31, 2016 were of R$ 48 million, a decrease of R$  69 million in relation to R$  116 million for the fiscal year ended December 31, 2015. This decrease was due to losses with operations of Companhia de Crédito, Financiamento e Investimento RCI Brasil, controlled jointly by the Company.

Revenue from Net Tariffs and Commissions

The Revenue from Net Tariffs and Commissions for the fiscal year ended December 31, 2016 totalizedR$  10,978 million, a growth of 15.8% or R$  1,494 million in relation to the R$  9,484 million recorded in the fiscal year ended December 31, 2015. This growth was mainly due to the increase of R$  512 million in net revenues from credit and debit cards, R$  430 million in revenues from net banking fees and an increase of R$  285 million in net insurance and capitalization product revenues.

Net credit and debit card revenues totalizedR$ 3,022 million for the fiscal year ended December 31, 2016, which represents a growth of 20.4% in relation to the fiscal year ended December 31, 2015, mainly due to the increase of interchange fees and volume of transactions. The Company's credit card base showed a reduction of 2.8%, while the number of debit cards issued by the Company increased by 8.5% in the fiscal year ended in 2016, resulting in a total of 62.5 million cards issued.

The revenues from net banking fees totalizedR$ 3,001 million in the fiscal year ended December 31, 2016, an increase of 16.7% in comparison with to the fiscal year ended December 31, 2015, mainly due to the price of the fees offered to the clients of the Company.

The net revenues from insurance and capitalization products totalizedR$ 2,478 million in the fiscal year ended December 31, 2016, an increase of 13.0% compared to the fiscal year ended December 31, 2015. This increase is mainly due to the marketing campaigns conducted in the chain of agencies in the first half of 2016.

The table below reflects the detailing of the net income from fees and commissions for the fiscal years ended on December 31, 2016 and 2015:

	Fiscal years ended on December 31
	2016	2015	% Variation	Variation
	(in millions of R$ , except for percentages)
Banking Fees	3,001	2,570	16.7%	430
Revenues from Services	957	816	17.3%	141
Sales of Insurance and Capitalization	2,478	2,192	13.0%	285
Investment and Social Security Funds	1,174	1,028	14.2%	146
Debit and Credit Cards	3,022	2,509	20.4%	512
Capital Market	590	501	17.8%	89
Foreign Trade Financing	855	701	22.0%	154
Service taxes	(515)	(401)	28.3%	(113)
Others	(584)	(433)	35.0%	(151)
Total	10,978	9,484	15.8%	1,494

Profits/losses with Financial Assets and Liabilities (net) and foreign exchange variances (net)

The profits (losses) with financial assets and liabilities (net) and foreign exchange variances (net) for the  fiscal year ended December 31, 2016 were of R$  7,591 million, an increase of R$  17,509 million versus losses of R$  9,918 million in the fiscal year ended December 31, 2015. This variance is mainly explained by the increase of R$  17,059 million in transactions with derivatives as a result of the hedging of investments abroad, offset by the losses in the same amount with income taxes.

Other Operating Revenues/Expenses

Other operating revenues/expenses for the fiscal year ended December 31, 2016 were the expenses of R$  625 million, an increase of R$  277 million compared to the expenses of R$  347 million for the fiscal year ended December 31, 2015, mainly due to the reversal of the losses relative to the private pension fund, which occurred in the fiscal year ended December 31, 2015, which did not occur on December 31, 2016, in addition to an increase in operating losses related to fraud.

Administrative expenses

Administrative expenses for the fiscal year ended December 31, 2016 amounted to R$ 14,920 million, an increase of R$  405 million in comparison with the administrative expenses of R$  14,515 million for the fiscal year ended December 31, 2015.

The expenses with personnel increased by R$  578 million in the period ended December 31, 2016 in comparison with the same period in 2015, mainly due to an increase in the direct compensation of a salary bonus in one single installment of R$  155 million, related to the renegotiation of the collective bargaining agreement of the Company in October 2016.

The table below reflects the Company's personnel expenses for the designated periods:

	Fiscal year ended on December 31
	2016	2015	% Variation	Variation
	(in millions of R$ , except for percentages)
Direct remuneration	5,377	4,655	15.5%	722
Charges	1,273	1,316	(3.3)%	(43)
Benefits	1,278	1,184	7.9%	94
Training	63	93	(32.7)%	(30)
Other personnel expenses	386	550	(29.8)%	(164)
Total	8,377	7,799	7.4%	578

The efficiency ratio fell to 30.6% in the fiscal year ended December 31, 2016, compared to 47.1% in the fiscal year ended December 31, 2015. The Company’s adjusted efficiency ratio, which excludes the results of hedging  of the Company's investments abroad, increased from 34.8% in 2015 to 34.9% in 2016.

Other administrative expenses showed a reduction of R$ 173 million, from R$  6,716 million in the fiscal year ended December 31, 2015 to R$  6,543 million in the fiscal year ended December 31, 2016. This reduction is related to the lower expenses with specialized technical services, advertising, cost-of-living allowance and travel expenses.

The table below describes the other administrative expenses for each one of the designated fiscal years:

	Fiscal year ended on December 31
	2016	2015	% Variation	Variation
	(in millions of R$ , except percentages)
Specialized technical services	1,745	1,821	(4.2)%	(76)
Real estate properties, installations and materials	1,279	1,268	0.8%	10
Technology and systems	1,247	1,193	4.6%	54
Advertising	487	523	(7.0)%	(37)
Communications	489	481	1.6%	8
Cost-of-living allowances and travel expenses	133	160	(16.9)%	(27)
Vigilance and valuables transportation services	622	615	1.3%	8
Other administrative expenses	542	655	(17.3)%	(114)
Total	6,543	6,716	(2.6)%	(173)

Depreciation and Amortization

Depreciation and amortization expenses for the fiscal year ended December 31, 2016 totalizedR$  1,483 million, a decrease of R$  7 million in relation to the expenses of R$  1,490 million for the fiscal year ended December 31, 2015.

Provisions (net)

Provisions mainly encompass provisions for tax, civil and mainly labor-related claims. Provisions (net) totalizedR$ 2,725 million in the fiscal year ended December 31, 2016, a reduction of R$ 1,277 million compared to the R$  4,001 million for the fiscal year ended December 31, 2015. This reduction was mainly due to the decrease in provisions for tax and civil claims.

Losses from reduction of the recoverable value of Financial Assets (Net)

Losses from reduction of the recoverable value of Financial Assets (net) on December 31, 2016 were of R$ 13,301 billion, a decrease of R$ 333 million compared with the R$ 13,634 billion in 2015, mainly due to:

An increase of 2.10% or R$ 280 million in credits and receivables, compared to R$ 13,110 billion in December 2015. The increase in the net losses with loans and financing was mainly caused by the recession in the Brazilian economy incurred in the last two years, which directly affected the Company's portfolio, particularly the Commercial and Industrial sectors. As a result of the increase in the provision, the Company maintained its measures for management of the non-recoverable assets and provisions, particularly in its collection practices, in which the Company offers to its clients an opportunity to negotiate the restructuring of their debts.

A reduction of R$  612 million, leading to revenue of R$  88 million in December 31, 2016 in other financial instruments not measured at fair value in the results, compared to the R$  524 million in December 2015, mainly due to provisions made in 2015 that did not occur in 2016.

The exposure to credit risk decreased by approximately R$ 9,174 billion, from R$ 310,9 billion on December 31, 2015 to R$  301,7 billion in 2016. The non-recoverable assets of the Company increased by approximately R$ 289 million in the same period, going from R$ 18,59 billion to R$  18.88 billion. The default rate increased by 30 base-points in 2016 compared to 2015.

The following table shows a breakdown of the Company's non-recoverable assets of the total exposure to the credit risk on December 31, 2016 and 2015:

	Fiscal year ended December 31
	2016	2015	Variation %	Variation
	(in millions of R$ , except for percentages)
Loans and advances to clients, gross	268,438	267,266	0.44%	1,172
Non-recoverable assets	18,888	18,599	1.55%	289
Provision for losses due to non-recovery	18,191	15,412	18.03%	2,779
Exposure to credit risk - clients (1)	301,703	310,877	(2.95)%	(9,174)
Indices
Non-recoverable assets X Exposure to credit risk	6,3%	6,0%	--	0,3 p.p.
Coverage index (2)	96,3%	82,9%	--	13,4 p.p.
Losses with loans and advances to clients, gross	(13,390)	(13,110)	2.1%	(280)
Other financial instruments not measured at fair value in the result(3)	88	(524)	(116.9)%	612
Losses with financial assets (net)	(13,301)	(13,634)	(2.4)%	333

(1) Exposure to credit risk is a non-GAAP measure. Exposure to credit risk is the sum of the amortized cost values of loans and advances to clients (including non-recoverable assets) amounting to R$ 268,438 million and guarantees and documentary credits in the amount of R$ 33,265 million. The Company showed the off-balance-sheet information for better demonstration of the Company's total credit risk.

(2) Provisions for non-recoverable assets as a percentage of the non-recoverable assets.

(3) Corresponds to the record of loss on a permanent basis in the accounting of the amounts of "Securities available for sale" currently classified in "Revenues from financial assets (net)".

(4) On December 31, 2015 and December 31, 2016 the total net expenses of the Company included R$  144 million and R$  1,555 million, respectively, related to debt instruments.

The graph below shows the Company's non-recoverable assets ratio (non-recoverable assets, divided by gross clients’ loans and advances) from 2011 to 2016:

(i.4)     Deteriorated assets by type of loan

The table below shows the non-recoverable assets of the Company by type of loan on December 31, 2016 and December 31, 2015.

	Fiscal year ended on December 31
	2016	2015	Variation %	Variation
	(in millions of R$ , except for percentages)
Commercial and Industrial	11,629	10,749	8.2%	880
Real Estate Credit	719	829	(13.3)%	(111)
Loans to individuals	6,488	6,970	(6.9)%	(482)
Leasing	52	52	n.d	0
Total	18,887	18,599	1.5%	288

Commercial and Industrial

The non-recoverable assets in the commercial and industrial loan portfolios totalizedR$ 11,629 million as of December 31, 2016, an increase of R$ 880 million, or 8.2%, compared to the R$ 10,749 million as of December 31. The increase of non-recoverable assets in this portfolio was caused mainly by the slowdown of the Brazilian economy in the last two years, which affected the Company's commercial and industrial portfolio.

Real Estate Credit

Non-recoverable assets in the real estate credit portfolio totalizedR$ 719 million at December 31, 2016, a decrease of R$ 111 million compared to R$  829 million on December 31, 2015. The reduction of non-recoverable assets was due to the better management of the portfolio and the better options for clients to restructure their debts.

Loans to individuals

The non-recoverable assets of the loan to individuals portfolio totalizedR$  6,488 million on December 31, 2016, a reduction of R$  482 million, or 6.9%, compared to 2015. The reduction of the non-recoverable assets is a reflection of the measures adopted by the Company since the end of 2012 for the management the rates of default in this portfolio, as well as better options for clients to restructure their debts.

Leasing

The non-recoverable assets in the leasing portfolio totalizedR$  52 million on December 31, 2016 and 2015, remaining stable in the period of comparison.

Losses with Other Assets (Net)

The losses due to reduction of the recoverable amount with other assets (net) for the fiscal year ended December 31, 2016 totalizedR$ 114 million, a reduction of R$  1,106 million compared to 2015, mainly due to the expenses of R$  675 million related to the reduction of the recoverable amount of software and expenses of R$  534 million related to the reduction of the recoverable amount of the assets relative to payroll services in 2015 that did not occur in 2016.

Other non-financial earnings/losses

Other non-financial earnings/losses were earnings of R$ 91 million during the fiscalyear ended December 31, 2016, a reduction of R$  740 million in relation to the earnings of R$  831 million during the fiscal year ended December 31, 2015, mainly as a result of non-recurring earnings of R$  751 million from the sale of the SSS DTVM of Santander Securities Services Brazil in 2015, which did not occur in 2016.

Income tax

The expense with income tax includes income tax, social contributions, PIS (Social Integration Program) and COFINS (which are social contributions paid on net revenues of certain expenses [sic]). The income tax totalized expenditures of R$  8,919 million for the year 2016, a reduction of R$  21,969 million from the R$  13,050 million of tax benefits for the year 2015. This Alteration is mainly attributable to the following events: (i) a negative variance of R$  17,059 million as a consequence of the effects of the foreign exchange rate variances that affected certain foreign branches of the Company and associated hedging instruments, affecting the "Earnings (losses) on financial assets and liabilities (net)" line item and foreign exchange variances (net); (ii) earnings of R$  2,7 billion related to the reversal of the tax provision and to the refund of taxes related to COFINS in 2015 that did not occur in 2016; and (iii) the recognition of tax credits deriving from the increase of the CSLL rate from 15% to 20% in August 2015.

(ii)    Operational results by segment for the year ended on December 31, 2016 in comparison with the year ended on December 31, 2015

The tables below show the operational results for the years ended on December 31, 2016 and 2015, for each one of the segments in which the Company operates.

(ii.1)     Commercial Bank

	Fiscal year ended on December 31
	2016	2015	% Variation	Variation
	(in millions of R$ , except for percentages)
Net Revenue from Interest	27,366	27,041	1.2%	325
Revenue from equity instruments	259	143	81.0%	116
Equity equivalence result	48	116	(59.1)%	(69)
Net revenue from tariffs and commissions	9,580	8,241	16.3%	1,339
Earnings (losses) from financial assets and liabilities (net) and foreign exchange variances (net)	5,619	(9,069)	(162.0)%	14,688
Other operational revenues (expenses)	(611)	(335)	82.2%	(276)
Total Revenue	42,261	26,136	61.7%	16,124
Expenses with personnel	(7,638)	(7,123)	7.2%	(515)
Other administrative expenses	(6,273)	(6,450)	(2.7)%	177
Depreciation and amortization	(1,382)	(1,361)	1.5%	(20)
Provisions (net)	(2,685)	(4,013)	(33.1)%	1,328
Losses with financial assets (net)	(11,607)	(12,365)	(6.1)%	758
Losses with other assets (net)	(114)	(1,220)	(90.6)%	1,106
Other financial earnings (losses)	91	831	(89.1)%	(740)
Operational Result Before Taxes	12,652	(5,565)	(327.3)%	18,217
Discontinued operations	—	—	—	—

The operational result before taxes attributed to the commercial banking segment for the year ended on December 31, 2016 was of R$ 12.6 billion, an increase of R$ 18.2 billion in relation to the losses of R$  5.6 billion for the year ended on December 31, 2015.

This variance is mainly due to:

•         An increase of R$ 14,688 million in earnings/losses with financial assets and liabilities (net) and foreign exchange variances (net) for the year ended on December 31, 2016, in comparison with the year ended on December 31, 2015, mainly due to an increase of R$  17,509 million in transactions with derivatives, as a consequence of the Company's hedging results from investments abroad.

•         A decrease of R$  1,328 million in provisions (net) for the year ended on December 31, 2016 in comparison with the year ended on December 31, 2015, mainly due to the reduction of expenses with provisions, particularly those related to tax and civil contingencies.

•         A decrease of R$  1,339 million in the net revenue from fees and commissions for the year ended on December 31, 2016, in comparison with the year ended on December 31, 2015, mainly due to an increase of revenue from banking fees, revenue from credit and debit cards and an increase in revenue of insurance and capitalization products.

(ii.2)     Global Wholesale Bank

	Fiscal year ended on December 31
	2016	2015	% Variation	Variation
	(in millions of R$ , except for percentages)
Net revenue from interest	3,221	4,297	(25.0)%	(1,076)
Net revenue from fees and commissions	1,397	1,243	12.4%	155
Earnings (losses) from financial assets and liabilities (net) and foreign exchange variances (net)	1,972	(849)	(332.1)%	2,821
Other operational revenues (expenses)	(14)	(12)	14.5%	(2)
Total Revenues	6,576	4,678	40.6%	1,898
Expenses with personnel	(739)	(675)	9.4%	(64)
Other administrative expenses	(270)	(267)	1.3%	(4)
Depreciation and amortization	(101)	(129)	(21.6)%	28
Provisions (net)	(39)	12	(439.4)%	(51)
Losses with financial assets (net)	(1,694)	(1,269)	33.5%	(425)
Losses with other assets (net)	(0)	(0)	n.d.	0
Operational Result Before Taxes	3,732	2,349	58.9%	1,383
Discontinued operations	—	—	—	—

The profit before taxes attributed to the global wholesale segment for the year ended on December 31, 2016 was of R$ 3.7 billion, an increase of 58.9%, or R$  1.4 billion, over the R$  2.3 billion for the year ended on December 31, 2015.

This variance is mainly due to:

•         An increase of R$  2,821 million in earnings from financial assets and liabilities (net) and foreign exchange variances (net), mainly explained by an increase in earnings with derivatives and market positions.

This variance was partially offset by:

•         A reduction of R$  1,076 million in net interest income, mainly related to losses in market positions, partly offset by earnings on financial assets and liabilities (net) and foreign exchange variances (net).

•         An increase of R$  425 million in the losses with financial assets (net), as a result of additional reserves of provisions (sic) for certain companies affected by a worse macroeconomic scenario.

(iii)   Operational Results relative to the fiscal year ended on December 31, 2015 in comparison with the fiscal year ended on December 31 2014

(iii.1)    Summary

For the fiscal year ended on December 31, 2015 the Company reported consolidated net income of R$ 9.8 billion, an increase of (i) R$ 4,1 billion compared to the fiscal year ended in 2014. This increase mainly reflects the non-recurring results before taxes of R$ 7,9 billion, related to the reversal of the update of the COFINS tax, (ii) R$ 765 million related to the reimbursement of the COFINS tax, and (iii) earnings of R$  751 million from the sale of SSS DTVM Santander Securities Services Brasil Participações S.A.

The Company's non-recoverable assets ratio increased by 1.4 p.p. from 5.6% for the year ended on December 31, 2014 to 7.0% for the year ended on December 31, 2015, due to the deceleration of the economy and the current political crisis in Brazil, which affected a number of companies in the oil and gas, energy, infrastructure and construction sectors.

The coverage ratio reached 82.9% in December 2015, a reduction of 13.9 points if compared to the 96.8% in December 2014.

The Company's total credit portfolio increased 7.3%, from R$  249.1 billion on December 31, 2014 to R$  267,3 billion on December 31, 2015. Credit to individuals and large companies showed growth of R$  6,769 million and R$  11,890 million, respectively, during the fiscal year ended on December 31 2015, compared to the same period in 2014.

The growth of the credit for individuals segment was due to a 15.4% increase in mortgage loans. The 10.7% growth of credit in the segment of large companies was impacted positively by the exchange rate variances.

Deposits of the Central Bank and of Credit Institutions, together with deposits of clients, rose 9.9% to R$  312,5 billion on December 31, 2015, compared to R$  284,3 billion on December 31, 2014.

The Company's efficiency ratio was of 47.1% in December 2015, an increase of 7.8 points in relation to the 39.9% in December 2014. The Company's Basel ratio, pursuant to Central Bank regulations, was of 15.7% on December 31, 2015.

(iii.2)    Operational Results

The table below shows the main components of the Company's net income for the years 2015 and 2014.

	Fiscal year ended on December 31
	2015	2014	% Variation	Variation
	(in millions of R$ , except for percentages)
Net revenue from interest	31,337	27,229	15.1%	4,109
Revenues from equity instruments	143	222	(35.7%)	(79)
Equity equivalence result	116	91	27.7%	25
Net revenue from rates and commissions	9,484	8,766	8.2%	718
Earnings (losses) with financial assets and liabilities (net) and foreign exchange variances (net)	(9,918)	(887)	n.d.	(9,031)
Other operational revenues (expenses)	(347)	(470)	(26.2)%	123
Total revenues	30,814	34,950	(11.8)%	(4,136)
Administrative expenses	(14,515)	(13,942)	4.1%	(573)
Depreciation and amortization	(1,490)	(1,362)	9.4%	(128)
Provisions (net)	(4,001)	(2,036)	96.5%	(1,965)
Losses with financial assets (net)	(13,634)	(11,272)	21.0%	(2,362)
Losses with other assets (net)	(1,221)	4	n.d.	(1,224)
Other non-financial earnings/losses	831	101	n.d.	730
Operational Result Before Taxes	3,216	6,443	(149.9)%	(9,659)
Income tax	13,050	(736)	n.d.	13,785
Net income from Continuing Operations	9,834	5,708	72,3%	4,126
Discontinued operations	-	-	-,	-
Consolidated net income for the fiscal year	9,834	5,708	72.3%	4,126

The Company's consolidated net income for the fiscal year ended December 31, 2015 was of R$ 9,8 billion, an increase of 72.3% in comparison with the fiscal year ended December 31, 2014, in which the profit of the company was of R$ 5,7 billion.

This variance in the Company's consolidated profit was due to an increase of R$  13,785 million in the income tax line item in the fiscal year ended on December 31, 2015, in comparison to the fiscal year ended on December 31, 2014. This increase can be mainly attributed to the following events: (i) earnings of R$  2,7 billion related to the reversal of tax provisions and the reimbursement related to the COFINS tax, and (ii) earnings of R$  10,9 billion in the year ended on December 31, 2015 as a consequence of the effects of the foreign exchange variances that affected some of the Company's agencies abroad, associated with hedging investments.

These increases were partially offset by an increase of R$ 9,031 million in losses with financial assets and liabilities (net) and foreign exchange variances (net) in the fiscal year ended on December 31, 2015, in comparison with the fiscal year ended on December 31, 2014. This variance was mainly due to losses of R$ 10,9 billion in transactions with derivatives, as a consequence of the results of the hedge of the Company's investments abroad (these losses were offset by earnings in the same amount in income tax).

Net revenue from interest

The net revenue from interest in the fiscal year ended on December 31, 2015 was of R$ 31,337 million, with an increase of 15.1% or R$ 4,109 million in relation to the R$ 27,229 million in the fiscal year ended on December 31, 2014. The revenues from operations increased by R$ 2,1 billion or 11.4% during the year, which can be explained by a 7.3% increase in the credit portfolio of the Company, mainly in the segment of large corporations. In addition, the Company also benefited from a non-recurring reversal relative to tax provisions and reimbursement relative to the COFINS, amounting to R$  2,4 billion. For more information, see Note 2.1.b of the audited financial statements of the Company.

The average of the total remunerated assets in 2015 reached R$ 480,4 billion, a growth of 19.5% or R$  78 million compared to the R$  401,9 billion in 2014. The main causes of this growth were: the increase of R$ 33,2 billion or 37.3% in the average of debt instruments and an increase of R$ 6,7 billion or 19.1% in the average of loans and other amounts with credit institutions, as well as R$  30.2 billion or 14.0% in loans and advances to clients. The net revenue (net revenue with interest divided by the total average of remunerated assets) was of 6.6% in 2015, compared to 6.9% in 2014, i.e., a reduction of 0.3 percentage points.

The average of the total remunerated liabilities in 2015 was of R$ 385,2 billion, an increase of 20.9% or R$  66,6 billion in comparison with the R$  318,6 billion in 2014. This increase was mainly due to the growth of R$ 24,8 billion in deposits in credit institutions, R$  22,4 billion in deposits of clients and a growth of R$  16,7 billion in security obligations.

Finally, the remuneration rate (which is the difference between the gross earnings from remunerated assets and the average cost of the remunerated liabilities) in 2015 was of 4.7%, 0.2 percentage points lower than in 2014, which rate was of 4.9%.

Revenues from equity instruments

The revenues from equity instruments for the fiscal year ended on December 31, 2015 totalizedR$ 143 million, a decrease of R$ 25 million in relation to the R$  222 million for the fiscal year ended on December 31, 2014. This decrease was mainly due to lower dividends from investments recorded in other financial assets at fair value in the results.

Result of equity equivalence

The result of equity equivalence relative to the fiscal year ended on December 31 2015 was of R$ 116 million, an increase of R$ 25 million in relation to the R$  91 million for the fiscal year ended on December 31, 2014. This increase was due to the positive results of the operations of Companhia de Crédito, Financiamento e Investimentos RCI Brasil, controlled jointly by the Company. This increase was partially offset by the negative results of the operations of TECBAN-Tecnologia Bancária S.A, jointly controlled by the Company.

Revenue from Net Fees and Commissions

Revenue from Net Fees and Commissions in the fiscal year ended on December 31, 2015 totalized R$  9,484 million, a growth of 8.2% or R$  718 million in relation to the R$  8,766 million recorded in the fiscal year ended on December 31, 2014. This growth was mainly due to the increase of R$ 276 million in revenues from foreign trade, R$  196 million in revenues from credit and debit cards and an increase of R$  193 million in revenues from insurance and capitalization products.

The revenues from Fees and Commissions of credit and debit cards totalized R$  2,509 million for the fiscal year ended on December 31, 2015, which represents a growth of 8.5% in relation to the fiscal year ended on December 31, 2014, mainly due to the growth in volume of credit and debit card transactions and the acquisition of GetNet. The Company's credit cards base showed a reduction of 6.8%, while the number of debit cards issued by the Company increased 8.3% in the fiscal year ended in 2015, resulting in a total of 59.0 million cards issued.

The revenue from insurance Fees and Commissions and capitalization products totalized R$  2,192 million in the fiscal year ended on December 31 2015, an increase of 9.7% compared to the same period of 2014. This variance was mainly due to the growth of revenues from life and personal accident insurance in the segments of small and medium-sized firms of the Company.

The table below reflects the breakdown of the net revenue from fees and commissions for the fiscal years ended on December 31, 2015 and 2014.

	Fiscal year ended on December 31
	2015	2014	% Variation	Variation
	(in millions of R$ , except percentages)
Banking Fees	2,570	2,428	5.9%	142
Revenues from Services	816	741	10.1%	75
Sales of Insurance and Capitalization	2,192	1,999	9.7%	193
Investment and Social Security Funds	1,028	973	5.6%	54
Credit and Debit Cards	2,509	2,314	8.5%	196
Capital Market	501	494	1.4%	7
Foreign Trade Financing	701	476	47.1%	224
Service taxes	(401)	(375)	6.9%	(26)
Others	(433)	(285)	52.0%	(148)
Total	9,484	8,766	8.2%	718

Earnings/Losses with Financial Assets and Liabilities (net) and Foreign Exchange Variances (net)

Earnings/losses with financial assets and liabilities (net) and foreign exchange variances (net) for the fiscal year ended on December 31, 2015 were losses of R$ 9,918 million, an increase of R$ 9,031 million in relation to the losses of R$  887 million for the fiscal year ended on December 31, 2014. This variance is explained by the losses of R$ 10,9 billion in transactions with derivatives, as a consequence of the hedge of the Company’s investments abroad (losses that were offset by earnings in the same amount in income tax).

Other Operational Revenues/Expenses

Other operational revenues/expenses relative to the fiscal ended on December 31, 2015 were expenses of R$ 347 million, a decrease of R$ 123 million compared to the expenses of R$ 470 million in the fiscal year ended on December 31, 2014, mainly due to earnings from the private pension plan businesses of the Company that occurred during the fiscal year ended on December 31 2015.

Administrative expenses

The administrative expenses for the fiscal year ended on December 31 2015 were of R$ 14,515 million, an increase of R$ 573 million in comparison with the expenses of R$ 13,942 million in the fiscal year ended on December 31, 2014.

The expenses  with personnel increased by R$ 595 million in the fiscal year ended on December 31, 2015, mainly due to higher expenses with direct compensation, social security charges and benefits relative to the consolidation of GetNet and Bonsucesso within the bank and the impact of the Company's collective bargaining agreement.

	Fiscal year ended on December 31
	2015	2014	% da Variation	Variation
	(in millions of R$ , except for percentages)
Direct remuneration	4,655	4,512	3.2%	143
Charges	1,316	1,203	9.4%	113
Benefits	1,184	1,093	8.3%	91
Training	93	99	(6.1)%	(6)
Other personnel expenses	550	296	85.8%	254
Total	7,799	7,203	8.3%	595

Other administrative expenses decreased by R$  22 million, from R$  6,738 million in the fiscal year ended on December 31 2014 to R$  6,716 million in the fiscal year ended on December 31 2015. The reduction was mainly due to lower expenses with specialized technical services, partially offset by expenses with technology and systems.

The Company's efficiency ratio, which is assessed by means of calculation of total administrative expenses divided by the total revenue, rose to 47.1% in the fiscal year ended on December 31 2015 when compared to 39.9% in the fiscal year ended on December 2014.

The table below shows the other administrative expenses for each one of the designated periods:

	Fiscal year ended on December 31
	2015	2014	% Variation	Variation
	(in millions of R$ , except for percentages)
Specialized technical services	1,821	2,005	(9.2)%	(185)
Real estate properties, installations and materials	1,268	1,209	4.9%	59
Technology and systems	1,193	1,106	7.8%	86
Advertising	523	467	12.0%	56
Communications	481	501	(3.9)%	(20)
Cost of living allowances and travel expenses	160	141	13.6%	19
Vigilance and valuables transportation services	615	574	7.1%	41
Others administrative expenses	655	735	(10.8)%	(79)
Total	6,716	6,738	(0.3)%	(22)

Depreciation and amortization

Depreciation and amortization expenses for the fiscal year ended on December 31, 2015 totalizedR$  1,490 million, an increase of R$  128 million in relation to the expenses of R$  1,362 million in the fiscal year ended on December 31, 2014, mainly due to the amortization of the real estate properties of the Company, facilities and materials.

Provisions (net)

Provisions mainly include provisions for tax, civil and especially labor claims. Provisions (net) totalizedR$ 4,001 million for the fiscal year ended on December 31, 2015, an increase of R$ 1,965 million compared to R$ 2,036 million for the fiscal year ended on December 31, 2014. This increase was mainly due to the earnings of R$ 568 million from the adherence to the installment and cash payment program of tax and social security debts, generated in the fiscal year ended on December 31, 2014, which did not occur in 2015, expenses of R$ 301 million related to the operational productivity and efficiency fund and an increase in expenses with supplementary provisions.

Losses with reduction to recoverable value with Financial Assets (Net)

The Company's credit risk exposure portfolio increased by R$ 22,4 billion, or 7,8% as of December 31, 2015, in comparison with the year 2014, while the non-recoverable assets of the Company increased 32.7% or R$ 4,6 billion. The default ratio increased by 110 base points in 2015, if compared with the same period of the previous year 2014. Provisions for losses with net financial assets in 2015 increased 21% or R$ 2,4 billion, compared with 2014 (R$ 11 billion), representing R$  13,0 billion, mainly due to the deceleration of the Brazilian economy and the political crisis in Brazil that affected negatively certain companies that were active in the oil and gas, energy, construction and infrastructure sectors in which the Company has exposure to credit.

The table below shows the proportion of the Company's non-recoverable assets of the total exposure to credit risk and the Company's coverage ratio as of December 31, 2015 and December 31, 2014.

	Fiscal year ended on December 31
	2015	2014	Variance %	Variance
	(in millions of R$ , except for percentages)
Loans and advances to clients, net	267,266	249,111	7.3%	18,155
Non-recoverable assets	18,599	14,011	32.7%	4,588
Provision for losses with credit	15,412	13,563	13.6%	1,849
Exposure to credit risk – Non-GAAP measure (1)	310,877	288,445	7.8%	22,432
Indices
Non-recoverable assets X Exposure to credit risk	6,0%	4,9%	-	1,1 p.p.
Coverage index (2)	82,9%	96,8%	-	(13,9) p.p.
Losses with loans and advances to clients, gross	(13,110)	(11,194)	17.1%	(1,916)
Other financial instruments not measured at fair value in the result(3)	(524)	(78)	n.d.	(446)
Losses with financial assets (net)(4)	(13,634)	(11,272)	21.0%	(2,362)

_____________

(1) Exposure to credit risk is a non-GAAP measure. Exposure to credit risk is the sum of the amortized cost values of loans and advances to clients (including non-recoverable assets) amounting to R$  267,266 million and guarantees and documentary credits in the amount of R$  43,611 million. The Company showed the off-balance-sheet information for better demonstration of the Company's total credit risk.

(2) Provisions for non-recoverable assets as a percentage of the non-recoverable assets.

(3) Corresponds to the record of losses on a permanent basis in the accounting of the amounts of "Securities available for sale" currently classified in "Revenues from financial assets (net)".

(4) On December 31, 2015 the losses with financial assets (net) of the Company include R$ 144 million relative to debt instruments.

The graph below shows the index of non-recoverable assets of the Company per credit risk, from 2011 to 2015:

Key:

Commercial, financial and industrial

Mortgage loans

Installment loans to individuals

Lease financing

Total

Non-recoverable Assets by Type of Client

The table below shows the non-recoverable assets by type of client as of December 31, 2015 and December 31, 2014.

	Fiscal year ended on December 31
	2015	2014
	(in millions of R$ )
Commercial and industrial	10,749	6,737
Real estate property credit	829	375
Loans to individuals	6,970	6,839
Leasing	52	60
Total	18,599	14,011

Commercial and Industrial

The non-recoverable assets in the commercial and industrial portfolios amounted to R$ 10,749 million on December 31, 2015, showing a growth of R$ 4,012 million or 59.6% compared to 2014. The increase in non-recoverable assets in this portfolio was triggered by lack of growth in the Brazilian economy, the GDP of which showed shrinking of (3.8%) (accrued in 2015).

Real Estate Credit

The non-recoverable assets in the real estate loan portfolio amounted to R$ 829 million on December 31, 2015, showing growth of R$ 454 million compared to 2014. The increase in non-recoverable assets outstanding balance was triggered mainly by the growth in credit portfolio, which increased 15.7% in 2015.

Loan to Individuals

The non-recoverable assets in the loan to individuals’ portfolio peaked R$ 6,970 million on December 31, 2015, representing an increase of R$ 131 million, i.e., 1.9% compared to 2014. Stability in the outstanding balance is due to the measures taken by the bank since 2012 to manage this segment.

Leasing

The non-recoverable assets in the leasing portfolio were stable if compared to the previous period, amounting to R$  52 million on December 31, 2015, with a reduction of 13.3% or R$  8 million compared to the same period last year, mainly due to reduction of loan gratings in this portfolio.

Losses with Other Assets (Net losses)

Losses with other assets (net losses) for the fiscal year ended on December 31, 2015 amounted to R$ 1,221 million on December 31, 2015, representing an increase of R$ 1,224 million compared to December 31, 2014, mainly as a result of expenses at R$ 675 million with software assets and expenses at R$ 534 million with repayment of assets in payroll.

Other non-financial gains/losses

Other non-financial gains/losses related to gains at R$ 831 million during the fiscal year ended on December 31, 2015, increase at R$ 730 million compared to gains at R$ 101 million during fiscal year ended on December 31, 2014, mainly with non-recurrent gains at R$ 751 million with the sale of SSS DTVM of Santander Securities Services Brasil.

Tax income

The expenses with tax income include tax income, social contribution, Social Integration Program (PIS), Social Insurance Contribution (COFINS) (which are social contributions due in some net revenues of some expenses). The expenses with taxes amounted gains at R$ 13,050 million in 2015, an increase of R$ 13,785 million compared to losses at R$ 736 million in 2014. This increase may be attributed to the following non-recurrent events: (i) gains at R$ 2,7 billion related to reversion of tax provisions and rebate related to COFINS; for further information, see notes 2.1.b and 31 of financial statements audited by the Company and (ii) gains at R$ 10,9 billion in the fiscal year ended on December 31, 2015 as a consequence of effects of the exchange rate variations that affected some branches of the Company abroad associated to hedging investments, registered as gains (losses) with financial assets and liabilities (net) and exchange rate variations (net). The tax aliquot in force is estimated in explanatory note 23b of the Company’s consolidated financial statements.

(iv)   Operational Results by Segment related to the fiscal year ended on December 31, 2015 compared to the fiscal year ended on December 31, 2014

The table below presents the main net profit components of the Company for the fiscal years ended in 2015 and 2014 for each operational segment of the Company:

(iv.1)    Commercial Bank

	Fiscal Year ended on December 31
	2015	2014	% Variation	Variation
	(R$ million, except for percentages)
Net revenue with interest	27,041	25,042	8.0%	1,998
Revenues with equity instruments	143	222	(35.7%)	(79)
Result in equity equivalence	116	91	27.7%	25
Revenues with fees and net commission	8,241	7,749	6.3%	492
Gains (losses) with financial assets and liabilities (net) and exchange rate variations (net)	(9,069)	(1,480)	n.d.	(7,589)
Other operational revenues (expenses)	(335)	(451)	(25,6)%	116
Total revenues	26,136	31,173	(16.2)%	(5,037)
Expenses with personnel	(7,123)	(6,598)	8.0%	(526)
Other administrative expenses	(6,450)	(6,493)	(0.7)%	43
Depreciation and repayment	(1,361)	(1,226)	11.0%	(135)
Provisions (net)	(4,013)	(2,030)	97.6%	(1,983)
Losses with financial assets (net)	(12,365)	(10,710)	15.4%	(1,655)
Losses with other assets (net)	(1,220)	14	n.d.	(1,234)
Other non-financial gains (losses)	831	101	n.d.	730
Operational result before taxation	(5,565)	4,231	(231.5)%	(9,796)
Discontinued Operations	-	-	-	-

Operational profit before taxation of the Commercial Bank segment for the fiscal year ended on December 31, 2015 related to losses at R$ 5,6 billion, a decrease at R$ 9.7 billion compared to R$ 4,2 billion in the fiscal year ended on December 31, 2014.

This variation occurred mainly due to:

An increase at R$ 7,589 million in losses with financial assets and liabilities (net) and exchange rate variations (net) for the fiscal year ended on December 31, 2015 compared to the fiscal year ended on December 31, 2014, due mainly to losses at R$ 10,9 billion in operations with derivatives, as a consequence of our results of hedging investments abroad, which was partially compensated by gains related to foreign currency resulting from depreciation of Brazilian Real vis-à-vis Dollar.

An increase on R$ 1,983 million in provisions (net) for the fiscal year ended on December 31, 2015 compared to December 31, 2014, due to gains at R$ 568 million of adhesion to the installment program and payment in cash of tax and social debts, generated in the fiscal year ended on December 31, 2014, which did not occur in 2015, expenses at R$ 301 million in funds of operational productivity and efficiency and an increase of expenses with supplementary provisions.

(iv.2)    Wholesale Global Bank

	Fiscal Year ended on December 31
	2015	2014	% Variation	Variation
	(R$ million, except for percentages)
Net revenue with interest	4,297	2,186	96.5%	2,110
Revenues with fees and net commission	1,243	1,017	22.2%	226
Gains (losses) with financial assets and liabilities (net) and exchange rate variations (net)	(849)	593	(243.3)%	(1,442)
Other operational revenues (expenses)	(12)	(20)	(39.6)%	8
Total revenues	4,678	3,777	23.9%	901
Expenses with personnel	(675)	(606)	11.5%	(70)
Other administrative expenses	(267)	(245)	(8.7)%	21
Depreciation and repayment	(129)	(136)	(5.3)%	7
Provisions (net)	12	(6)	(299.5)%	17
Losses with financial assets (net)	(1,269)	(561)	126.1%	(708)
Losses with other assets (net)	(0)	(10)	n.d.	10
Operational result before taxation	2,349	2,212	6.2%	137
Discontinued Operations	—	—	—	—

The operational result before taxation of the segment Wholesale Global Bank for the fiscal year ended on December 31, 2015 was R$ 2.3 billion, an increase of 6.2% or R$ 137 million out of R$ 2.2 billion in the fiscal year ended on December 31, 2014.

This variation occurred mainly due to:

•         An increase at 96.5% or R$ 2,110 million in interest net revenue of activities with clients, mainly explained by an increase at 7.3% in the credit portfolio of the Company, mainly in the big-sized companies segment.

This variation mainly compensated due to:

•         Growth of R$  1,442 million in losses with financial assets and liabilities (net) and exchange rate variations (net) due to losses in transactions with derivatives in treasury activities of the Company.

•         Increase at R$  708 million in losses with financial assets (net) mainly due in provisions for losses of the Company that reflect non-recurrent effects related to some clients.

b/c.    Variations of revenues attributed to prices, exchange rates, inflation, alterations in volume and introduction of new products and services/impact of inflation, variation of prices of the main inputs and products, exchange rate and interest rates in the operational result and financial result of the issuer

Considering that the Company is a banking operation in Brazil, most of the revenues, expenses, assets and liabilities of the Company are directly related to interest rates. Thus, the operational results and financial status of the Company are significantly affected by inflation, fluctuation in interest rates and monetary policies set by the government, all elements that may cause a material adverse effect in growth rates of the Brazilian economy, as well as in the credit portfolio, financing costs and revenues of credit transactions of the Company.

(i)     Interest Rates

Constant uncertainty of international markets and the first signals of decrease in domestic activity caused the Central Bank to begin monetary flexibility in August 2011. In this way, SELIC rate was cut in 525 base-points between August 2011 and December 2012. In October 2012, SELIC rate reached an annual value at 7.25%, the lowest in history. In 2013, the Central Bank started a period of monetary contention due to increasing inflation (at 6%), depreciation of Brazilian Real and beginning of certain recovery in economic activity. SELIC rate increase in 275 base-points, reaching 10% on November 27, 2013, at the last meeting of the committee for monetary policy of the year. SELIC rate continued growing in 2014, reaching 11.75% in December 2014. On January 21, 2015, SELIC rate was increased to 12.25%, reaching 12.75% on March 3, 2015. In April 2015, SELIC rate was 13.25%. The period of monetary contraction was extended to July 2015, when SELIC rate reached 14.25%. In October 2016, the Central Bank reduced SELIC rate to 13.75% on December 31, 2016 and it reached 12.30% on the date of this annual report. Reduction in SELIC rate may have impacted positively in the transactions of the Company, by triggering growth in volume and pressure in spreads in assets and at the same time, spreads in liabilities may remain stable or even improve.

The table below present minimum, maximum, average and final SELIC rate value in the period since 2012, as disclosed by the Central Bank:

	Low	High (1)	Average (2)	End of the period
Year
2012	7.25	10.50	8.46	7.25
2013	7.25	10.00	8.44	10.00
2014	10.00	11.75	11.02	11.75
2015	11.75	14.25	13.58	14.25
2016	13.75	14.25	14.15	13.75
2017 (on March 24, 2017)	12.25	13.00	12.50	12.25

(1)        Highest rate at the end of the month.

(2)        Average rates at the end of each month during the period.

The assets of the Company are mainly corrected at fixed rates, whereas liabilities are corrected at variable rates. The consequent exposition to high interest rates in the market is compensated by use of hedge in cash flow to convert variable rates into fixed rates, but the Company still maintains certain exposition to fluctuations of interest rates. On December 31, 2016, an increase of 100 base-points in the profit curve probably resulted in fall of R$ 385 million in the net interest revenue in one-year period.

(ii)    Volume and Quality of Credit in Brazil

In 2012, with decreasing economic activity, the charges with debts of families (defined as the percentage of the family monthly income available for payment of debts) increased to 22,50% and the level of matured loans, for individuals, was 5.2% approximately. The annual growth of open credit decreased to 16.4%. Reduction in credit growth continued through 2014, even with noticeable expansion of credit granting by government banks. The total of open credit increased in 2014, respectively. The level of matured credit reduced to 3.7% and family charges with debts decreased to 21.9% at the end of 2014. Reduction in credit growth in 2015, with annual growth of open credit from 6.7%, the relation between matured loans and individuals increased to 4.2% and reduction in charges with family debts to 21.2%. In 2016, open credit taken was 3.5% in nominal terms, but default in payment continued to fall: the relation between matured credit and individuals reached 3.9%.

The total open credit in relation to GDP increased to 34.7% in December 2007 to 54.4% in December 2015, and fell to 49% in 2016.

	2016	2015	2014
	(billion R$ )
Total open credit (*)	3,107	3,217	3,017
Directed credit	1,550	1,582	1,441
Non-directed credit	1,557	1,635	1,577
Of which:
Corporate	747	832	793
Individuals (retail)	809	803	783

(*) Some numbers may be subject to review by the Central Bank.

Source: Central Bank.

(iii)   Exchange Rates

The policy of the Company is to maintain limited exposition in foreign currency, seeking to align assets and liabilities in foreign currency as much as possible, including through use of derivatives. In 2016, the Company registered exchange rate revenue at R$ 4,575 million. In 2015, the Company registered exchange rate revenue at R$ 10,084 million. In 2014, the Company registered exchange rate losses at R$ 3,636 million. These results come from variation of the Dollar in relation to Brazilian Real in positions of assets and liabilities of the Company in instruments in North-American Dollars during these years. These losses and gains with exchange rate variations were compensated in great part in each year by losses or gains corresponding to derivatives for hedge during this exposition. These losses and gains are registered in “Exchange Rate Variations (net).”

In the last decades, the Brazilian currency suffered frequent and substantial variations in relation to Dollar and other foreign currencies. More recently, Real valued R$ 1.566 for each US$ 1.00 in August 2008. Mainly due to the crisis in global financial markets, Brazilian Real suffered depreciation of 31.9% if compared to North-American Dollar, reaching R$ 2.337 per US$ 1.00 at the end of 2008. In 2009 and 2010, Real suffered valorization compared to the North-American Dollar and reached R$ 1.666 per US$ 1.00 at the end of 2010. During 2011, Real depreciated and on December 31, 2011, the exchange rate was R$ 1.876 for US$ 1.00. During 2012, 2013 and 2014, Real continued to depreciate and on December 31, 2014, the exchange rate was R$ 2.656 for US$ 1.00. During 2015, Real suffered significant depreciation, mainly because of deterioration of economic conditions in Brazil, including the fact that Brazil was downgraded for speculation level by S&P and Fitch Ratings, and a reduction in global prices of commodities, and on December 31, 2015, the exchange rate was R$  3.9048 for US$ 1.00. During 2016, Brazilian Real valued at 17% compared to North-American Dollar as a result of improved macro-economic conditions in Brazil. On December 31, 2016, the exchange rate was R$ 3.26 for US$ 1.00.

(iv)   Inflation

Setting the inflation target in 1999 has resulted in significant reduction in inflation rates in Brazil (measured by the Expanded Consumer Price Index (IPCA), official inflation rate provided by the Brazilian Institute of Geography and Statistics (IBGE)). Over the last years, inflation fluctuated around this value, which is set by the National Monetary Council (CMN). The target, still in force, was set at 4.5% since 2005 with a tolerance interval at 2% above or below this number. The tolerance interval for inflation for 2017 was reduced to 1.5% in 2015, and this narrow margin was also taken for the following year 2018.

In 2012, inflation of consumer price showed slight reduction to 5.8%, mainly due to the impact of reduction in taxes levied on durable goods. Inflation rate was 5.9% in 2013 due to inflation in prices of services at 8.7% combined with string inflation in the price of food at 8,5% which was partially compensated by low inflation in certain sectors of controlled price, such as public transportation fees and power and telecommunications. However, in 2014, inflation of controlled prices increased, bringing general inflation rate to the consumer to 6.4%. In 2015, as a result of indexation of a significant part of service agreements to the level of inflation of previous years, the impact of adjustments of fees and the impact of depreciation of Brazilian Real in prices, the inflation rate reached 10.7%, the highest found since May 2005 and far higher than the inflation target set by the Central Bank at 4.5%. In 2016, inflation substantially dropped as a consequence of consistent efforts of the Central Bank to reduce inflation rate, ending the year at 6.3% (accrued rate of 12 months).

(v)    Reserves and Other Requirements

The requirements for reserves and credits set by the Central Bank has a significant effect in the operational results of financial institutions in Brazil. Increase or decrease of such requirements may pose impact in the operational results of the Company when limiting or widening the values available for transactions of commercial credit.

The table below shows the requirements for reserve and credit to which the Company is subject for each financing category:

	Fiscal Year ended on December 31
Product	2016	2015	Form of Required Reserves	Profit
Cash Deposits
Rural Credit (1)	34.0%	34.0%	Loans	Cap Rate: 9.5% per year
Micro-credit loan (2)	2.0%	2.0%	Loans	Taxa Cap: 2.0% year
Reserves Requirements	45.0%	45.0%	Cash	Zero
Additional Reserves Requirements	0.0%	0.0%	Cash	SELIC
Free Financing (3)	19.0%	19.0%
Savings Accounts
Real estate Credit	65.0%	65.0%	Loans	TR Cap + 12.0% year
			TR + 6.17% year
Reserves Requirements (4)	24.5%	24.5%	Cash	TR + 70,0% SELIC desired
Additional Reserves Requirements	5.5%	5.5%	Cash	SELIC
Free Financing (3)	5.0%	5.0%
Deposits on credit
Reserves Requirements	25.0%	25.0%
Cash or other instruments (5)	15.0%	15.0%	Cash or instruments	SELIC for Cash
Cash	10.0%	10.0%	Cash	SELIC
Additional Reserves Requirements	11.0%	11.0%	Cash	SELIC
Free Financing (3)	64.0%	64.0%

(1)     Rural Credits are credits granted to farmers at the amount of R$  9 billion and R$  6.1 million on December 31, 2016 and December 31, 2015, respectively.

(2)     Micro-credit is credit granted to micro-companies as open credit at R$  317,1 million and R$  299,5 million on December 31, 2016 and December 31, 2015, respectively.

(3)     Free Financing is the amount to be used freely for other purposes in each financing category.

(4)     According to the Housing Financing System (SFH), reserve requirement of up to 18% may be deducted using real estate financing.

(5)     Other instruments include financing of motorcycles and vehicles, working capital and certain assets (mainly loan portfolios and treasury bonds) of capable financial institutions according to the reserve requirements on credit deposits.

(vi)   Hedging of Investments Abroad

The Company runs a branch in the Cayman Islands and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander EFC” (fully independent subsidiary from Spain), which are used mainly for fund raising in the international capital and financial markets, to provide the Company with credit lines that are extended to the clients of the Company to finance business abroad and working capital. Under the Brazilian tax laws, gains or losses arising out of impact of valuing or devaluing of Brazilian Real over foreign investments are not taxed. The tax treatment results in volatility of the item of the line of tax income in the result statements of the Company. Such asymmetry is compensated through positions of derivatives in future North-American Dollar, which generate gains or losses, depending on devaluing or valuing of Brazilian Real, which is the strategy of the Company to protect its results after being taxed.

The reconciliation of the effective tax aliquot of the Company is presented in note 23b to the consolidated financial statements of the Company referring to the fiscal year ended on December 31, 2016.

(vii)  Premium of Banco Real

The Company generated premium at the amount of R$  27 billion as a consequence of having acquired Banco Real in 2008. According to the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), the Company is obliged to analyze, on an annual basis, the potential reduction in the recoverable amount of the premium or whenever there is any sign of loss of the recoverable amount. In 2016, 2015 and 2014, the amounts of recoverable premium were set from the calculations of the “amount in use.” For this purpose, the Company estimates a cash flow for a period of 5 years. The Company prepares estimations of cash flow considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others; (ii) estimations of performance and growth of the Brazilian financial system; (iii) costs, returns, synergies and increased investment plans; (iv)the behavior of clients; and (v) growth rate, besides long-term adjustments of cash flows. These estimations are paramount in assumptions concerning the probability of future events, and the alteration of certain factors could lead to different results. The estimation of cash flow is based on assessments prepared by an independent research company, which is analyzed and approved by the Board of Directors. Thus, repayment of premium related to the tax generates a permanent difference and no registration of deferred tax liability. (*)

The table below shows the main assumptions referring to the assessment base on the dates indicated.

	2016	2015	2014
	(Amount in use: cash flow)
Main assumptions
Assessment base
Periods for projections of cash flow (1)	5 years	5 years	5 years
Growth rate (2)	8.0%	7.5%	7.0%
Discount rate (3)	15.2%	15.2%	14.4%

(1)     The cash flow projections are based on internal budgeting and management growth plans, considering history data, expectations and market conditions such as industry growth, interest rates and inflation rates.

(2)     Growth rate is ascertained based on the actual growth rate at 3% a year plus annual long-term inflation in 2016.

(3)     Discount rate is ascertained based on assets pricing model (CAPM). Discount rate before taxation was 20.3% in 2016 and 20.11% in 2015.

(*)     Base date for recovery test is December 31, 2016.

Premium is tested in relation to losses by reduction to the recoverable amount at the end of each period or report or whenever there is indication of potential loss due to reduction of recoverable amount. The Company carries out a sensibility test in the analysis of reduction to the recoverable amount of the premium, taking into consideration the main assumptions, the alteration of which could be reasonably expected, according to IFRS, issued by IASB. Consequently, the Company performs test considering the discount rates as main assumption subject to reasonable change and identifies no loss with reduction to the recoverable amount of the premium.

10.3    Occurred and expected events with material effects on the financial statements:

a.        introduction or disposal of operating segment

No introduction or disposal of any operating segment in the Company was carried out over the last three (3) fiscal years.

b.        establishment, acquisition or disposal of equity interest

(i)     Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.) (current corporate name of Santander Getnet)

For the purpose of centralizing the acquisition transactions and unify the business and technology activities, on April 7, 2014 the Company notified the market of the purchase of the company Getnet, by means of its controlled company SGS, a Company’s partner in the development of the activities of payment acquisition and processing via debit and credit cards.

At the Extraordinary General Meeting held on July 31, 2014, the shareholders approved the capital increase in SGS in the amount of R$ 1,174 million, from the current R$ 16,000 to R$ 1,190 million, upon issue of 53,565,000 new registered common shares with no par value, fully subscribed and paid-in by the Companyas follows: R$ 1,156 million in Brazilian currency and R$ 17,240 upon transfer by the Company, at book value, of the 5,300 registered common shares with no par value issued by iZettle do Brasil Meios de Pagamento S.A. to the capital stock of SGS, thus increasing the Company’s equity interest in Getnet S.A. from 50.0% to 88.5%.

In the Extraordinary Shareholders' Meeting held on August 31, 2014, the shareholders approved the merger of Getnet into SGS, which had its corporate name changed to “Getnet Adquirência e Serviços para Meios de Pagamento S.A.” (“Getnet S.A.”), as provided for by the “Private Instrument of Protocol and Justification of Merger of Getnet pela Getnet Adquirencia e Serviços para Meios de Pagamento S.A.” (“Protocol”) dated August 29, 2014 (“Merger”).

The Merger implementation represents a relevant step in the process of simplification, integration and consolidation of the capture and processing operations of the payment means activities of the Santander Group in Brazil, in addition to allowing consolidation for all commercial, accounting and financial purposes.

Under the Protocol, Getnet S.A. received, at book value, all assets, rights and obligations of Getnet in the total amount of R$ 42,895 thousand, which was wound-up and succeeded by Getnet S.A. in all its rights and obligations. Considering that all shares issued by Getnet were owned by Getnet S.A., there was no capital increase in Getnet S.A. as a result of approval of the Merger, so that the net equity of Getnet was recorded at Getnet S.A. in consideration of the investment account.

The acquisition of Getnet and its merger into SGS will enable Getnet S.A. to consolidate all activities of payment acquisition and processing via debit and credit cards, also subject to approval of the Central Bank.

Within the context of the transaction, the Company granted a put option to the minority shareholders of Getnet S.A. on all shares issued by Getnet S.A. and held by them, equivalent to 11.5% of the total capital of this company. As established in IAS 32, financial liabilities were acknowledged by the assumed commitment, in consideration of a specific account of the Net Worth in the amount of R$ 950 million.

(ii)    Sale of Santander Securities Services Brasil DTVM S.A.

On June 19, 2014 the preliminary documents were executed, which contained the main terms and conditions of the sale transaction of the qualified custody business and of all shares issued by Santander Securities Services Brasil DTVM S.A.

On August 31, 2015 the sale transaction of the qualified business operation was completed, with disposal of all shares issued by Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Santander Spain, in the amount of R$ 859 million.

The transaction resulted in a gain of R$ 750,5 million before taxes, recorded in the account of Result from disposal of assets not classified as current assets kept for sale.

The transaction is part of a global negotiation of the custody business, which involves, in addition to Brazil, the qualified custody activity in Spain and Mexico.

(iii)   Establishment of a Partnership with the Hyundai Group in Brazil

Aiming at expanding the business opportunities for automobile financing, on April 28, 2016, Aymoré CFI and the Company entered into documents for the establishment of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brasil) and Hyundai Capital Services, Inc. (Hyundai Capital) for organization of Banco Hyundai Capital Brasil S.A. and of an insurance brokerage company for supply, of financial products and services for automobile financing and of insurance brokerage, respectively, aimed at the Hyundai consumers and dealers in Brazil.

Aymoré CFI will hold an equity interest of 50% in the partnership entities, while each of Hyundai Capital and Hyundai Motor Brasil will hold an equity interest of 25% in the partnership entities.

For the partnership implementation, the organization of Banco Hyundai Capital Brasil S.A. and of the insurance brokerage company. The transaction completion is subject to fulfillment of the usual conditions precedent in similar transactions, including the obtainment of certain appropriate regulatory authorizations, including, in the case of Banco Hyundai Capital Brasil S.A., the obtainment of authorization from the Central Bank to operate as a financial institution.

In addition to obtaining the required approvals, Aymoré CFI, Hyundai Motor Brasil and Hyundai Capital are currently working to develop the administrative and operating structures.

(iv)   Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda.

For the purpose of offering a digital alternative to the Company's clients, on October 3, 2014 Aymoré CFI executed an investment agreement (“Agreement”) whereby it undertook to make an investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”), which would result in subscription and payment of new shares issued by Super, corresponding to 50% of its total voting capital.

The transaction closing took place on December 12, 2014 and was conditioned to fulfillment of some conditions precedent set forth in the Agreement, including prior approval of the Central Bank of Brazil (obtained on December 2, 2014). Aymoré CFI subscribed and paid the capital stock of Super in the amount of R$ 31,1 million, upon issue of 20 million new common shares.

On January 4, 2016 Aymoré CFI notified the shareholders holding shares representing the remaining 50% of the voting capital of Super of its decision to exercise the call option on said shares, in an amount of approximately R$ 112 million. The transaction was completed on March 10, 2016.

As a result, Aymoré CFI qualified as controlling shareholder acquired the remaining equity instruments of the entity Super and considered the paid amount of premium for expected future profitability (goodwill) as a reduction in its net worth, given that, in accordance with IFRS 10, this transaction is characterized as transactions among shareholders. For the same reason, the amount paid in relation to the equity amount of the equity interest acquired from the non-controlling shareholder is an operation between accounts of the Net Worth.

c.         Unusual events or transactions

(i)     Capital Optimization Plan

On September 26, 2013 the Company disclosed that, in order to optimize its capital structure, the Company’s Board of Directors had submitted a proposal to optimize its statutory capital structure of the Company for approval by the shareholders (“PR Optimization Plan”). The purpose is to establish a more efficient capital structure, consistent with the recent capital rules and in line with the Company’s business strategy and growth plan. The PR Optimization Plan was composed of the following items: (i) some capital distribution to the Company's shareholders, in the total amount of R$ 6 billion, without any reduction in the quantity of shares; (ii) issue of foreign capital instruments to comprise Level I and Level II of statutory capital; and (iii) a share bonus program and some adjustment to the composition of the Units, followed by some share grouping (inplit), for the purpose of eliminating trade in cents of reais.

(ii)    Refund of Funds

In January 2014 the conditions for consummation of the refund of funds were fulfilled (expiration of the term for opposition by unsecured creditors, approval by the Central Bank and filing of the minutes of the meeting with the Commercial Registry of the State of São Paulo – JUCESP).The payment of the refund of funds to the shareholders was made on January 29, 2014, and the Company’s shares and Units have been now traded ex-right of Refund of Funds since January 15, 2014.

(iii)   Issue of Notes

On January 14, 2014 the Board of Directors approved the issue of the capital instruments in the form of Notes issued abroad (Notes), in U.S. dollars, in an amount equivalent to R$ 6,000,000. The issue of the Notes took place on January 29, 2014 and they were fully paid-in by the Company’s shareholders.

The specific characteristics of the Notes issued to comprise Level I are:(a) Principal:US$1,247,7 million, equivalent to R$ 3,000,0 million; (b) Interest Rate:7.375% p.a.;(c) Maturity Term: no maturity term (perpetual);(d) Interest Payment Periodicity: on a quarterly basis, as from April 29, 2014; (e) Exercise of Discretion: the Company may cancel the distribution of interest at any time, for an indefinite term and without right of accumulation, and any such suspension shall not be deemed an event of default (f) Subordination: in case of insolvency, its financial settlement is subordinated to all Level II capital instruments.The specific characteristics of the Notes issued to comprise Level II are:(a) Principal:US$1,247,7 million, equivalent to R$ 3,000,0 million; (b) Interest Rate:6.0% p.a.;(c) Maturity Term: on January 29, 2024; and (d) Interest Payment Periodicity: on a semester basis, as from July 29, 2014.

On April 15, 2014, the Central Bank issued its approval for the Notes to comprise Level I and Level II of the Company’s Reference Equity since the date of their issue.

(iv)   Share Bonus and Grouping

For the purpose of eliminating trade in cents of the SANB3 (common) and SANB4 (preferred) shares, increase liquidity and reduce the transaction costs thereof, on March 18, 2014 the Company’s shareholders approved the following at a Special Shareholders' Meeting:(i) bonus of 19,002,100,957 preferred shares for the Company's shareholders, in the proportion of 0.047619048 preferred shares to each common share (SANB3) or preferred share (SANB4), which resulted in a bonus of five (5) preferred shares for each Unit (SANB11), upon Capital increase in the amount of R$ 171,8 million in consideration of the Reserves account; and (ii) grouping of all Company’s common shares and preferred shares in the ratio of 1:55, provided that 1 common share shall correspond to each 55 common shares, and 1 preferred share shall correspond to 55 preferred shares, respectively, and as a result, each Unit (SANB11) is now composed of one common share and one preferred share.

On April 23, 2014 the Company published a Notice to Shareholders to communicate to the shareholders that the Central Bank  ratified the minutes of the Extraordinary GeneralMeeting held on March 18, 2014, which approved the share bonus and grouping and the adjustment to the Units composition.These events were implemented on June 2, 2014.

(v)    Public Exchange Offering

On April 29, 2014 the Company published a Notice of Material Event to inform its shareholders that its indirect controlling shareholder, Santander Spain, communicated its intention to launch the Exchange Offering in Brazil and the Exchange Offering in the United States (jointly, the “Exchange Offering”), a voluntary offering in Brazil and in the USA for acquisition of up to all shares of the Company that were not held by the Santander Group, representing approximately 25% of the Company's capital, with the delivery of shares of Santander Spain as payment. It was informed that the transaction would be voluntary, in such a manner that the Company’s shareholders might accept them or not, and that it was not conditioned to any minimum level of acceptance. The Company's shareholders that accepted the offering received as payment,in the form of level III Brazilian Depositary Receipts or American Depositary Receipts (“BDRs”) or ADRs representing shares issued by Santander Spain, thus becoming shareholders of Santander Spain. As a result of the Exchange Offering, the Company remained as a publicly-held company listed at BM&FBOVESPA, but left Level 2 of Corporate Governance of BM&FBOVESPA, and is now listed in its BOVESPA or traditional segment.

On June 9, 2014 a Extraordinary General Meeting was held, at which the following matters were resolved: (a) the Company's withdrawal from the special securities trade segment of BM&FBOVESPA, named Corporate Governance Level 2; and (b) selection of the specialized company N M Rothschild & Sons (Brasil) Ltda. to prepare the valuation report of the Company’s economic value for purposes of the Exchange Offering and consequent withdrawal from BM&FBOVESPA Corporate Governance Level 2.

On June 13, 2014 the Company published a Notice of Material Event to inform that the Valuation Report prepared by N M Rothschild & Sons (Brasil) Ltda., dated June 10, 2014, for purposes of the Exchange Offering had been properly submitted to: (i) CVM; (ii) BM&FBOVESPA; and (iii) SEC. Furthermore, it informed that the request for registration of the Exchange Offering had been filed with the CVM on the same date, pursuant to CVM Instruction 361 of March 5, 2002, as amended, in accordance with information supplied by Santander Spain.

On July 31, 2014 the Company published a Notice of Material Event to inform on the correspondence received form Santander Spain informing that, as part of the Exchange Offering, the exchange ratio previously disclosed in the Notice of Material Event of April 29, 2014 would be adjusted in order to reflect any payment of dividends or any other form of compensation delivered to both the shareholders of Santander Spain and the Company’s shareholders, which base date of ascertainment of the equity position for payment (record date) fell between October 10, 2014 (including) and the date when the first of the capital increases of Santander Spain was made, whereby the shares to be delivered would be issued, in the form of BDRs, to those accepting the Exchange Offering (excluding). It also explained that said changed was intended to enable those accepting it,regardless of the date of liquidation of the Exchange Offering (i) to benefit from the dividends that the Company usually declares in September of each year, without any adjustment to the exchange ratio, and (ii) to also benefit from the compensation to be granted to the shareholders of Santander Spain as part of the Programa Santander Dividendo Elección (Santander Dividend Choice Program), scheduled to take place in October 2014, the record date of which would fall after October 10, 2014. The company emphasized that the other terms of the Exchange Offering would remain unchanged.

In October 2014, the Exchange Offering in Brazil and the Exchange Offering in the United States were completed. As a result of those offerings, the equity interest of the Santander Group increased to 88.30% of the Company’s total capital stock(not including the shares held by Banco Madesant – Sociedade Unipessoal). Also as a result of the offering in Brazil, the Units are no longer listed at BM&FBOVESPA Level 2 and are now traded in the BM&FBOVESPA traditional segment.

(vi)   Program of payment of tax and social security debts in installments and in cash

The Company and its associated companies adhered, in August 2014, to the program of payment of tax and social security debts in installments and in cash implemented by Law 12.996/2014, as amended.

The adhesion to the program included the administrative collection resulting from the deduction of expenses with taxes with stayed enforceability and restatement thereof on the tax basis of the IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Income) for the period from 2006 to 2008. Said collection, which is pending some administrative decision, had a risk rating classified as possible loss, according to the legal advisors.Other legal and administrative proceedings were also included in this program.

The accounting effects in case of the tax and social security proceedings included in the modality of payment in cash were recorded at the time of adhesion to the program by means of a financial settlement in the amount of R$ 413 million, the equity effect of which, after the deferred tax assets were recorded, was null on the net result.

In 2013 The Company and its associated companies adhered to the program of payment of tax and social security debts in cash implemented by Law 12.865/2013 (Articles 17 and 39).

The adhesion to the program included the legal proceeding that claimed non-application of Law 9.718/1998, as amended, to Banco Real, succeeded by the Company.Said legal proceeding included taxable events of the social contributions to the PIS (Employees' Profit Participation Program) and COFINS (Social Security Financing Tax) occurred in the period from September 2006 to April 2009. This proceeding had an unfavorable decision in the Regional Federal Court.The Company and the controlled companies continue to discuss in court the application of Law 9.718/1998, as amended.Other legal and administrative proceedings were also included in this program.

The accounting effects, in the case of the tax and social security proceedings included in the modality of payment in cash, were recorded at the time of adhesion to the program.As a result, contingent tax liabilities in the amount of R$ 2,054 million were settled, upon payment of R$ 1,390 million and conversion of escrow deposits into income in the amount of R$ 155 million.The net gain of the attorney's fees of R$ 505 million, before taxes, was recorded in the result for the fiscal year.

10.4    Officers’ comments on:

a.               Significant changes in accounting practices

In fiscal years ended December 31, 2016, 2015 and 2014, the IFRS, issued by IASB, had no significant changes in accounting practices.

b.               Significant effects of changes on accounting practices

In fiscal years ended December 31, 2016, 2015 and 2014, the IFRS, issued by IASB, had no significant changes in accounting practices.

c.               Auditor’s qualified opinion and highlights

In fiscal years ended December 31, 2016, 2015 and 2014, the auditor in charge issued no qualified opinion and highlights.

10.5    Officers’ indication of key points and comments on:

I.         Estimates used

The consolidate results and the ascertainment of the consolidate assets are impacted by accounting policies, premises, estimates and measuring methods the Company’s managers use to prepare financial statements. The Company makes estimates and premises that affect the reported values of assets and liabilities for future periods. All estimate and premises required, in conformity with IFRS, issued by IASB, are the best estimates pursuant to applicable rule.

In consolidate financial statements, estimates are made by the Company’s and consolidate entities’ management in order to quantify certain assets, liabilities, revenues and expenses and disclosure of footnotes.

(i)          Critical estimates

The critical estimates and premises that have a more significant impact on the accounting balance of certain assets, liabilities, revenues and expenses and in the disclosure of footnotes, are described below:

i.       Provision for losses on credits

The accounting value of non-recoverable financial assets is adjusted through record of a provision by recording as debit the losses as “Losses with financial assets (net) - Loans and receivables” in the consolidate income statement. The transfer of losses previously recorded is recognized in the consolidate income statement in the period in which the reduction to the recoverable value drops and may be objectively related to a recovery event.

In order to determine the “Impairment” balance, the Company first evaluate whether there is objective evidence of loss in the recoverable value individually for financial assets that are significant, and individual or collective for financial assets that are not significant.

In order to measure individually the loss for reduction to the recoverable value of loans evaluated as to the reduction to the recoverable value, the Company considers the loan conditions, such as its economic and financial situation, indebtedness level, income generation capacity, cashflow, management, corporate governance and internal quality control, history of payments, experience in the industry, contingencies and credit limits, further to characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value and also based on the historic experience in reduction to the recoverable value and other circumstances known at the moment of the evaluation.

In order to measure the loss for reduction to the recoverable value of loans evaluated collectively as to the reduction to the recoverable value, the Company separates the financial assets into groups taking into consideration the characteristics and similarities of credit risk, i.e. pursuant to the segment, type of assets, guarantees and other factors associated to the historic experience of reduction to the recoverable value and other circumstances known at the moment of the evaluation.

ii.      Corporate Tax Income (IRPJ) and Social Contribution on Net Profit (CSLL)

Expense with taxes on income is calculated by adding the tax and the current social contribution resulting from the application of the rate adequate to the taxable income for the tax year (net of any deductions allowed for tax purposes) and the mutations in the deferred tax assets and liabilities recognized in the consolidate income statement.

Deferred tax assets and liabilities include temporary differences identified as the values expected to be paid or recovered on differences between accounting values of the assets and liabilities and their respective tax base, and accrued tax credits and losses. Such amounts are measured to the rates expected to be applied in the period the asset is realized or the liability is liquidated. Deferred tax assets are only recognized by temporary differences as it is considered probable that the consolidated entities will have future taxable profits sufficient against which the deferred tax assets may be used, and the deferred tax assets will not result from an initial recognition (except in a business combination) of other assets and liabilities into one operation that does not affect the taxable profit or accounting profit. Other deferred tax assets (accrued tax credits and losses) are only recognized is considered probable that the consolidate entities will have future taxable profits sufficient against which they may be used.

The deferred tax assets and liabilities recognized are re-evaluated on the date of each balance sheet to determine if they still exist by making the adequate adjustments based on the verifications of the analysis made. The expectations in the realization of the tax credits of the Company is based on projections of future results and based on a technical study.

iii.     Evaluation of the fair value of certain financial instruments

Financial instruments are initially recognized at their fair value, which is considered to be equivalent to the price of the transaction, and those not measured to the fair value in the result are adjusted to the costs of the transaction until contrary evidence thereto upon the use of the evaluation techniques. This calculation is based on premises that take into consideration the management’s judgment based on information and existing market condition on the date of the balance (footnote 2.e).

The Company classifies the measurements of fair value by using the hierarchy of fair value that reflects the model used in the measurement process by separating the financial instruments into Level I, II or III.

The footnotes 2.e & 48.c8 present the analysis of sensibility and accounting practice for the Financial Instruments, respectively.

iv.     Post-employment benefits

The benefit plans defined are recorded based on actuarial study carried out annually by a specialized company at the end of each tax year, effective for the subsequent period and not recognized in the consolidate income statement in the line of Expenses with interest and the similar and Provisions (net).

The current value of the benefit liability defined is the current value without the deduction of any asset of the plan, of the future payments expected necessary to settle the liability arising from the service rendered by the employee in the current and past periods.

v.      Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are made whenever the risk of being defeated in the judicial or administrative proceeding is considered to be ‘probable’ and the amounts involved are measurable with sufficient accuracy based on the nature, complexity and history of the proceedings and on the opinion of in-house or outside legal advisors.

Provisions for judicial and administrative proceedings are made whenever the risk of being defeated in the judicial or administrative proceeding is considered to be ‘probable’ and the amounts involved are measurable with sufficient accuracy based on the best information available. They are either total or partially transferred whenever the liabilities cease to exist or are mitigated. Given the uncertainties arising from the proceedings, it is impractical to determine the time of any cash outflow (financial disbursement).

vi.     Premium

The premium recorded is subject to an impairment test, at least once every year or in shorter periods in case of some indication of reduction in the recoverable value of the asset.

The base used for the impairment test is the value in use and, to that effect, it is estimated the cash flow for a 5-year period. The cash flow was prepared based on many factors, such as: (i) macroeconomic projections of interest rate, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increase in costs, returns, synergies and investment plans; (iv) client behavior; and (v) growth rate and adjustments made to flows in perpetuity. Adopting such estimates involves the probability of future events taking place and that the change of some of those factors might have a different result. The estimate of the cash flow is based on evaluation prepared by an independent specialized company, on annual basis or whenever there are signs of reduction to its recovery account, which is revised and approved by the Executive Board.

II.       Functional and presentation currency

The consolidate financial statements are presented in Brazilian Reais, functional and presentation currency of such statements.

For each subsidiary, entity under joint control and investment in non-consolidate company, the Company defined the functional currency. The assets and liabilities of such entities in functional currency different to Brazilian Real are translated as follows:

o      assets and liabilities are translated based on the exchange rate on the date of the balance sheet;

o      revenues and expenses are translated based on the average monthly exchange rate; and

o      gains and losses for translation of the net investment are recorded in the comprehensive income statement, in line with the “exchange variation of the investees located abroad".

III.     Basis for consolidation

i.       Subsidiaries

“Subsidiaries" means entities over which the Company has control. Control is based on: (i) the power over the investee; (ii) the exposition, or rights to variable returns for its involvement with the investee, and (iii) the capacity of using its power on the investee to affect the quantity of returns, as provided for in law, Bylaws or agreement.

The consolidation of a subsidiary starts when the Company obtains the control over a subsidiary and ends where it loses such control. Specifically, the revenues and expenses of a controlled entity acquired or sold during the exercise are included in the income statement and other comprehensive results as from the date on which the Company obtained the control until the date it ceases to control the subsidiary.

The result and each component of the other comprehensive results are attributed to controllers of the Company and to the non-controlling interest, even if the effect is attributed to the non-controlling interest. The total comprehensive result of the controlled entities is attributed to the owners of the Company and to the non-controlling interest, even if it generates a negative balance for the non-controlling interest. All of the transactions, balances, revenues and expenses among the Santander Group companies are fully eliminated in the consolidate financial statements.

Any change in the interest Santander Group holds in controlled entities that does not result in loss of control by Santander Group over the controlled entities are recorded as capital transactions. The difference between the value based on which the non-controlling interest are adjusted and the fair value of the considerations paid or received is registered directly to the net equity and attributed to the owners of the Company.

Whenever the Company loses control over a controlled entity, the gain or loss is recognized in the income statement and it is calculated based on the difference between: (i) the sum of the fair value of the considerations received and the fair value of the residual interest; and (ii) the previous balance of the assets (including premium) and liabilities of the controlled company and non-controlling interest, if any. All of the amounts previously recognized in “Other comprehensive results” related to the controlled entity are accounted as if the Company had sold directly the corresponding assets or liabilities of the controlled entity (i.e., reclassified to a result or transferred to another account of the net asset, as required or allowed by the applicable IFRSs, issued by IASB). The fair value of any investment held in the former controlled entity on the date of the loss of control is considered as the fair value in the initial recognition for the subsequent accountability based on the IAS 39 Financial Instruments: Recognition and Measuring or, where applicable, the cost in the initial recognition of an investment in an affiliate or joint venture.

ii.      Interest in joint ventures (entities under common control) and affiliates

Joint ventures are interest held in non-subsidiary entities but that are jointly controlled by two or more unrelated entities. This reflects in contractual agreements, under which two or more entities (“entrepreneurs”) buy interest in entities (“entities under joint control”) or have operations or hold assets so the strategic financial and operational decisions affecting the joint venture will depend on a unanimous decision of the entrepreneurs.

Affiliates are entities in which the Company has conditions to exercise a significant influence (significant influence is the power to participate in the decision-making in financial and operational policies of the investee) but does not control nor hold any joint control over it.

In the consolidate financial statements, the interest in entities under joint control and investments in affiliates are accounted based on the equity method, i.e. the Company’s interest in the investee’s net assets, taking into account the dividends paid of the elimination of capital and other products. In case of operations with an affiliate, the results related are eliminated pursuant to the investment by the Company in the affiliate. Relevant information on the company accounted based on the equity method by the Company are given in footnote 12.

iii.          Mergers, acquisitions and sales of companies

A combination of business means the union of two or more individual entities or economic units into one single entity or group of entities entered pursuant to the IFRS 3 (“Combination of Businesses”).

The combination of businesses is made in a way that the Company obtains the control over one entity and are recognized on accounting terms as follows:

•                The Company calculates the costs with the combination of businesses, defined as the fair value of the assets offered, the liabilities incurred and the ownership instruments, if applicable.

•                The fair values of the assets, liabilities and contingent liabilities of the entity or acquired business, including the intangible assets that have not been recognized by the acquired entity are estimated on the date of the acquisition and recognized in the consolidate balance sheet.

•                The surplus of the costs with the acquisition on the fair value of the identifiable net asset acquired is recognized as premium (footnote 14). The surplus of the fair value of the identifiable net assets on the costs with acquisition is considered as an advantageous purchase and recognized in the result on the date of the acquisition.

Footnote 4 has a description of the most significant transactions that took place in 2016, 2015 and 2014.

iv.          Investment funds

It includes the Investment Funds in which the Company and its controlled entities have substantial interest or the total of their shares and on which the Company is exposed, or is entitled to variable returns and has the capacity of affecting such returns through decision-making powers pursuant to IFRS 10 – Consolidate Financial Statements, therefore are consolidated in such Consolidate Financial Statements.

IV.      Definitions and classification of the financial instruments

i.       Definitions

•                “Financial instrument” means any contract that generates a financial asset in an entity and simultaneously a financial liability or financial participation in other entity.

•                “Equity instruments” means any contract that represents a residual interest in the asset of the issuing entity after all of its liabilities are deduced.

•                “Financial derivative” means the financial instrument whose value changes in response to the changes in an observable market variable (such as interest rate, exchange rate, price of financial instruments, market rate or credit rating), in which the initial investment is very low in comparison to other financial instruments with a similar response to the changes of market factors and is generally settled at a later date.

•                “Hybrid financial instruments” are contracts that simultaneously include a non-derivative main contract and a derivative one, known as embedded derivatives, which cannot be transferred separately and whose effect is making part of the cash flows of the hybrid contract vary in a way that is similar to an isolated derivative.

The transactions below are not treated as financial instruments for accounting purposes:

•                Investments in subsidiaries, entities jointly controlled and affiliates (footnote 12).

•                Rights and obligations by virtue of benefit plans for employees (footnote 23).

ii.           Classification of the financial assets for measuring purposes

The financial assets are initially classified in the many categories used for management and measuring purposes, except where it is mandatory its presentation as “Noncurrent assets kept for sale” or if they refer to “Availabilities and reserves in Central Bank”, “Derivatives used as hedge” and “Investment in affiliates”, which are recorded separately.

The financial assets are included for measuring purposes in the following categories:

•                Financial assets for negotiation (measured at the fair value based on result): this category includes financial assets bought to generate profit on a short term basis resulting from the variation of their price, and the financial derivatives are classified as hedge instruments.

•                Other financial assets at fair value of the result: this category includes the hybrid financial assets not kept for negotiation and totally measures to the fair value and the financial assets not kept for negotiation that are included in this category to obtain more relevant information, either to eliminate or reduce significantly the inconsistencies of recognition or measuring (“accounting divergences”) derived from the measuring of assets or liabilities or the recognition of the gains or losses with them on diverse basis, either because there is a group of financial assets or financial liabilities or both that is managed and whose performance is evaluated based on fair value, pursuant to a documented risk or investment management strategy, and the information on the Company is given to key professionals of the Company’s Management on the same basis.

The financial instruments included in this category (and in “Other financial liabilities at the fair value in the result”) are submitted on a permanent basis to a consistent measuring, management and control risk and return system, which allow the monitoring and identification of all of the financial instruments and the verification of an actual risk reduction. The financial assets may only be included in this category on the date they are acquired or generated.

Financial assets available for sale are demonstrated at their fair value. This category does not include debit instruments classified as “Investments kept to maturity”, “Receivable loans” or “Financial assets at fair value in the result”, and equity instruments issued by entities that are not subsidiaries, affiliates or entities under joint control, provided that such instruments have not been classified as “Financial assets for negotiation" or as “Other financial assets at fair value in the result". Results arising from changes in the fair value are recognized in the item adjustment to the market value in the net asset, to the exception of accrued losses due to impairment, which are recognized in the result. When the investment is sold or presents signs of reduction in the fair value due to impairment, the previous result accrued in the account of adjustment to the fair value in the net asset is reclassified for result purposes.

•                Loans and receivables: this category includes financings granted to third parties based on their nature, regardless of the type of debtor and the method of financing, including the financial leasing transactions, in which the entities included in the consolidation act as lessors. The entities included in the consolidation have, in general, the intention of keeping the loans and credits that grant up to the final maturity, which, for that reason, are presented in the consolidate balance sheet based on the amortized costs (which includes the necessary adjustments to reflect the losses for estimated non-recoveries).

•                Investments kept to maturity: this category includes the debt instruments negotiated in active market, with fixed maturity and fixed or determinable payments, in relation to which the Company intends and has the proven capacity of keeping them up to their maturity. Such investments are measures based on the amortized costs less loss for impairment, with recognized revenue based on effective yield.

iii.     Classification of the financial assets for presentation purposes

The financial assets are classified based on the nature of the following items in a consolidate balance sheet:

•                “Availabilities and reserves in Central Bank”: cash balance and credit balance in cash concerning deposits in the Central Bank.

•                “Loans and receivables”: it includes the loans granted by the Company, such as financial leasing credits and other debit balances of financial nature in favor of the Company, such as check drew against financial institutions, credit balances in relation to the chambers of compensation and agencies for settlement per transactions at stock exchange and organized markets, bonus paid in cash, call for payments, credits and rates and commissions for financial guarantees and debit balances resulting from transactions not originated in banking operations and services, such as collection of rentals and similar items.

•                “Loans and other amounts with credit institutions”: credits of any nature in the name of financial institutions.

•                “Loans and advances to clients”: it includes debit balances from all of the other credits and loans granted by the Company, including operations in the open market by means of centralized counterparties.

•                “Debt instruments”: bonus and other bonds that represent debt for the issuer, generate interest and are issued on a hard copy or through registration.

•                “Equity instruments”: financial instruments issued by other entities, such as stock with nature of equity instruments for the issuer, except investments in subsidiaries, entities under joint control or affiliates. The shares in investment funds not consolidated are included in this item.

•                “Derivatives”: it includes the fair value in favor of the Company of the derivatives that are not part of the hedge instruments.

•                “Derivatives used as hedge”: it includes the fair value in favor of the Company of the derivatives designed as hedge instruments.

•                “Interest in affiliates and joint business”: it includes investments in entities or associates under joint control.

iv.     Classification of the financial assets for measuring purposes

The financial assets are classified, for measuring purposes, into the following categories:

•                Financial assets for negotiation (measured at the fair value based on result): this category includes financial assets issued to generate short-term profit resulting from the variation of their price, the financial derivatives not considered as “hedge accounting” and the financial liabilities resulting from the direct sale of financial assets bought upon resale or loan commitments (“Positions sold”).

•                Other financial assets at fair value of the result: this category includes the financial liabilities whenever there is no further relevant information obtained, either to eliminate or reduce significantly the inconsistencies of recognition or measuring (“accounting divergences”) derived from the measuring of assets or liabilities or the recognition of the gains or losses with them on diverse basis, either because there is a group of financial assets or financial liabilities that is managed and whose performance is evaluated based on fair value, pursuant to a documented risk or investment management strategy, and the information on the Company is given to key professionals of the Company’s management on the same basis.

•                Financial liability at amortized cost: financial liabilities regardless of their method and maturity not included in any of the previous categories and resulting from the taking out of financing made by financial institutions.

v.      Classification of the financial liabilities for presentation purposes

The financial liabilities are classified based on the nature of the following items in a consolidate balance sheet:

•                “Central Bank Deposits”: deposits of any nature received from the Central Bank.

•                “Deposits from credit institutions”: deposits of any nature, including liabilities due to loans and transfers of capital raising in the open market, received from credit institutions.

•                “Deposits from clients”: it includes deposits of any nature such as in cash, savings and on term, including open market operations received from clients.

•                “Liabilities for bonds and securities”: it includes the bonus amount and other debts represented by negotiable bonds, except subordinated liabilities.

•                “Derivatives”: it includes the fair value with Company’s negative balance of the derivatives that are not part of the hedge accounting.

•                “Positions sold”: it includes financial liabilities resulting from the direct sale of financial assets bought upon resale or loan commitments.

•                “Subordinated debts”: value of the financings received that, for the purpose of payment priority, are below the common debts. This category also includes the financial instruments issued by the Company that, although they constitute actions for legal purposes, they do not meet the requirements to be classified as actions.

•                “Other financial liabilities”: it includes the amount of payment liabilities with the nature of financial liabilities not included in the other items and the liabilities subject to financial guarantee agreements, except if they are classified as doubtful.

•                “Derivatives used as hedge”: it includes the fair value of the Company’s liability concerning the derivatives designed as hedge instruments.

V.        Capital raisings, issues and other liabilities

The capital raising instruments are initially recognized at their fair value basically considered as the transaction price. They are subsequently measured at the amortized cost (accrual method) with the inherent expenses recognized as a financial benefit.

Among the criteria for an initial recognition of liabilities, it should be mentioned those composed-nature instruments that are classified as such because of the existence of a (liability) debt instrument and a component of embedded net equity (derivative).

The record of composed instrument consists in the joining of (i) a main instrument, which is recognized as a genuine liability of the entity (debt) and (ii) an equity component (derivative of convertibility into ordinary shares).

The issue of “Notes” must be registered in a specific account of the liability and updated pursuant to the rates adjusted and covenanted based on the exchange variation effect, where denominated in foreign currency. All of the compensation concerning such instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) must be entered as expenses for the period subject to the accrual regime.

The details concerning issuance of such debt instruments eligible to capital are described in footnote 21.

VI.      Measurement of financial assets and liabilities and recognition of changes in fair value

In general, financial assets and liabilities are initially recognized at fair value, which is considered to be equivalent, until contrary evidence, to the transaction price. The financial instruments are measured at fair value in the result are adjusted based on the transaction costs. The financial assets and liabilities are subsequently measured at the end of each tax year, as follows:

i.       Measurement of financial assets

Financial assets are measured at fair value, without deducting estimated transaction costs that may be incurred in disposing of them, with the exception of loans and receivables, investments held to maturity and equity instruments for which a fair value cannot be ascertained with sufficient reliability, and financial derivatives related to equity instruments of this kind and which are to be closed out upon delivery of these instruments.

The “fair value” of a financial instrument on a specific date is the price that would be received for the sale of an asset, or paid for the transfer of a liability, in an orderly transaction between market participants on the measurement date. The most objective and commonest reference for the fair value of a financial instrument is the price which would be paid for it in an active, transparent and substantial market (“quoted price” or “market price”).

If there is no market price for a particular financial instrument, its fair value is estimated on the basis of the valuation techniques normally used by the international financial community, taking into account the specific characteristics of the instrument to be measured, and, above all, the different kinds of risk associated with it.

All derivatives are recognized in the balance sheet at fair value as from the dealing date. When the fair value is positive, the instruments are recognized as assets; when it is negative, as liabilities. Changes in the fair value of derivatives after the dealing date are recognized under the heading “Gains (losses) on financial assets and liabilities” in the consolidated statement of income. Specifically, the standard fair value of financial derivatives included in the portfolios of financial assets and liabilities held for trading is considered to be equivalent to its daily quoted price; if, for exceptional reasons, it is impossible to obtain a quoted price on a specific date, these derivatives are measured using methods similar to those used for measuring derivatives traded on an over-the-counter market.

The fair value of derivatives traded on an over-the-counter market is taken to be the sum of future cash flows from the instrument, discounted to present value on the measurement date (“present value” or “theoretical closing price”), using the valuation techniques usually adopted in financial markets: Net Present Value (NPV), options pricing models and other methods.

“Loans and receivables” and “Investments held to maturity” are measured at amortized cost, using the effective interest rate method. “Amortized cost” is the cost of acquisition of a financial asset or liability, plus or minus (as appropriate) the payments of principal and accumulated amortization (included in the income statement) of the difference between the initial cost and the maturity value. In the case of financial assets, amortized cost also includes any impairment losses or bad debts. In the case of loans and receivables subject to a fair value hedge, changes in their fair value are recognized in relation to the risk(s) hedged.

The “Effective interest rate” is the discount rate corresponding exactly to the initial value of a financial instrument in respect of all its estimated cash flows, of every kind, throughout its remaining useful life. In the case of fixed income financial instruments, the effective interest rate is the contractual rate defined on the contract date plus commission and transaction costs, as applicable, which by their nature form part of the financial return. In the case of floating rate financial instruments, the effective interest rate is the rate of return obtained on all the commitments up to the reference date following the latest rollover date.

Equity instruments for which a fair value cannot be ascertained with sufficient reliability are measured at acquisition cost, adjusted by impairment losses if any.

The values for which financial assets are recognized represent, in all material respects, the Company’s maximum exposure to credit risk on the date of the financial statements. In addition, the Company has taken security and other credit increments to mitigate its exposure to credit risk, principally in the shape of mortgages, pledges of cash, equity instruments, sureties, asset leases and rental agreements, securities purchased on a repo basis, and securities and derivatives loans.

ii.      Measurement of financial liabilities

Most financial liabilities are measured at amortized cost, as defined above, except those shown under the heading of "Financial liabilities for trading” and “Other financial liabilities at fair value through income”, and financial liabilities designated as the object of a fair value hedge, which are measured at fair value.

iii.     Recognition of changes in fair value

As a general rule, changes in the book value of financial assets and liabilities are recognized in the consolidated statement of income. A distinction is made between those arising from provisioning for interest and similar gains – recognized under the heading “Interest and similar revenues” or “Interest and similar expenses”, as appropriate – and those arising for other reasons, which are recognized at their net value under the heading “Gains (losses) on financial assets and liabilities, net”.

Adjustments for changes in fair value in financial assets available for sale are recognized temporarily in shareholders’ equity under the heading “Other comprehensive income". Items debited or credited to this account remain in the Company’s consolidated shareholders’ equity until the corresponding assets are written off, and then they are debited to the consolidated statement of income.

iv.     Hedging transactions

The group uses financial derivatives for the following purposes: (i) to provide these instruments to customers who ask for them to manage their market and credit risks; (ii) for use in managing the risk of the Company’s own positions and of the assets and liabilities of its subsidiaries (Derivatives used for hedging); or (iii) to obtain gains from the fluctuations in price of these derivatives (Derivative financial instruments).

Financial derivatives that do not qualify as hedge accounting transactions are treated, for accounting purposes, as derivatives for trading.

A derivative is booked as hedge accounting if all the following conditions are met:

1.        The derivative provides protection against one of the following three types of exposure:

a.        Changes in fair value of assets and liabilities due, among other things, to fluctuations in interest or exchange rates affecting the position or the balance to be protected (fair value hedge).

b.        Changes in estimated cash flows due to financial assets and liabilities, commitments and transactions which are highly likely to occur (cash flow hedge).

c.        A net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.        When it is effective in offsetting the exposure inherent in the item or position protected during the entire expected period of the hedge, i.e.:

a.        On the contract date it is expected that the hedge, under normal conditions, will be highly effective (“prospective effectiveness”).

b.        There is sufficient evidence that the hedge was effective during the entire period for which the item or position covered existed (“retrospective effectiveness”).

3.           There must be adequate documentation showing the designation of the financial derivative as a hedge for specific balances or transactions, and how it is anticipated that protection will be achieved and measured, provided that this is consistent with the Company’s own risk management procedures. Changes in value of financial instruments used in hedge accounting are recognized as follows:

a.        Gains or losses on fair value hedges, both on the hedge instruments and the items protected (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of income.

b.        For cash flow hedges, the effective portion of a change in the value of the hedging instrument is recognized temporarily in shareholders’ equity, under the heading of “Other comprehensive income – Cash flow hedges” until the proposed transactions take place, and then this portion is recognized in the consolidated statement of income, unless the transactions result in recognition of non-financial assets or liabilities, in which case this portion is included in the cost of these assets or liabilities. The non-effective portion of changes in the value of derivatives for currency hedging is recognized directly in the consolidated statement of income.

c.        The non-effective portion of gains and losses on cash flow hedging instruments, and hedges of a net investment in a foreign operation, is recognized directly in “Gains (losses) on financial assets and liabilities, net” in the consolidated statement of income.

If a derivative designated as a hedging instrument ceases to meet the requirements described above due to maturity, ineffectiveness or any other reason, it will be classified as a derivative for trading.

When the booking of hedge transactions at fair value is reversed, adjustments previously recognized on the protected item are transferred to income, at the effective interest rate recalculated on the date of reversal of the hedge. The adjustments must be amortized in full at maturity.

When cash flow hedges are reversed, any cumulative gain or loss on the hedging instrument that has been recognized in shareholders’ equity under the heading of “Other comprehensive income” (since the time when the hedge became effective) remains in this account until the proposed transaction takes place, and is then recognized in income. If the transaction is no longer expected to take place, any cumulative gain or loss is recognized immediately in income.

VII.     Write-off of financial assets and financial liabilities

The accounting treatment of transfers of financial assets depends on the extent in which the risks and rewards relating to the assets transferred are transferred to third parties:

1.        If the Company substantially transfers all risks and rewards to third parties – unconditional sale of financial assets, sale of financial assets based on an agreement that provides for its repurchase at fair value on repurchase date, sale of financial assets through purchase of a call option or sale of a put option that is significantly outside the price range, securitization of assets where the transferor does not retain a subordinated debt or grants a credit improvement to the new holders and other similar events – the financial asset transferred is written off and any rights or obligations retained or created on transfer are simultaneously recognized.

2.        If the Company substantially retains all risks and rewards associated with the financial asset transferred – sale of financial assets based on an agreement that provides for its repurchase at a fixed price or sales price plus interest, a security lending agreement whereby the borrower undertakes to return the same assets or similar assets and other similar events – the financial asset transferred is not written off and continues to be measured using the same criteria used before transfer. However, the following items are recognized:

a.        A corresponding financial liability, at an amount equal to the consideration received; such liability is subsequently measured at amortized cost.

b.        The revenue from the financial asset transferred not written off and any expense incurred with the new financial liability.

3.        If the Company neither transfers nor retains substantially all risks and rewards associated with the financial asset transferred – sale of financial assets using a call option in a long position or put option in a short position that is not substantially outside the price range, securitization of assets where the transferor retains a subordinated debt or grants a credit improvement with respect to a portion of the asset transferred and other similar events – the following distinction is made:

a.        If the transferor does not retain the control of the financial asset transferred, the asset is written off and any rights or obligations retained or created on transfer are recognized.

b.        If the transferor retains the control, he/she continues to recognize the financial asset transferred at an amount equivalent to its exposure to changes in value and recognizes a financial liability associated with the financial asset transferred. The net carrying amount of the asset transferred and related liability corresponds to the amortized cost of rights and obligations retained, if the asset transferred is measured at amortized cost, or the fair value of the rights and obligations retained, if the asset transferred is measured at fair value.

Therefore, financial assets are only written off when the rights on cash flows generated are extinguished or when substantially all relevant risks and rewards are transferred to third parties. Likewise, financial liabilities are only written off when the obligations that generate them are extinguished or when they are acquired with the intention of being cancelled or resold.

VII.     Offset of assets and liabilities

Financial assets and liabilities are offset, i.e., accounted for in the balance sheet at their net amounts, only if the Company and its subsidiaries have a currently legally enforceable right to offset the amounts recognized and have the intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

As of December 31st, 2016, 2015 and 2014, the Company did not have financial instruments that meet the conditions to be recognized on a net basis.

VIII.   Regular purchase of financial assets

Regular purchases of financial assets are recognized on transaction date. Assets are reversed when the rights to receive cash flows expire or when the Company has substantially transferred all risks and rewards of ownership.

(i)     Impaired financial assets

i.                        Definition

A financial asset is impaired when there is objective evidence of events that:

•                Result in an adverse impact on estimated future cash flows on the transaction date, in the case of debt instruments (borrowings and debt securities).

•                Cause their carrying amounts not be fully recovered, in the case of equity instruments.

•                Arise from breach of borrowing terms or conditions, and

•                Due to a bankruptcy process.

In general, whenever the abovementioned events are identified, the carrying amount of impaired financial assets is adjusted by recognizing an allowance for impairment losses charged as expense in “Losses on financial assets (net)” in the consolidated income statement. The reversal of losses previously recorded is recognized in the consolidated income statement when the impairment loss decreases and can be objectively related to a recovery event.

ii.      Debt instruments stated at amortized cost

The amount of a loss incurred to determine the recoverable amount of a debt instrument stated at amortized cost corresponds to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future loan losses not incurred), less original effective interest of the financial asset (i.e., the effective interest rate calculated upon initial recognition), and is presented as a reduction of asset and recognized in the income statement.

When estimating future cash flows of debt instruments, the following factors are taken into consideration:

•                All amounts expected to be obtained over the remaining life of the instrument, including collaterals offered, where applicable. Impairment losses also take into account the likelihood of collection of accrued interest receivable;

•                The various types of risks to which each instrument is subject; and

•                The circumstances based on which collections will probably be made.

These cash flows are subsequently adjusted using the effective interest rate of the transaction.

Specifically with respect to the adjustment to the recoverable value arising from the consummation of the risk of insolvency of counterparties (credit risk), a debt instrument becomes uncollectible due to insolvency when there is evidence of deterioration of the counterparty’s ability to pay, either due to default or other reasons.

The Company applies, through its risk area, policies, methods and procedures to mitigate its exposure to credit risk arising from insolvency attributable to counterparties.

These policies, methods and procedures are applied on granting, analysis and documentation of debt instruments, contingent liabilities and other obligations, identification of the recoverable value and calculation of the amounts necessary to cover the related credit risk.

The procedures applied on the identification, measurement, control and decrease of the exposure to the credit risks are based on individual level or grouped by similarity:

•                Customers with individual management: customers in the Wholesale sector, financial institutions and certain companies. Risk is managed through an analysis supplemented by tools that support the decision-making process based on internal risk assessment models.

•                Customers with standard management: individuals and legal entities not classified as individual customers. Risk is managed based on automated decision-making and internal risk assessment models, supplemented, when the model is not comprehensive or accurate enough, by analyst teams specialized on this type of risk. Receivables relating to standard customers are normally considered as uncollectible when they have a history of losses and are past-due over 90 days.

Regarding the provision for impairment losses from credit risk, the Company evaluates all loans. Loans are individually analyzed with respect to impairment or jointly analyzed with respect to impairment. Loans accounted for at amortized cost, which are not individually analyzed with respect to impairment, are jointly analyzed with respect to impairment, and grouped considering risk similarity. Loans individually analyzed with respect to impairment are not included in balances jointly analyzed with respect to impairment.

First, the Company assesses whether there is objective evidence of impairment individually for financial assets that are individually significant, or individually or collectively for financial assets that are not individually significant.

To individually measure impairment losses on loans analyzed with respect to impairment, the Company considers the borrower’s conditions, such as economic and financial condition, level of indebtedness, profit generation capacity, cash flow, management, corporate governance and internal control quality, history of payments, experience in the sector, contingencies and credit limits, as well as the characteristics of assets, their nature and purpose, type, sufficiency and liquidity-level guarantees and total credit amount, and also based on past experience of impairment and other circumstances know at the time of the analysis.

To measure the impairment loss on loans collectively analyzed for impairment, the Company segregates financial assets into groups considering the characteristics and similarity of credit risk; in other words, according to segment, the type of assets, guarantees and other factors associated with the history of impairment and other circumstances known at the time of the analysis.

In some cases, observable data needed to estimate the amount of a financial asset impairment loss may be limited or may cease to be relevant to current circumstances.

In those cases, the entity uses its experience to estimate the amount of any impairment losses. Similarly, the entity uses its experience to adjust observable data of a group of financial assets so as to mirror current circumstances.

The impairment loss is calculated using statistical models that take into consideration the following factors:

•                Exposure at default or “EAD” is the amount of the risk exposure on the date borrower is in default.

•                In accordance with the IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

•                Probability of default or “PD” means the probability of the borrower not performing its obligations to pay the principal and/or interest. PD is measured on a one-year period basis; i.e., it measures the probability of default by the borrower over the next year. There will be default if the principal or interest is past due over ninety (90) days or if the loan is outstanding but there are doubts with respect to the counterparty’s solvency (subjective doubtful assets).

•                Loss given default, or “LGD”, is the loss incurred in case of default. LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

•                The loss identification period, or “LIP”, is the period of time between the moment a loss takes place and the identification of objective evidence of that loss. In other words, it represents the period of time from the credit loss until the actual confirmation of that loss.

•                In addition, before writing off past-due loans (which is made only after the Company makes all collection efforts and after around three hunded-sixty (360) days of delay), a full allowance is created for the remaining debt balance of the loan so that our allowance for loan losses fully cover our losses. Hence, the Company believes that its methodology to determine the allowance for loan losses was developed so as to match its risk measurement and raise loans that might be impaired.

iii.     Debt or equity instruments classified as available for sale

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale is recorded in equity in line item “Other Comprehensive Income”.

When there is objective evidence that the abovementioned differences arise from the loss considered due to the decrease in fair value due to impairment, they are no longer recognized in equity and are classified in the consolidated income statement at the cumulative amount on that date. Losses considered permanent relating to an investment in equity instruments are not reversed in subsequent periods.

IX.      Repurchase agreements

Purchases (sales) of financial assets based on a non-optional fixed price repurchase agreement are recognized in the consolidated balance sheet as investments in repurchase agreements, based on the nature of the debtor (creditor), under the heading “Availabilities and reserves at the Central Bank”, “Loans and other amounts with credit institutions” or “Loans and advances to customers” ("Deposits from the Central Bank", “Deposits from credit institutions" or "Deposits from customers").

Differences between the purchase and sale prices are recognized as interest over the term of the agreement.

X.        Lease accounting

i.            Finance leases

Finance leases are leases that transfer to the lessor substantially all risks and rewards of ownership of the leased asset.

When the consolidated entities act as the lessors of an asset, all types of finance leases have a guaranteed residual value, and the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value -which is generally the exercise price of the call option of the lessee at the end of the lease term - is recognized as a loan to third parties and is therefore included in line item “Loans and receivables” in the consolidated balance sheet.

The finance income arising from these agreements is credited to “Interest income and similar” in the consolidated income statement so as to obtain a constant rate of return on the lease term.

XI.      Noncurrent assets held for sale

Noncurrent assets held for sale include the carrying amount of individual items, or groups of disposal or items that are part of a business unit for disposal (“Discontinued transactions”), whose sale “as is” is highly probable and which is expected to occur within one year. Properties or other noncurrent assets received by consolidated entities upon full or partial settlement of payment obligations of borrowers are considered as noncurrent assets held for sale through auctions that normally take place within one year.

Noncurrent assets held for sale are measured as the lower of the fair value less costs to sell and the carrying amount on the date in which they are classified in this category. Noncurrent assets held for sale are not depreciated.

Impairment losses on an asset or group of disposal as a result of a decrease in its carrying amount to the fair value (less costs to sell) are recognized in “Profit/loss on disposal of and expenses of noncurrent assets held for sale not classified as discontinued transactions” in the consolidated income statement. Gains on a noncurrent asset held for sale arising from subsequent increases in the fair value (less costs to sell) increase their carrying amount and are recognized in the consolidated income statement until the amount corresponding to impairment losses previously recognized.

XII.     Residual maturity periods and average interest rates

An analysis of the maturity of the balances of certain items in the consolidated balance sheets and the average interest rates at the end of the years 2016, 2015 and 2014 is informed in note 45-d.

XIII.   Tangible assets

Tangible assets include the amount of buildings, land, furniture, vehicles, IT equipment (hardware) and other tools owned by the Company, including tangible assets received by the Company upon full or partial settlement of financial assets corresponding to accounts receivable from third parties for the purpose of continuing use, and tangible assets acquired based on finance leases, presented at cost less the related accumulated depreciation and any impairment losses (net carrying amount higher than the recoverable amount).

Depreciation is calculated on a linear basis based on the acquisition cost less its residual value. Land upon which buildings and other structures with indefinite useful lives are built, therefore, are not depreciated.

Depreciation expenses on the tangible asset are recognized in the consolidated income statement and basically calculated using the following depreciation rates (based on the average of years of estimated useful life of different assets):

Annual rate

Buildings for one´s own use	4%
Furniture	10%
Fixtures	10%
Office and computing equipment	20%
Improvements to third party properties	10% or until expiration of the agreement.

The Company determines, at the end of each period, if there is any indication that tangible assets might be impaired, i.e., an asset with a carrying amount above the realizable value, either through use or sale.

Once the impairment of the tangible asset is identified, it is adjusted until reaching its realizable value through the recognition of an impairment loss recorded in "Losses on other assets (net)". In addition, the depreciation amount of the aforesaid asset is recalculated so as to adjust the useful life of the asset.

In case of any evidence or indication of impairment of a tangible asset, the Company recognizes the reversal of the impairment loss recorded in prior years and should adjust future depreciation expenses based on the useful life value of the asset. Under no circumstance can the reversal of an impairment loss of an asset increase its carrying amount above the amount that would have been obtained had no impairment loss be recognized in prior fiscal years.

Upkeep and maintenance expenses relating to the own use property are recognized as expenses in the period in which they are incurred.

XIV.  Intangible assets

Intangible assets refer to non-monetary identifiable assets (separable from other assets) with physical substance that result from a legal transaction or internally developed software. Only assets whose cost can be reliably estimated and based on which consolidated entities consider as probable that future economic benefits will be generated are recognized.

Intangible assets are initially recognized at acquisition or production cost and are subsequently measured less of any accumulated amortization and any accumulated impairment losses.

i.       Goodwill

Upon acquisition of an investment in subsidiary, any difference between the investment cost and the investor’s share in the net fair value of the identifiable assets, liabilities and contingent liabilities of the investee (subsidiary or associate) is accounted for under IFRS 3 - Business Combination.

Goodwill is recognized only when the amount of the consideration obtained from the investee exceeds the fair value on acquisition date and, therefore, represents a payment made by the buyer in consideration for future economic benefits of assets of the acquiree that cannot be identified individually and recognized separately.

At the end of each reporting period or whenever there is an indication of impairment, the goodwill is tested for impairment (recoverability test) and if there is any loss, goodwill is written off upon recognition as “Losses on other assets (net) – Other intangible assets” in the consolidated income statement.

The adjustment to the net fair value of the identifiable assets, liabilities and contingent liabilities of the investee with respect to their carrying amounts are individually allocated to the identifiable assets acquired and liabilities assumed that comprise it based on the respective fair values on the acquisition date.

In case of business combinations made in phases, the prior interest in the acquiree at fair value on acquisition date that such acquiree’s control is obtained is measured again.

II -    Other intangible assets

Refers to an identifiable non-monetary asset with no physical substance. It basically derives from the development of software, as well as the acquisition of rights that are capable of generating economic benefits to the Bank. They could be definite or indefinite.

Other intangible assets have indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is a predictable limit for the period over which the asset is expected to generate cash inflows for the Company, or a finite useful life in all other cases.

Intangible assets with an indefinite useful life are not amortized, on the contrary, at the end of each period, the entity reviews the remaining useful life of the assets in order to determine if it continues to be indefinite and, if not, the change should be accounted for as a change in accounting estimates.

Intangible assets with finite useful life are amortized over such useful life using methods similar to those used to depreciate tangible assets. Amortization expenses are recognized in line item "Depreciation and amortization" in the consolidated income statement.

The Company determines, at the end of each period, if there is any indication that intangible assets might be impaired, i.e., an asset with a carrying amount above the realizable value.  After identifying any impairment, this is adjusted until reaching its realizable value.

The measurement of the recoverable value of other intangible assets - software is made based on the value in use, as well as on the analysis of the discontinuance of the asset with respect to the Company´s activities.

Software acquisition and development expenses are amortized over a maximum period of five (5) years.

XV.   Other assets

Includes the balance of all advances and revenues accrued (excluding accrued interest), lists of acquired clients, the net amount of the difference between pension plan obligations and the amount of the plan’s assets with a balance on behalf the entity, if the net amount is to be disclosed in the consolidated balance sheet, and the amount of any other properties and assets not included in other items.

The Company uses the value in use of the lists of customers to determine the recoverable value since it is not reasonably possible to determine the net sales amount, because there is no basis to make a reliable estimate of the amount to be obtained in consideration for the sale of the assets in an arm’s length transaction between knowledgeable, willing parties. The value in use of lists of customers acquired related to the purchase of “payrolls” is determined individually. An analysis is prepared by the business areas which is intended to show the expected generation of future economic benefits and the present value of expected cash flows. On a quarterly basis, these analyses are reviewed based on actual cash flows of each business (value in use), which are compared to the carrying amount, verifying whether or not there is a need to account for an impairment loss.

XVI.  Liabilities for insurance agreements

Liabilities for insurance agreements are comprised mainly of mathematical provisions of benefits granted and to be granted (PMBaC and PMBC). Insurance agreements are agreements where the Company accepts a significant risk – other than the financial risk – of an insured and accepts to compensate the beneficiary in the event of future uncertain events where the beneficiary will be adversely affected.

Insurance liabilities are recognized when the agreement is accounted for and the premium is collected. Agreements that are classified as insurance are not subsequently reclassified. Liabilities are written off when the agreements is terminated or cancelled.

All valuation methods used by the subsidiaries are based on general principles that the carrying amount of the net liability needs to be sufficient to cover any projected obligation resulting from insurance agreements. Investment assumptions are also determined by the local regulatory agency or based on management’s future expectation. In the latter case, the anticipated return of the future investment is defined by management considering available market information and economic indicators. An assumption significantly related to the estimated gross profit on variable annuities is the annual long-term growth rate of the underlying assets.

Tests are carried out to verify that the mathematical provisions are adequate for each fiscal period.

In the years ended on December 31, 2016, 2015 and 2014, as determined by IFRS 4 and subsequent amendments, the adequacy of the technical provisions constituted were evaluated through the TAP.

On December 31, 2016, TAP indicated the need to create additional technical provisions of R$ 85,395 (12/31/2015 - R$ 57,523) for FGB-type plans.

XVII.  Provisions, contingent assets and contingent liabilities

The Company and its subsidiaries are parties to lawsuits and administrative proceedings of a tax, labor and civil nature, arising from the normal course of their activities.

Provisions include legal obligations, lawsuits and administrative proceedings relating to tax and social security obligations, whose validity or constitutionality can be challenged and which, regardless of the assessment about the likelihood of loss, amounts are fully recognized in the financial statements. Provisions are revalued at each balance sheet date to reflect the current best estimate and may be fully or partially reversed or reduced when the outflows of resources and obligations relevant to the process are no longer probable, including decay of legal deadlines, res judicata of processes, among others.

Provisions for judicial and administrative contingencies are recorded when the risk of loss of a legal or administrative action is assessed as probable and the amounts involved are measurable with sufficient confidence, based on the nature, complexity, history of the actions and the opinion of the legal advisors, and on the basis of the best available information. For contingencies for which a risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the financial statements (Note 24.h) and for the contingencies for which the risk of loss is remote, no disclosure is required. In the case of irreversible judgments favorable to the Company, the counterparty has the right, in the event of specific legal requirements, to file an action for relief from judgment within a period determined by legislation in force. Actions for relief from judgment are considered new actions and will be evaluated for contingent liability purposes if and when they are filed.

Contingent assets are not accounted for, except when there are collaterals or favorable final and unappealable legal decisions, which characterize the gain as virtually certain. Contingent assets with a probable favorable outcome, if any, are only disclosed in the financial statements.

XVIII.   Other obligations

Other obligations include the balance of all provisioned and deferred income, excluding accrued interest, and the value of any other obligations not included in other categories.

XIX.  Share-based compensation

The Company offers long-term compensation plans with acquisition conditions. The main acquisition conditions are: (1)  Conditions of service, provided that the participant remains employed during the term of the Plan to acquire conditions to exercise his/her rights; (2) performance conditions, the number of Units exercisable by participants is determined by the Company’s performance in terms of: Total Shareholder Return (TSR) and can be reduced, if the goals of the reduction of Return on Risk-adjusted Capital (RORAC) are not attained, comparison between realized and budgeted at each year, as set by the Board of Directors and (3) market conditions since some parameters are contingent on the market price of the Company’s shares. The Company measures the fair value of the services provided by reference to the fair value of equity instruments granted on grant date, taking into account market conditions for each plan when the fair value is estimated.

Settlement through shares

The Company measures the fair value of the services provided by reference to the fair value of equity instruments granted on grant date, taking into account market conditions for each plan when the fair value is estimated. In order to recognize personnel expenses as a balancing item to capital reserves during the effective period, as services are received, the Company considers the treatment of service conditions and recognizes the amount for the services received during the effective period based on the best assessment of the estimate for the number of equity instruments that it is expected to grant.

Settlement in cash

For share-based payments settled in cash (in the form of share appreciation), the Company measures the fair value of the services rendered and the corresponding liability incurred based on the appreciation of the shares on the grant date and until the liability is settled. The Company reassesses the fair value of the liability at the end of each reporting period and the date of its settlement, with any changes in the fair value recognized in the income statement for the period. In order to recognize personnel expenses as a balancing item to provisions in “other liabilities” during the validity period, reflecting in the period how services are received, the Company determined total liabilities based on the best estimate of the number of appreciation rights of the shares acquired at the end of the validity period and recognizes the amount of services received during the validity periods based on the best estimate available. On a periodic basis, the Company analyzes such estimate of the number of share appreciation rights to be acquired at the end of the grace period.

XX.   Recognition of income and expenses

The most significant criteria adopted by the Company to recognized its income and expenses are summarized below:

i.       Interest income and expenses and similar

Interest income and expenses and similar are generally recognized on an accrual basis, using the effective interest method. Dividends received from other companies are recognized as revenue when the right to receive them arises for consolidated entities.

ii.      Commissions, fees and similar items

Income and expenses from fees and commissions are recognized in the consolidated income statement using criteria that vary according to their nature (note 36). The main criteria are:

•                Income and expenses from fees and commissions, relating to financial assets and liabilities measured at fair value through profit or loss, are recognized when paid;

•                Those resulting from transactions or services performed over a period of time are recognized throughout the life of such transactions or services; and

•                Those relating to services provided through one single action are recognized upon the performance of any such action.

Certain 2014 fees and commissions fees and commissions related to the business and activities of the subsidiary GetNet S.A., acquired in 2014, were reclassified to conform to the 2015 presentation.

iii.     Non-financial income and expenses

Recognized for accounting purposes on an accrual basis.

iv.     Deferred collections and payments

Recognized for accounting purposes at the amount resulting from the discount of expected cash flows at market rates.

v.      Contractual loan rates

Contractual loan rates, particularly in loan requests and granting rates, are accrued and recognized over the loan term. Regarding loan granting rates, the portion relating to direct related costs incurred under the loan agreement is immediately recognized in the consolidated income statement.

XXI.    Collaterals

i.       Financial Guarantees

Financial guarantees are defined as agreements whereby an entity undertakes to make specific payments on behalf of a third party, if the third party fails to do so, regardless of the various legal forms that they might have, such as collaterals, irrevocable documentary credits issued or confirmed by the entity, etc.

The Company initially recognizes financial guarantee commissions as liabilities in the consolidated balance sheet at fair value, which is generally the present value of fees, commissions or interest receivable from these contracts over its term.

Financial guarantees, regardless of the guarantor, instrument or other circumstances, are reviewed periodically to determine the credit risk to which they are exposed and, if applicable, to consider whether a provision is necessary. The credit risk is determined by applying criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

Provisions recognized for these transactions are recognized in line item “Provisions – Provisions for contingent liabilities, obligations and other provisions” in the consolidated balance sheet (note 24).

If a specific provision is necessary for financial guarantees, the related unrecognized commissions in line item “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet are reclassified to the adequate provision.

ii.      Guarantees and credit risk mitigation policy

The Company's practice is to control credit risk through the use of guarantees in its operations.  Each business unit is responsible for managing credit risk and formalizes the use of guarantees in its credit policies.

The Company uses guarantees with the purpose of increasing its recoverability in operations subject to credit risk. The guarantees used may be fiduciary, real, legal structures with mitigating power and compensation agreements. The Company periodically reviews its guarantee policy, through technical and normative parameters and also its historical basis, to determine if the guarantee is legally exercisable and feasible.

Credit limits are continuously monitored and changed based on customer behavior. Thus, the potential loss amounts represent a fraction of the available amount.

XXII.  Assets under management and investment and pension funds managed by the Company

Third-party assets managed by the consolidated entities are not presented in the body of the consolidated balance sheet. The management fees are included under the heading "Fee and commission income" in the consolidated statement of income. Note 45-b contains information on the third-party assets managed by the Company.

Investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated balance sheet, since the respective assets are owned by third parties. Fees and commissions earned during the fiscal year for services rendered by the Company's entities to these funds (asset management and custody services) are recognized under the heading "Fee and commission income" in the consolidated statement of income.

XXIII.   Post-employment benefits

Post-employment benefit plans comprise undertakings assumed by the Company of: (i) benefits additional to those under the public pension system; and (ii) health care, in cases of retirement, permanent disability or death for eligible employees and their direct beneficiaries.

Defined contribution plans

A defined contribution plan is the post-employment benefit plan based on which the Company and its subsidiaries, as the sponsoring entity, pay fixed contributions to a pension fund, with no legal or constructive obligation of paying additional contributions if the fund does not have sufficient assets to honor all benefits relating to the services provided in the current and prior periods.

Contributions made in this sense are recognized as “Expenses with Interest and similar” in the consolidated income statement.

Defined benefit plans

Defined benefit plan is a post-employment benefit plan that is not a defined contribution plan, and is presented in note 23. For this type of plan, the obligation of the sponsoring entity is to provide the benefits agreed with the employees, assuming the actuarial risk that the benefits will cost more than expected.

For defined benefit plans, the latest version of IAS 19 established fundamental changes in the accounting and disclosure of post-employment benefits such as the removal of the corridor mechanism from the registration of plan obligations, as well as changes in the criteria for recognition of remunerative interest of plan assets (valorization based on the discount rate of the actuarial obligation).

In addition, there is full recognition of liabilities when unrecognized actuarial losses (actuarial deficits) occur as a counter entry to the shareholders' equity account ("Other Comprehensive Income").

Main Definitions

The present value of the defined benefit obligation is the present value without deduction of any plan assets from the expected future payments required to settle the obligation resulting from the employee's service in current and past periods.

Deficit or surplus is: (a) the present value of the obligation of defined benefit; less (b) fair value of the plan assets

The sponsoring entity may recognize the plan assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit obligations of the plan or the sponsoring entity; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for benefits already paid to employees.

Actuarial losses and earnings are changes in the present value of the defined benefit obligation resulting from: (a) adjustments by experience (effects of the differences between actuarial assumptions adopted and what actually occurred); and (b) effects of changes in actuarial assumptions.

Cost of current service is the increase in the present value of the defined benefit obligation resulting from the service provided by the employee in the current period.

The past service cost is the change in the present value of the defined benefit obligation for service provided by employees in previous periods, resulting from a change in plan or a reduction in the number of employees covered.

Post-employment Benefits are recognized in the statement of income in the lines of Expenses with Interest and similar and provisions (net).

The defined benefit plans are accounted for based on actuarial study performed annually by an outside consulting company, at the end of each year effective for the subsequent period.

XXIV.    Other long-term benefits to employees

Other long-term benefits to employees defined as obligations to early retirement beneficiaries  - considered as those who no longer provide services to an entity, but who, without being legally retired, continue to have economic rights with respect to the entity until they acquire the legal status of retirees – bonuses for length of service, obligations for spousal death or disability before retirement, that rely on the employee’s length of service in the entity, and other similar items, are treated for accounting purposes, as the case may be, as previously set forth for defined benefit post-employment plans, except that all costs of past services and actuarial gains and losses are immediately recognized.

XXV.   Severance benefits

Severance benefits are recognized when there is a formal detailed plan identifying the basic changes to be made, provided that the plan implementation has begun, its main characteristics have been publicly announced or objective facts relating to its implementation have been disclosed.

(a)       Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)

The IRPJ charge is calculated at the rate of 15%, plus the additional 10%, applied to the profit, after effecting the adjustments determined by tax legislation. CSLL is calculated at the rate of 20% for financial institutions (15% until August 2015) and 9% for other companies, on profit, after considering the adjustments determined by tax legislation. The CSLL rate for financial institutions, private insurance corporations and capitalization companies was raised from 15% to 20% for the base period from September 1, 2015 to December 31, 2018, pursuant to Law 13.169/2015 (a result of the conversion of Provisional Measure 675/2015 into law).

Income tax expenses are recognized in the consolidated income statement, except when they result from a transaction directly recognized in equity and, in any such case, the tax effect is also recognized in equity.

Current income tax expenses are calculated as the sum of current income tax resulting from the application of the proper tax rate to the taxable income for the year (less any deductions permitted for tax purposes) and changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Tax credits classified as “Current” are tax values to be recovered in the next 12 months.

Tax liabilities include the amount of all tax liabilities (except for provisions for taxes), classified as “Current” – amount payable with respect to the income tax on taxable income for the year and other taxes within the next twelve (12) months.

Deferred tax assets and liabilities include temporary differences identified as the amounts expected to be paid or recovered on differences between the carrying amounts of assets and liabilities and their related tax bases, and accumulated tax credits and losses. These amounts are measured at the rates expected to be applied in the period in which the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is probable that consolidated entities will have sufficient future taxable income against which deferred taxes assets can be utilized, and deferred tax assets do not result from initial recognition (except in a business combination) of other assets and liabilities in a transaction that does not affect taxable income or book profit. Other deferred tax assets (accumulated tax credits and losses) are only recognized if it is probable that consolidated entities will have sufficient taxable income against which they can be utilized.

Due to the change in the CSLL rate, the group companies re-measured their deferred tax credits and liabilities at the rates applicable to the period in which the asset is realized and the liability is settled.

Income and expenses directly recognized in equity are accounted for as temporary differences.

Deferred tax assets and liabilities are revalued on the balance sheet date to determine if they still exist, by making the proper adjustments based on the analyses performed.

The expectation of realization of the Company's tax credits is based on projections of future results and based on a technical study, as shown in note 25.

Taxes on revenues (PIS and COFINS) are calculated at a combined tax rate of 4.65% on certain gross income and expenses. Financial institutions can deduct certain finance costs in the determination of PIS and COFINS tax bases. PIS and COFINS are considered as profit components (net of certain revenues and expenses); Therefore, and in accordance with IAS 12, they are accounted for as income taxes

(b)       Consolidated Statement of Cash Flows

The following terms are used in the consolidated statement of cash flows with the following meanings:

•                Cash Flows: Cash inflows and outflows and cash equivalents, which are highly liquid financial investments subject to an insignificant risk of changes in value and usually with a maturity of about three months or less from the date of original acquisition.

•                Operating Activities: The main revenue generating activities of financial institutions and other activities that are not financing or investment activities.

•                Investment Activities: The acquisition and sale of long-term assets and other investments not included in cash and cash equivalents.

•                Financing activities: Activities that result in changes in the amount and composition of shareholders' equity and liabilities that are not operating activities.

In preparing the consolidated statement of cash flows, highly liquid financial investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Company classifies as cash and cash equivalents the balances recorded under the item "Cash and cash equivalents and reserves at the Central Bank" and "Loans and other amounts with credit institutions" in the consolidated balance sheet, except for restricted use resources and long-term operations.

Interest paid and received basically corresponds to the Company's operating activities.

The Company's Management decided to include the item "Exchange Variation on Cash and Cash Equivalents" and the respective impacts on the net cash flow from operating activities, consequently the Consolidated Statements of Cash Flows were reclassified for the year ended December 31 2014, with the objective of better presentation of this accounting report. From 2015, the Company’s management considered such reclassifications to be immaterial.

10.6    Officers description of relevant items not evinced in the financial statements of the Company:

a. the assets and liabilities held by the issuer, directly or indirectly, which are not shown in its balance sheet (off-balance sheet items), such as:

i.            commercial operating leases, assets and liabilities

On December 31, 2016 the Company leased  properties, which are mainly used as branches, based on a standard agreement, which may be cancelled at its discretion and includes a renewal option and adjustment clauses, classified under the concept of commercial operating lease.  The total minimum future payments due on non-cancellable commercial operating leases on December 31, 2016 is of R$ 2,933 million, of which R$ 647 million in up to one (1) year, R$ 1,790 million between 1 to 5 years and R$ 497 million in more than 5 years. Additionally, the Company has open-ended agreements amounting to R$ 1,013.00, corresponding to the monthly rent of the agreements with such characteristic. An amount of R$ 664 million was recorded as expenses during the fiscal year 2016, in respect of commercial operating lease payments.

The total minimum future payments due on non-cancellable commercial operating leases on December 31, 2015 is of R$ 3,199 million, of which R$ 640 million in up to one (1) year, R$ 1,873 million between 1 and 5 years and R$ 685 million in more than five (5) years. Additionally, the Company has open-ended agreements amounting to R$ 696 thousand, corresponding to the monthly rent for agreements with this characteristic. An amount of R$ 659 million was recorded as expenses during fiscal year 2015, in respect of commercial operating lease payments.

The total minimum future payments due on non-cancellable commercial operating leases on December 31, 2014 is of R$ 2,522 million, of which R$ 655 million up to 1 year, R$ 1,497 million between 1 and 5 years and R$ 370 million in more than 5 years. Additionally, the Company has open-ended agreements totaling R$ 967 thousand, corresponding to the monthly rent for these contracts. An amount of R$ 679 million was recognized as expenses during the fiscal year 2014, in respect of commercial operating lease payments.

Lease agreements are adjusted annually according to the current legislation, with the highest percentage being calculated according to variation in the General Market Price Index (IGPM). Lessee is assured of the right to unilateral termination of these agreements at any time, as provided for in the contract clauses and in the current legislation.

ii. written-off receivables portfolios in relation to which the entity is exposed to risks and responsibilities, indicating the respective liabilities

Not applicable, since there are no such assets off balance sheet.

iii. agreements for future purchase and sale of products or services

Not applicable, since there are no such assets off balance sheet.

iv. unfinished construction contracts

Not applicable, since there are no such assets off balance sheet.

v. agreements for  future receivables from loans

Not applicable, since there are no such assets off balance sheet.

b. other items not evidenced in the financial statements

The Company grants a series of guarantees for its clients to have a better credit position and to enable them to be competitive. As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost in the event of a total default by the guaranteed parties, without considering possible recoveries from suretyships held or pledged, or recoveries under recourse provisions.

There is no relationship between these amounts and probable losses on these guarantees.

In fact, “maximum potential amount of future payments” significantly exceeds inherent losses.

The table below presents all the guarantees as of December 31, 2016, 2015 and 2014.

(In millions of Reais)	2016	2015	2014

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other suretyships	32,630	42,836	38,386
Financial guarantees	24,476	41,183	37,035
Performance guarantees	532	521	565
Financial letters of credit	7,463	875	524
Others	159	257	263
Other contingent exposures	635	774	948
Documentary credits	635	774	948
Total contingent liabilities	33,265	43,611	39,334

The investment funds under management of the Company, which are not recorded in the Company’s balance sheet are detailed below:

(In millions of Reais)	2016	2015	2014
Managed funds	1,534	2,542	4,592
Total	1,534	2,542	4,592

Lastly, the Company is the custodian of debt instruments and securities of third parties in the total amount of R$ 27,773 million in 2016, R$ 38,412 million in 2015 and R$ 398,499 million in 2014.

10.7   Comments on items not evinced in the financial statements:

a.        how do such items alter or may alter the revenues, expenses, operational result, financial expenses or other items of the financial statements of the Company.

There are no additional effects to be evidenced, except for those presented in Section 10.6 of this Reference Form.

b.        nature and the purpose of the operation

There are no additional effects to be evidenced, except for those presented in Section 10.6 of this Reference Form.

c.         the nature and amount of obligations assumed and the rights generated in favor of the Company by virtue of the operation.

There are no additional effects to be evidenced, except for those presented in Section 10.6 of this Reference Form.

10.8       Officers’ comments and indications of main aspects of the Company’s business plan, exploiting specifically the following items

a. investments, including:

i. quantitative and qualitative description of current and expected investments

The main capital expenditures of the Company consist of investments in information technology. The Company's information technology platform focuses on its customers and supports the Company's business model. In 2016, 2015 and 2014, total investments in information technology totalizedR$ 895 million, R$ 858 million, and R$ 1,029 million, respectively.

In 2016 and 2015, the Company continued to improve the technology platform through investments in infrastructure systems and hardware upgrades. During these years, the Company's largest projects were: Risk Data Aggregation (RDA), CRM (Customer Relationship Management), Big Data transformation, cyber security, transformation of communication channels (mobile, internet, and branches), new purchasing model by Santander consumers, digital back office, quickness, development and implementation of the internal cloud system.

The management of technology by specialized companies within the Santander Group allows us to achieve worldwide scale and other benefits similar to outsourcing, without the negative aspect of loss of control of outsourcing of core activities.

For 2017, the Company will continue to invest in information technology, in the approximate amount of R$ 850 million. The investments planned for infrastructure will be approximately R$ 300 million, mainly on safety and projects. The Company also plans to invest R$ 550 million in systems, mainly in connection with the development of Digital Bank and RDA.

ii. sources of investment financing

The sources of financing of the investments referred to above is the Company’s Capital represented by its Net Equity.

iii. material current divestitures and expected divestitures

The main divestiture in the last three fiscal years was the sale, in August 2015, of the custody business, upon the sale by the Company of all shares of Santander Securities Services Brasil DTVM S.A to Santander Securities Services Brasil Participações S.A.

b. so long as it has already been disclosed, to indicate the acquisition of plants, equipment, patents, or other assets that are expected to materially affect the Company's production capacity

In 2014, the Company inaugurated and completed the migration of its operations to the new data processing center located in Campinas, which is believed to be the largest technology center in Latin America with 800 thousand square meters. The purposes of the migration were: (i) to maintain the systems with a high level of security, (ii) to optimize technological activities, and (iii) to operate efficiently through better use of energy and natural resources. The data center was designed according to an example of sustainable construction and consumes 20% less water and 30% less energy than the other data centers of the Company. In November 2015, the Company's Data Center was recognized as the most efficient in Brazil by the DatacenterDynamics Awards Brazil 2015 in the category "Improvement in energy efficiency of the Data Center".

In 2016, the Company implemented the new interactive human resources portal that includes new tools such as administration of working hours, information for the team, and customized alerts. In addition, the Company implemented "Santander Pessoas," an application that allows entry and exit registration by employees per geolocation, and reviews the payroll and working hours. The Company also inaugurated the "Academia Santander", which is both a physical space and a digital platform whose purpose is to disseminate knowledge among the Company's employees on strategic topics such as innovation, digital culture and business unit management, among others.

c. new products and services, indicating:

i. description of ongoing research already disclosed

ii. total amounts spent by the Company on research for development of new products or services

iii. ongoing projects already disclosed

iv. total amounts spent by the Company on development of new products or services

During the second quarter of 2014, the Company launched the Santander Conta Conecta for micro-entrepreneurs, liberal professionals, and self-employed professionals (whether individuals or legal entities). The offer comprises the benefits of a checking account services package tailored to the customer's profile/segment added to the iZettle card reader, which receives card payments through smartphone or tablet with internet access.

On July 31, 2014, the acquisition of GetNet's operations was completed. The purchase of the company had been announced in April 2014.

The acquisition of GetNet allows the Company to have more flexibility to invest and define the commercial strategy in the Brazilian electronic payments segment, generating opportunities with the gain of scale and the portfolio of products and services of GetNet.

In the same way, on October 3, 2014, the Company reinforced its presence in the electronic payment market through the execution of an investment agreement between Aymoré CFI and Super, whereby Aymoré CFI agreed to subscribe for and pay-in new shares issued by Super representing 50% of its total and voting capital. Super is a Brazilian digital services provider offering online payment accounts, prepaid cards and access to simplified financial services.

The transaction was completed on December 12, 2014, after the satisfaction of certain conditions precedent provided for in the investment agreement, including prior approval by the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and acquired 20 million new common shares of Super for R$ 31.128 million.

On January 4, 2016, Aymoré CFI notified the sellers of its decision to exercise the option to purchase 50% of the remaining shares of Super owned by the sellers for approximately R$ 112 million. The transaction was closed on March 10, 2016.

From the second half of 2014 and during the year 2015, the Company made available the delivery of the account card at the time of the opening of the account by the client; the security of biometric authentication, including cash withdrawals without card; and new smartphone applications to access checking account services. For the branches, the Company provides tools allowing them to make the best offers to customers, such as a comparison portal for Automobile Insurance and an information portal with customized offers, as well as the simplification of access to the systems used in the branch. In 2016, the process of implementation of the Digital Biometry technology in the Company's ATMs was intensified, reaching 100% of its own equipment fleet, and made great progress in the biometric registration of the Company's customers, which enables us to provide safe and practical banking services to our customers. As of December 31, 2016, more than 6,3 million customers had their biometric information registered with the Company, and 6,3 million customers with registered biometrics.

10.9       Comments of the Officers regarding other factors that highly influenced the operational performance and that were not indentified ou commented in the other items of this section

The balance of amounts spent with other administrative expenses for 2016 was of R$ 6,543,145,000.00, of which R$ 486,772,000.00 are attributed as expenses with publicity.

The breakdown of balance of other administrative expenses for the years 2016, 2015 and 2014 is as follows:

Key:

The breakdown of balance of this item is as follows

In thousands of Reais

Property, fixtures and supplies

Technology and systems

Publicity

Communications

Cost allowance and travel expenses

Taxes, other than income tax

Surveillance and cash courier services

Insurance premiums

Specialized and technical services

Technical reports

Other specialized and technical services

Other administrative expenses

Total

--------------------

There is no other information pertaining to this topic and deemed relevant by the Company which has not been described in other items of this Section 10 of the Reference Form.

__________________________________________________

EXHIBIT II

BOARD PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR

(Pursuant to item II of the sole paragraph of article 9, Annex 9-1-II to CVM Instruction 481)

1. Inform the net profit for the fiscal year

The net profit for the fiscal year 2016 was R$5,521,636 thousand in the individual financial statements, and R$ 5,532,962 thousand in the consolidated statement.

The calculation of net profit and reserve allocations, as well as the values available for distribution of dividends and interest on own capital are performed on the basis of the individual financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil, and this may differ from the consolidated net profit, mainly due to the unrealized results recorded between consolidated companies.

2. Inform the overall amount and the value per share of dividends, including anticipated dividends and interest on own capital that has already been declared

At each shareholder ordinary general meeting, the Board of Directors shall make a recommendation on the allocation of the net profit of the previous fiscal year, which will be the object of decision.

In 2016, the Board of Directors has approved the payment of interest over own capital to our shareholders in the amount of R$ 3,850 million, and dividends in the amount of R$ 1,400 million, ad referendum of the ordinary general meeting. These values were paid on August 26, 2016and February 23, 2017, as shown in the table below in summarized form:

3. Inform the net profit percent for the distributed fiscal year

In the fiscal year 2016, 86,74% of the Company’s net profit was distributed, after allocation to the legal reserve, according to individual financial statement, drawn up in accordance with the Accounting Practices Adopted in Brazil, configured by the Corporations Law, associated to the CMN, Central Bank and CVM standards as demonstrated below.

In thousands of Brazilians Reais

Description	2016	2015	2014
Net Profit	5,521,636	6,982,898	2,152,904
(-) Legal Reserve	276,082	349,235	107,645
(=) Net Profit Adjusted for the purpose of Dividends (i)	5.245.555	6,633,663	2,045,259
Mandatory Minimum Dividend (25%)	1,311,389	1,658,416	511,315
Interest on Own Capital (JCP)	3,850,000	1,400,000	690
Prepaid Dividends	700	1,750,000	740,193
Total (JCP + Dividends) (ii)	4,550,000	3,150,000	1,430,193
Dividend	3,238,611	1,491,584	918,878

% of Distributed Profit (ii) / (i)	86.74%	47.49%	69.93%

Dividends based on profits from previous fiscal years (iii)	700,000	3,050,000	99.807

% of Distributed Profit (ii) + (iii) / (i)	100.08%	93.46%	74.81%

4. Inform the overall amount and the value per share of dividends distributed on the basis of profit from previous fiscal years.

In 2016, the Board of Directors has approved the payment of interim dividendsin the amount of R$  700 million, based on the reserve for equalization of dividends, equivalent to R$ 0.08883087360 per common share, R$ 0.09771396096 per preferred share and R$  0.18654483456 per Unit.

5. Inform, minus anticipated dividends and interest on own capital that has already been declared:

a. the gross dividend value and interest on own capital, in segregated form, by the action of each kind and class

In 2016, interest on capital in the amount of R$ 3,850 million and dividends in the amount of R$ 700 million, as mentioned in item 2 above, were declared in advance. After deducting these amounts, there were no other declaration of dividends and/or interest on capital referring to net profits for the year 2016.

b. the form and the deadline for payment of dividends and interest on own capital

Not applicable

c. possible incidence of update and interest on the dividends and interest on own capital

Not applicable

d. declaration date for dividend payment and interest on own capital considered for identification of shareholders who are entitled to the receipt thereof

Not applicable

6. In case of declaration of dividends or interest on own capital on the basis of profits recorded in half-yearly balance sheets or in shorter periods

a. inform the amount of dividends or interest on own capital that has already been declared

b. inform the date of the respective payments

On June 29, 2016, the Board of Directors has approved, ad referendum of the Ordinary General Meeting to be held until April 28, 2017, the Executive Board proposal related to the declaration of the following earnings:

•         Interest on Equity, pursuant to article 17, XVIII of the Company's Bylaws, in the gross amount of R$ 500,000,000.00, corresponding to R$  0.06342898748 per common share, R$  0.06977188623 per preferred share and R$  0.13320087371 per Unit, which after deduction of the corresponding Withholding Income Tax, according to the applicable law, became the net amount equivalent to R$  0.05391463936 per common share, R$  0.0593061033  per preferred share, and R$  0.11322074265 per Unit, except for tax exempt shareholders.

Shareholders who were registered in the Company's books at the end of July 6, 2016 were entitled to the Interest on Equity approved at the meeting held on June 29, 2016. As of July 7, 2016 (including the same), shares of Santander Brasil were traded "ex- Interest on Equity ". The Interest on Equity were paid on August 26, 2016.

On December 29, 2016, the Board of Directors has approved, ad referendum of the shareholder Ordinary General Meeting to be held until April 28, 2017, the Executive Board proposal related to the declaration of the following:

•         Interim Dividends, in the amount of R$  700,000,000.00, pursuant toArticle 37, item I, of the Company's Bylaws, based on profits registered in a balance sheet specifically prepared for this purpose, on November 30, 2016, equivalent to R$ 0.08883087360 per common share, R$  0.09771396096  per preferred share, and R$  0.18654483456.

•         Interest on Equity, pursuant to the article  17, item XVIII of the Company's Bylaws, in the gross amount of R$  3,350,000,000.00, corresponding to R$  0,42511918079 per common share, R$  0,46763109886  per preferred share and R$  0,89275027965 per Unit, which, after the deduction of the amount related to the Withheld Income Tax (“IRRF”), pursuant to the laws in force, resulted in the net amount ofR$  2,847,500,000.00, equivalent to R$  0,36135130367 per common share, R$  0,39748643403  per preferred share and R$  0,7588377377 per Unit, except for immune and/or exempt shareholders.

Shareholders who were registered in the Company's book at the end of January 4, 2017 were entitled to the interim dividends and interest on capitalapproved at the meeting of December 29, 2016. Therefore, as of January 5, 2017 (including), the shares of Santander Brasil began to be traded "ex-dividends". The Dividends were paid on February 23, 2017.

Below is a summary of dividends and interest on own capital anticipated in 2016:

7. Provide comparative table indicating the following values per share of each type and class

a. net profit for the fiscal year and the 3 (three) previous fiscal years

The net profit for the last three (3) fiscal years is shown below as the Company's individual financial statement, drawn up in accordance with the Accounting Practices Adopted in Brazil, configured by the Corporations Law, associated to the CMN, Banco Central and CVM standards:

Description	2016	2015	2014
Net Profit (in thousand R$ )	5,521,636	6,982,898	2,152,904

Profit per Share (in R$ )
Common Share	0.73008	0.92329	0.28325
Preferred Share	0.73008	0.92329	0.28325

Common Shares (in thousands)	3,850,971	3,850,971	3,869,850
Preferred Shares (in thousands)	3,712,112	3,712,112	3,730,991

b. dividend and interest on own capital distributed in three (3) previous fiscal years

FY 2016	Highlight Date	Gross Amount (in thousand R$ )	Gross Value per share (in R$ )			Net Value per share (in R$ )			Payment Date
			ON	PN	Unit	ON	PN	Unit
Intercalary Dividends	12/29/2016	700,00	0.08883087	0.09771396	0.18654483	0.08883087	0.09771396	0.18654483	02/23/2017
Interest on Already Declared Own Capital	06/29/2016	500,00	0.06342899	0.06977189	0.13320087	0.05391464	0.05930610	0.11322074	08/26/2016
Interest on Already Declared Own Capital	12/29/2016	3,350,000	0.42511918	0.46763110	0.89275028	0.36135130	0.39748643	0.75883774	02/23/2017

	Total	4,550,000	0.57737904	0.63511695	1.21249599	0.50409682	0.5545065	1,05860331

FY 2015	Highlight Date	Gross Amount (in thousand R$ )	Gross Value per share (in R$ )			Net Value per share (in R$ )			Payment Date
			ON	PN	Unit	ON	PN	Unit
Intercalary Dividends	03/27/2015	150,000	0.01894737	0.02084210	0.03978947	0.01894737	0.02084210	0.03978947	08/28/2015
Intercalary Dividends	12/30/2015	1,600,000	0.20274115	0.22301527	0.42575642	0.20274115	0.22301527	0.42575642	02/25/2016
Interest on Already Declared Own Capital	12/30/15	1,400,000	0.17739851	0.19513836	0.37253687	0.15078873	0.16586761	0.31665634	02/25/2016

	Total	3,150,000	0.78489860	0.86338846	1.64828705	0.75828882	0.83411770	1.59240652

FY 2014	Highlight Date	Gross Amount (in thousand R$ )	Gross Value per share (in R$ )			Net Value per share (in R$ )			Payment Date
			ON	PN	Unit	ON	PN	Unit
Intercalary Dividends	3/26/2014	120,193	0.00028971	0.00031868	0.03184781	0.00028971	0.00031868	0.03186781	08/28/2015
Intercalary Dividends	6/25/2014	400,000	0.05050050	0.05555055	0.10605105	0.05050050	0.05555055	0.10605105	08/28/2016
Intercalary Dividends	9/25/2014	220,000	0.02777379	0.03055117	0.05832497	0.02777379	0.03055117	0.05832497	02/26/2015
Interest on Already Declared Own Capital	12/30/14	690,000	0.08721201	0.09593321	0.18314521	0.07413020	0.08154323	0.15567343	02/26/2016

	Total	1,430,193	0.16577601	0.18235361	0.37938904	0.15268421	0.16796363	0.35191725

8. In case there is allocation of profits to legal reserve

a. identify the amount intended for the legal reserve

Of the net profit for the fiscal year2016, which totaled the amount of R$ 5,521,636thousand, the value of R$ 276,082 thousand, equivalentto 5% of the net profits, was allocated in the legal reserve.

b. detail the legal reserve calculation method

Pursuant to Article 193 of the Corporations Law, there is an obligation to constitute the legal reserve to which 5% of the net profits of each fiscal year must be allocated, until the total amount of the reserve reaches 20% of the share capital. However, the allocation of resources in the legal reserve may not occur in any fiscal year in which the legal reserve, whenever it is added to other created capital reserve, is over 30% of the company’s share capital. Future net losses may be deducted from the legal reserve.

9. If the company has preferred shares entitled to fixed or minimum dividends

a. describe the calculation method for the fixed or minimum dividends

The Company does not have preferred sharesentitled to fixed or minimum dividends. The Company’s preferred shares shall ensure their holders, among other rights, priority in the dividends distribution, as well as dividends in an amount 10% higher than those given to ordinary shares.

b. inform whether the profit for the fiscal year is sufficient for the full payment of fixed or minimum dividends

Not applicable.

c. identify whether any unpaid installment is cumulative

Not applicable.

d. identify the global value of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable.

e. identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

10. In relation to the mandatory dividend

a. describe the calculation method provided for in the Bylaws

The Company's Bylaws provides that an amount corresponding to not less than 25% of the net profits, deducted from allocations for legal and contingency reserves, must be available for distribution as dividends or interest on capital in every fiscal year. This amount represents the mandatory dividends. The calculation of net profit and allocations for reservations, as well as the values available for distribution, are performed with basis on our financial statements prepared in accordance with the Accounting Practices Adopted in Brazil.

b. inform whether it is being paid in full

In the fiscal year 2016 the mandatory dividend was fully paid as shown in the worksheet below:

Description	2016	2015	2014
Net Profit	5,521,636	6,982,898	2,152,904
(-) Legal Reserve	276,082	349,235	107,645
(=) Net Profit Adjusted for the purpose of Dividends (i)	5.245.555	6,633,663	2,045,259
Mandatory Minimum Dividend (25%)	1,311,389	1,658,416	511,315
Interest on Own Capital (JCP)	3,850,000	1,400,000	690
Prepaid Dividends	700,000	1,750,000	740,193
Total (JCP + Dividends) (ii)	4,550,000	3,150,000	1,430,193
Dividend	3,238,611	1,491,584	918,878

c. inform any amount withheld

There was no minimum mandatory dividend withholding

11. In case there is mandatory dividend withholding due to the company's financial situation

a. inform the withholding amount

Not applicable.

b. describe in detail the company's financial situation, additionally addressing aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c. justify the withholding of dividends

Not applicable.

12. In case there is an allocation of results for contingency reserve

a. identify the amount intended for the reserve

There was no allocation of results for constituting contingency reserve in the Company.

b. identify the loss deemed probable and the cause thereof

Not applicable.

c. explain why the loss has been deemed probable

Not applicable.

d. justify the reserve constitution

Not applicable.

13. In case there is an allocation of results for unrealized profit reserve

a. inform the amount intended for the unrealized profits reserve

There was no allocation of results for unrealized profits reserve in the Company.

b. inform the nature of unrealized profits that originated the reserve

Not applicable.

14. In case there is an allocation of results for statutory reserves

a. describe the statutory clauses that establish the reserve

The Company's Bylaws establish that, after deduction of the values intended for legal reserve and the mandatory dividends, is possible to allocate the remaining amounts from the adjusted net profitin the dividend equalization reserve, which may not exceed 50% of the Company’s share capital.

b. identify the amount intended for the reserve

In the profit allocation proposal for fiscal year 2016, after allocations to the legal reserve account, as well as dividends and interest on capital distribution, the remaining amount of the net profits corresponding to R$ 695,554 thousand was allocated to the dividend equalization reserve account.

c. describe how the amount was calculated

It is the remaining profit balance for the fiscal year 2016, after allocations to the legal reserve account, to dividends and interest on own capital.

15. In case profit withholding is provided for in the capital budget

a. identify the withholding amount

There was no profit retention in the Company, in accordance with the capital budget.

b. provide copy of capital budget

Not applicable.

16. In case there is an allocation of results for tax incentives reserve

a. inform the amount intended for the reserve

There was no allocation of results for constituting tax incentives reserve in the Company.

b. explain the nature of the allocation

Not applicable.

___________________________________________________

EXHIBIT III

PROPOSAL FOR ELECTION OFTHE COMPANY’S BOARD OF DIRECTORS

(Information in compliance with items 12.5 to 12.10 of Appendix 24 of CVM Instruction 480, pursuant to the terms of exhibit A of CVM Instruction 552)

12.5. In relation to each of the managers and members of the Fiscal Board of the Company, indicate, in table form

12.6. In relation to each of the persons who served as members of the board of directors or of the supervisory board in the last fiscal year, inform, in a table format, the percentage of participation in the meetings held by the respective organ in the same period that occurred after the office

12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory

12.8. In relation to each person who served as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees are not statutory, state in a table format the percentage of participation in the meetings Carried out by the respective body in the same period, that occurred after the tenure in office

Name	**Álvaro Antônio Cardoso de Souza**
Date of Birth	09/05/1948
Profession	Economist and Bussiness Manager
CPF or passport number	249.630.118-91
Position occupied	Chairman of the Board of Directors
Election date	12/31/2016
Take Office date	12/31/2016
Term of office	OGM of 2017
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	2
Information about: **Main professional experiences during the last 5 years, indicating:** **Name and activity sector of the company** **Indication of all management positions held by other companies or organizations in the third sector** **Position occupied** **If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer**	Senior Advisor for Latin America at Citibank (financial sector) until his retirement in September 2003. He was CEO of Banco ABC-Roma, an affiliate to Grupo Globo and was member of the Board of Directors of several Brazilian companies, such as Celbrás, Ultraquímica, SPCI Computadores, Signature Lazard, Banco Triângulo, CSU Cardsystems and Gol Linhas Aéreas. He was also member of the Board of Directors of MasterCard International (credit cards sector) and President of the American Chamber of Commerce in São Paulo. He served as Independent Board Member of the Company, from April 30, 2015 to December 30, 2016, when he assumed the position of President.
Other position or occupation on the company	Coordinator of Risk and Compliance Committee; Coordinator of Nomination and Governance Committee; and Coordinator of Remuneration Committee
Coordinator of Risk and Compliance Committee (8 meetings in 2016)	Election date: 05/28/2015 Take Office date: 05/28/2015 Term of office: biennial Number of consecutive terms: 2 Participation ration: 100%
Coordinator of Nomination and Governance Committee (2 meetings in 2016))	Election date: 01/23/2017 Take Office date: 01/23/2017 Term of office: biennial Number of consecutive terms: 1 Participation ration: 100%

Coordinator of Remuneration Committee (6 meetings in 2016)	Election date: 05/28/2015 Take Office date: 05/28/2015 Term of office: biennial Number of consecutive terms: 1 Participation ration: 100%
Description of any of the following events that have occurred during the last 5 years	Mr. Álvaro Antonio Cardoso de Souza declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	**Sérgio Agapito Lires Rial**
Date of Birth	07/28/1960
Profession	Economist
CPF or passport number	595.644.157-72
Position occupied	Vice-Chairman of the Board of Directors
Election date	12/31/2016
Take Office date	12/31/2016
Term of office	OGM of 2017
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	01 (in exercise)
Information about: **Main professional experiences during the last 5 years, indicating:** **Name and activity sector of the company** **Indication of all management positions held by other companies or organizations in the third sector** **Position occupied** **If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer**	He was Chief Executive Officer of Marfrig Global Foods S.A. (food sector) and was a member of the Board of Directors of Cyrela Brazil Reality S.A. His professional career includes the positions of Vice-President Executive Officer and World Chief Financial Officer of Cargill, being also part of the Board of Directors of such company, where he developed his functions for 9 years. He was Managing Director of Banco de Investimentos Bear Stearns & Co. (financial sector), in New York, officer of ABN AMRO Bank and member of the Board of Directors of ABN AMRO Bank in Netherlands (financial sector), as well as member of the Board of Directors of Mosaic Fertlizers. He has a degree in Law for the Universidade Federal do Rio de Janeiro (UFRJ) and in Economics for Universidade Gama Filho, and also has MBA for the Instituto Brasileiro de Mercado de Capitais (IBMEC – São Paulo), specialization for the Harvard Business School, Wharton School of Business of Pennsyvania University and INSEAD, in France. Currently holds the positions of Vice-Chairman of the Board of Directors; CEO of Santander Brasil; Chairman of the Board of Directors of Getnet Acquiring and Services for Means of Payment S.A. and of Universia Brasil, S.A. (company controlled by the issuer); and President and CEO of Santander Cultural. He served as Chairman of the Company's Board of Directors, from March 03, 2015 to January 04,2016 when he assumed the position of Director.
Other position or occupation on the company	Chief Executive Officer
Description of any of the following events that have occurred during the last 5 years	Mr. Sérgio Agapito Lires Rial declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Conrado Engel
Date of Birth	05/30/1957
Profession	Engineer
CPF or passport number	025.984.758-52
Position occupied	Director
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	3
Information about: Main professional experiences during the last 5 years, indicating: Name and activity sector of the company Indication of all management positions held by other companies or organizations in the third sector Position occupied If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer	In May 2008 he was appointed as group general manager and took office as CEO of HSBC Brasil (financial sector) in June 2009, where he remained until March 2012. At Santander Brasil he is a senior vice-president executive officer, responsible for the vice-presidency of Wealth Management & Specialized Businesses, including Auto Joint Ventures and also is member of our Board of Directors. He is also a member of the Risks and Compliance Committee of Santander Brasil, CEO and member of the Board of Directors of Santander Leasing S.A. Arrendamento Mercantil, CEO of Aymoré Crédito, Financiamento e Investimento S.A., member of the Board of Directors of Getnet Acquiring and Services for Media Pagamento S.A., member of the Advisory Council of Santander Brasil Gestión de Recursos Ltda. and Chairman of the Board of Directors of Webmotors S.A. and Banco Bonsucesso Consignado S.A. (companies are part of
Other position or occupation on the company	Senior Vice-President Executive Officer and Member of the Risk and Compliance Committee

Member of Risk and Compliance Committee (8 meetings in 2016)	Election date: 05/28/2015 Take Office date: 05/28/2015 Term of office: biennial Number of consecutive terms: 1 Participation ration: 88%
Description of any of the following events that have occurred during the last 5 years	Mr. Conrado Engel declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Jose Antonio Alvarez Alvarez
Date of Birth	06/01/1960
Profession	Executivo
CPF or passport number	233.771.448-97
Position occupied	Director
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Elected by the controller	No
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes
Number of consecutive terms	4
Information about: Main professional experiences during the last 5 years, indicating: Name and activity sector of the company Indication of all management positions held by other companies or organizations in the third sector Position occupied If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer	He was a member of the Board of Directors of Banco de Crédito Local S.A. from 2000 to 2002 and Chairman of the Banking Supervision Committee of the European Banking Federation from 2009 until 2012. Currently, he is the CEO of Santander Group, member of the Board of Directors of Santander Consumer Finance, S.A., member of the Fiscal Board of Bank Zackodni WBK, S.A., member of the Fiscal Board of Santander Consumer Bank AG and Santander Consumer Holding GmbH and member of the Fiscal Board of Santander Holdings USA, INC. (financial sector) until January 2015 (which are companies controlled by shareholder of the issuer). As of 2009, he is member of the Board of Directors of Santander Brasil.
Description of any of the following events that have occurred during the last 5 years	Mr. José Antonio Alvarez Alvarez declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	**José de Paiva Ferreira**
Date of Birth	03/01/1959
Profession	Manager
CPF or passport number	007.805.458-06
Position occupied	Director
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	5
Information about: **Main professional experiences during the last 5 years, indicating:** **Name and activity sector of the company** **Indication of all management positions held by other companies or organizations in the third sector** **Position occupied** **If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer**	In 2008 he became the CEO of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice-President Executive Officer, responsible for the Retail Business. In March 2011 he became Director of the Santander's Board of Directors, and joined the Board of Directors of the business group based in Los Angeles, California, USA, which main activities are technological innovations. Currently, he is a member of our Board of Directors and since July 2013 he also occupies the position of Senior Vice-President Executive Officer, being responsible for Organization, Property, Proceedings, Operations, Technology and Costs. He is also Chairman of the Board of Directors of Santander Leasing; Member of the of the Board of Directors of Getnet (which companies are part of the financial conglomerate of the issuer); and Effective Director of Tecban – Tecnologia Bancária
Other position or occupation on the company	Senior Vice-President Executive Officer and Member of the Risk and Compliance Committee
Member of Risk and Compliance Committee *(1 meetings in 2017)*	Election date: 01/23/2017 Take Office date: 01/23/2017 Term of office: biennial Number of consecutive terms: 1 Participation ration: 100%
Description of any of the following events that have occurred during the last 5 years	Mr. José de Paiva Ferreira declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	**Jose Maria Nus Badía**
Date of Birth	12/09/1950
Profession	Manager
CPF or passport number	AAJ040239
Position occupied	Director
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	3
Information about: **Main professional experiences during the last 5 years, indicating:** **Name and activity sector of the company** **Indication of all management positions held by other companies or organizations in the third sector** **Position occupied** **If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer**	Mr. Badía served as Risk Vice-President Executive Officer and Chief of the Strategic Planning Department of the Risk Division from March 2014 until January 2015 at Banco Santander, S.A. He served as Vice-President Executive Officer of Santander UK Operations at Banco Santander, S.A., Risk Officer and Executive Director at Santander UK plc (financial sector) (controlled by shareholder of the issuer) from March 17, 2011 to March 1, 2014. He has also been Risk Vice-President Executive Officer in Argentaria and Bankinter, and member of the Board of Directors in Banco de Vitoria, Banco de Negocios Argentaria, Banco de Credito Local and Banco de Alicante (financial sector). He served as Executive Director and Risk Officer at Banco Banesto (financial sector) (controlled by shareholder of the issuer). Previously, he was Risk Officer at Banco Español de Credito, S.A. (financial sector), where he was member of the Board of Directors and member of the Executive Board. He has been an Executive Director at Alliance & Leicsitions of Vice-Chairman of the Board of Directors; CEO of Santander Brasil; Chairman of the Board of Directors of Getnet Acquiring and Services for
Other position or occupation on the company	No
Description of any of the following events that have occurred during the last 5 years	Mr. José Maria Nus Badía declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	**José Luciano Duarte Penido**
Date of Birth	03/08/1948
Profession	Engineer
CPF or passport number	091.760.806-25
Position occupied	Director (independent)
Election date	12/21/2016
Take Office date	02/20/2017
Term of office	OGM of 2017
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	01 (in exercise)
Information about: **Main professional experiences during the last 5 years, indicating:** **Name and activity sector of the company** **Indication of all management positions held by other companies or organizations in the third sector** **Position occupied** **If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer**	He is an independent member of the Boards of Directors of COPERSUCAR (export sector), Química Amparo YPÊ (industry sector) and ALGAR Group (IT / Telecom sector). He is also a member of the Board of the Votorantim Institute (industry sector). Mr. Penido is Vice-President of the WBCSD Executive Committee - World Business Council for Sustainable Development. In his socio-environmental activities, Mr. Penido serves as President of the Council of the Ecological Corridor Association of Vale do Paraíba, and as Director of the ONG Citizen Network.
Other position or occupation on the company	Member of the Sustainability Committee as of 01/23/2017
Member of the Sustainability Committee (there were no meetings in 2017 to date)	Election date: 01/23/2017 Take Office date: 01/23/2017 Term of office: biennial (complementary) Number of consecutive terms: 1 Participation ration: there were no meetings in 2017 to date
Description of any of the following events that have occurred during the last 5 years	Ms. José Luciano Duarte Penido declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

12.9. Inform the existence of a marital relationship, stable union or kinship up to the second degree between:

a. Issuer administrators

It does not apply, since there is no relationship between such persons.

b. (i) managers of the issuer and (ii) managers of the direct or indirect subsidiaries of the issuer

It does not apply, since there is no relationship between such persons.

c. (i) administrators of the issuer or its subsidiaries, direct or indirect and (ii) direct or indirect controllers of the issuer

It does not apply, since there is no relationship between such persons.

d. (i) managers of the issuer and (ii) managers of the issuer's direct and indirect controlling companies

It does not apply, since there is no relationship between such persons.

12.10. Inform relationships of subordination, service rendering or control kept, in the last 3 fiscal years, among managers of the issuer and:

a. company direct or indirectly controlled by the issuer

For information about this item, please consult item 12.9.

b. issuer’s direct or indirect controller company

Regarding the subordination item, Santander Brasil has two (2) members of the Board of Directors that has executive positions in Santander Spain Group, namely: José Antonio Alvarez Alvarez and José Maria Nus Badía.

c. If relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons

For information on this item, please check item 12.9.

___________________________________________________

EXHIBIT IV

(Pursuant to item II of Article 12 to CVM Instruction 481)

ITEM 13 of Annex 24 of CVM Instruction 481– Reference Form

13. Remuneration of the Executives

13.1. Describe the Policy or Practice of Remuneration of the Board of Directors, Statutory and Non-Statutory Officers, Supervisory Board, Statutory Committees, and Audit, Risk, Finance and Remuneration Committees

A.        Board of Directors

All members of the Board of Directors are entitled to a fixed compensation including monthly fees and benefits. In extraordinary and fully justified situations, the Chairman of the Board of Directors may also receive an annual variable compensation for the tasks performed, upon a resolution from the Compensation Committee and from the Board of Directors, and always within the global limit of the annual compensation approved in general meeting.

It is important to emphasize that, in case a member of the Board of Director is also a member of Company´s Auditing Committee, in terms of applicable regulation and the internal ruling of the Auditing Committee, such member shall opt for the compensation from one of the bodies. In relation to other Advisory Committees, in case one of the members or the Chairman of the Board of Directors become part of them, he/she shall be entitled to the compensation attributed to him/her as a member or Chairman of the Board and he/she shall receive an extra payment for each meeting in such Advisory Committee approved in the Compensation Committee.

a.        Goals of the compensation policy or practice of the Board of Directors.

The compensation policy of the Board of Directors aims to ensure the following assumptions:

•       To ensure the interests alignments among the shareholders and the public with who the Company relates with, and

•       To promote the good performance of the Company and to ensure the shareholders interests by means a long-term commitment.

b.       Breakdown compensation of the Board of Directors, appointing:

(i)     Description of the elements of compensation and the objectives of each of them

The compensation of the Board of Directors is composed as follows:

•         Fixed Compensation: The fixed compensation includes monthly fees, based on market research data prepared by a specialized external advisory firm, with a maximum global amount being annually approved in a general meeting.   The fixed compensation aims to attract and retain professionals with the necessary skills and experience for the position.

•         Annual variable compensation (Programa Próprio Gestão - PPG):If a variable compensation is granted to the Chairman of the Board, the calculation of this variable compensation shall take into account the individual performance, performance of the business units and the overall performance of the entity.  It shall consider the payment form and the different deferral percentages, according to the variable compensation level received in the fiscal year, and according to malusclause, with a possibility of decrease in up to 100% of the variable compensation amount under the estimated hypothesis. The objective of the variable compensation is to mobilize and recognize, through meritocracy, the organization performance.

•         Benefits:The Company grants for the Independent Directors and for the Directors without position in Company´s Executive Board or in other company of Santander Group, benefits aligned with the dimension of the position and the market practices, including health and dental care and life insurance. For expatriated members of the Board, the organization may also offers expatriation benefits, including car, payment of rent, children´s schools and living costs. The purpose of the benefits is to attract and retain professionals with the necessary skills and experience for the job.

•         Private Pension Plan: The pension plan is a tool for financial planning, aiming to ensure future supplementary income. The main pension plan offered by the Company is the SantanderPrevi which is currently the only one opened for new adhesions. Up to the present moment, the members of the Board of Directors that have not been holding executive positions are not entitled to private pension plan.   The purpose of the pension plan is to attract and retain professionals with necessary skills and experience for the job.

•         Share-based compensation:Up to the present moment no share-based compensation has been defined to the members that are part of this body.

(ii).   In relation to the three last fiscal years, the proportion of each element in the total compensation

The estimated proportion of each element in the total compensation is the following:

Key:

Board of Directors

Fixed compensation

Benefits

Social Security

Variable Compensation

Share-based compensation

--------------------

(iii)   Calculation methodology and adjustment of each of the compensation elements

•         Fixed Compensation:There is no automatic methodology for adjustment. Annual researches are performed with the market to evaluate the competitiveness of the Directors´ compensation. In case any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustment to the Board of Directors.

•         Variable Compensation:There is no automatic methodology for adjustment. Market researches are performed annually in order to evaluate the competitiveness of the compensation. In case any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustment to the Board of Directors.

•         Benefits: There is no automatic methodology for adjustment. Annual researches are performed with the market to evaluate the competitiveness of the compensation of the Directors, including benefits. In case any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustment to the Board of Directors.

•         Social Security:Not applicable.

•         Share-based compensation:Not applicable.

(iv)   reasons that justify the composition of the compensation

The proposed compensation considers the experience of the members of the Board of Directors, the need to retain the members in a competitive market and the promotion of the Company´s good performance.

(v)    The existence of members with no compensation on the part of the issuer and the reason for that

There are two types of members of the Board of Directors without compensation, the representatives of Santander Spain. They receive compensation in the Controlling company for their executive positions that they hold there.

c.         Main performance indicators taken into consideration in the determination of each compensation element

The definition of the maximum amounts is approved in the general meeting taking into accounts the Company´s income in the last year and the expected results for the current year, including, without limitation, the net profit.

d.        How the compensation is structured in order to reflect the evolution of the performance indicators

The compensation of the members of the Board of Directors is defined taking into account the responsibility and seniority of each of the members.

e.        How the compensation policy or practice aligns with the interests of issuer in the short, medium and long terms

The compensation policy is aligned with the interests of the Company as it establishes the assumptions that are compatible with the risk management as it does not promote behaviors that increase the risk exposure above the levels which is considered prudent in the strategies of short, medium and long terms, adopted by the Company, disclosing concepts, criteria and responsibilities related to the forms of fixed and variable compensation, promoting the high performances of them, always aligned with the Company´s and shareholders´ interests.

f.         Existence of compensation borne by subsidiaries, controlled companies or direct or indirect controlling companies

The compensation of the Members of the Board of Directors is not supported by the subsidiaries, controlled companies or direct or indirect controlling companies of the Company. However, the members of the Board of Director who also holds executive positions in Santander Spain, the Company´s indirect controlling company or in other companies controlled by Santander Spain are paid, as a result of such positions, directly by the related companies, according to activities held by them.

g.        Existence of any compensation or benefit bound to the occurrence of a certain shareholding event, such as the disposal of the share control of issuer

There are no compensations or benefits related to the occurrence of a shareholding event.

B.        Executive Board

The members of the Executive Board are entitled to: fixed compensation that includes monthly payments, benefits, social security and variable compensation, always within the global limit of the annual compensation approved in a general meeting.

a          Objectives of the compensation policy or practice

The purpose of the Executive Board compensation policy/practice is to support the company´s strategy, aiming to:

•         Promote the Company´s recurrent good performance and to assure the shareholders interest through the long-term compliance of the members of the Executive Board;

•         To recognize the meritocracy, differentiating the individual contributions of the areas and the Company in the fulfillment of the objectives and in the execution of the strategies of the business, proposed by the Executive Board and approved by the Board of Directors; and

•         To maintain the competitiveness of the compensation paid by the Company in comparison to the main competitors, with the purpose to retain the key-executives.

b.        Breakdown of the Executive Board compensation, indicating:

(i)     Description of the elements of compensation and the objectives of each of them

The compensation of the Executive Board includes a fixed part and another one that is variable, as detailed below:

•       Fixed Compensation: The fixed compensation includes a contractual salary to each executive. The salary is linked to the job position that is held and has as reference the range of the correspondent level.  The individual salary includes the performance history and the seniority of the individuals holding the positions and it is aligned with the market practices, being periodically measured through salary researches performed by specialized Advisory firms. The purpose of the fixed compensation is to attract and retain professionals with the necessary skills and experience for the job.

•         Benefits:They are aligned with the scope of the position held and the market practices, including Medical Healthcare, Dental Care, Life Insurance and Vehicle Insurance for transportation or a specific benefit for that purpose. The purpose of the benefits is to attract and retain professionals with the necessary skills and experience for the job.

•         Private Pension Plan: The pension plan is a tool for financial planning, aiming to ensure future supplementary income. The main pension plan offered by the Company is the SantanderPrevi which is currently the only one opened for new adhesions. An executive is entitled for the Plano Gerador de Benefícios Livres (Free Benefit Generating Plan) - PGBL, promoted by Santander with Zurich Santander. The purpose of the private pension plan is to attract and retain professionals with the necessary skills and experience for the job.

•         Variable Compensation:The variable compensation includes the annual Variable Income program (Schedule Self Management [Programa Próprio Gestão] - PPG) and the Long-Term Incentive Plans (ILP).

(i.1)     Schedule Self Management (PPG)

The purpose of the PPG is to mobilize and recognize, through the meritocracy, the performances within the Company. This program, to which the Executive Board members are elective, takes into account the individual performance, measured through the institutional tool of performance evaluation (Driven by Goals [Direção por Objetivos] - DPO) and includes quantitative and qualitative indicators, the performance of the business unit, measured through the DPO of the area, and reflects the goals of the area in the fiscal year and in the Company´s overall performance.

As from 2016, the variable income shall be calculated as follows:

Key:

Quantitative Metrics

Qualitative Assessment

Bank Income

--------------------

For the fiscal year 2016, the Quantitative Metrics evaluated were the following:

Key:

Subject

Customers

Employees

Company

Shareholders

Indicators

Customers´ Satisfaction

Linked Customers

Digital Customers

Engagement

Microcredit

Risks

Capital

Profitability

Ponderation

--------------------

By recommendation of the Compensation Committee, the Board of Directors shall perform a qualitative assessment of each quantitative metric, taking into account the form upon which each target was reached and other relevant and context aspects that are not directly contemplated by each indicator.  This assessment my increase or decrease the result of each metric in up to 25%.

In the specific case of the members of the Executive Board, the variable income shall be affected also by the result of Santander Group.

The annual variable compensation for the statutory directors is paid as follows:

In case of the chief executive officer, the deferral in such program is of at least 50%, with at least 25% for each of the abovementioned items.

The deferral percentage depends on the variable compensation level received in the fiscal year (it includes the ILP for the granting year, valuated at the granting price). In case the variable compensation is between R$ 5.5 mm and R$ 8 mm, the deferral shall be 50%, being 25% of each of the deferral installment paid in cash. In case the variable compensation amount is equal or above R$ 8 mm, the deferral will be of 60%, being 30% of each installment deferral and 20% of each installment paid in cash.

As from 2015, in case of the Chief Executive Officer or in case the variable compensation is above R$ 5.5 mm, the payment of the deferral installments turns from three to five annual and equal installments, being kept the lock-up conditions.

As from the year 2016, in case of three-year deferral plan of the Executive Board and other executives chosen by the Executive Board, the payment of the last deferral installment shall be subject to the compliance of four indicators (detailed in the table below) during a period of three years. In the case of five-year deferral plan, the payment of the last three deferral installments will be subject to the compliance with the same indicators during a period of five years.

Key:

Subject

Profitability

Capital

Risks

Indicators

Earnings per Share

Total Shareholder Return

Capital ratio (CET1 – Fully Loaded)

RORWA

Ponderation

--------------------

The plan is still subject to a malus clause, i.e., the Company´s Board of Directors, upon recommendation of the Compensation Committee (CR), may approve a decrease of up to 100% of the amount of each participant under the following hypothesis:

•                Company´s weak financial performance;

•                not compliance by the participant of the internal regulations, in special with those related to risks;

•                material changes in the company´s financial statements, which were considered by the independent auditors, except if they arise from changes in the accounting standards. in case the board of directors understands that it is necessary, the Santander Group financial statements may also be considered in this analysis;

•                material variations in the share capital or in the qualitative evaluation of Santander Brasil risks. in case the board of directors understands that it is necessary, the variations in the share capital of Santander Group may also be considered in this analysis.

(i.2)      Long-Term Incentive Plans (ILP)

The purpose of the ILP is to align the interests of the Company with the interests of the participating, promoting the long-term retention of the professionals.

There are three ILPs in effect, being one of them the stock option plan, the sop 2013 and two (2) global stock option plans (ILP CRDIV).

The Stock Option Plan - Units has a term of three years and an exercise term of two years. The quantity of exercisable units by the participants was determined according to the result of the calculation of a Company´s performance parameter, the total shareholder return (RTA), and adjusted for the achievement of the RoRWA (Return On Risk Weighted Assets) - comparison between the accrual and the budgeted in each year, as determined by the Board of Directors. Additionally, it was necessary that the participant remained in the company during the plan effective term in order to acquire the condition to exercise the correspondent options.

The plan shall be settled in Units, by the difference among the closing price on the fiscal year date and the strike price already net of individual income tax (IRPF). Further, the plan is subject to a malus clause, i.e., the Company´s Board of Directors, upon recommendation from the Compensation Committee, may approve to decrease up to 100% from the amount of each participant under the hypothesis set forth.

The plan also includes an additional deferral of up to 40% (or 50% for the ChiefExecutiveOfficer) of the exercised units in three equal annual installments and with a subsequent one-year retention.

(i.3)      GlobalPlans – ILP CRDIV

In 2014 a plan for delivery of shares was presented, called global long-term incentive CRDIV - grant 2014. The plan is subject to achievement of performance indicator of total shareholder return (RTA) of Santander group, in comparison to evolution of the group for this indicator, related to the main global competitors and settlement shall be performed with shares of Santander group.

The Global Long-Term Incentive Program - grant 2014 sets forth the delivery of shares from achievement of the program in three annual installments, in 2016, 2017 and 2018, with additional sale restriction of one year after each delivery, subject to the achievement of the total shareholder return of Santander Group in comparison the main competitors worldwide.

In 2016 a plan for delivery of shares was presented, called Global Long-Term Incentive CRDIV - Grant 2015. Such plan is subject to achievement of several indicators, including Total Shareholder Return of Santander Group, Return on Tangible Equity (ROTE), Client Satisfaction, Satisfaction of Employees and Relations with Clients of Companies.

The Global Long-Term Incentive Program - Grant 2015 sets forth the delivery of shares from achievement of the program in 2019, with additional sale restriction of one year after each delivery.

(ii)   As concerns the three last fiscal years, which is the proportion of each component in overall compensation

The estimated proportion of each element in the total compensation is the following:

Executive Board	2014	2015	2016
Fixed compensation	31.59%	28.99%	25.20%
Benefits	6.36%	5.75%	3.21%
Social Security	1.74%	1.66%	1.54%
Variable Compensation	47.49%	57.87%	52.48%
Share-based compensation	12.82%	5.74%	17.57%

(iii)   Calculation methodology and adjustment of each of the compensation elements

•         Fixed Compensation: There is no automatic methodology for adjustment. Market researches are performed annually in order to evaluate the competitiveness of the Executive Board compensation. In case any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustment to the Board of Directors.

•       Variable Compensation: There is no automatic methodology for adjustment. Market researches are performed annually in order to evaluate the competitiveness of the Executive Board compensation. In case any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustment to the Board of Directors.

•       Benefits: There is no automatic methodology for adjustment. Annual researches are performed with the market to evaluate the competitiveness of the compensation of the Executive Board, including benefits. In case any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustment to the Board of Directors.

•       Social Security: as defined in the plan regulation. See item 13.10 hereof.

•       Share-based compensation: As defined in the regulation of each scheme. See item 13.4 hereof.

(iv)   reasons that justify the composition of the compensation

The proposed compensation takes into account the experience of the Executive Board members, the need to retain talents in a competitive market and the promotion of Company´s good performance through a long-term commitment of the Executive Board members.

(v)    The existence of members with no compensation on the part of the issuer and the reason for that

There are no members of the Executive Board not receiving compensation.

c.         Main performance indicators taken into consideration in the determination of each compensation element

•         Fixed Compensation:without linked indicator.

•         Variable Compensation: it is based in the Company´s indicators of results of the areas and the individual performance.

For the fiscal year 2016, the Quantitative Metrics evaluated were the following:

Key:

Subject

Customers

Employees

Company

Shareholders

Indicators

Customers´ Satisfaction

Linked Customers

Digital Customers

Engagement

Microcredit

Risks

Capital

Profitability

Ponderation

--------------------

For the individual evaluation, it is considered both, the quantitative factors, which depends on the area, and the qualitative ones (behaviors aligned to the bank culture).

•         Benefits: without linked indicator.

•         Social Security: without linked indicator.

•         Share-based compensation: Scheme ILP, as described in item 13.4 of this Reference Form.

d.        How the compensation is structured in order to reflect the evolution of the performance indicators

The Board of Directors evaluates the compliance with the defined goals and the budget, with the purpose to check if the results justify the distribution of amounts up to the proposed limits.

e.        How the compensation policy or practice aligns with the interests of issuer in the short, medium and long terms

The Company´s compensation policy offers to the executives schemes such as Self Management Schedule (PPG), ILP Plans (global and local) and Deferral Program with the purpose to align the interests of the Company and the executives. It is aimed, in one hand, to the growth of the sustainable profitability of the business of the Company and, on the other hand, to the recognition of the contribution of the executives to the development of the Company.

f.         Existence of compensation borne by subsidiaries, controlled companies or direct or indirect controlling companies

The compensation of the Executive Board members is not supported by the subsidiaries, controlled companies, direct or indirect controlling companies. Therefore, the results of the subsidiaries and the affiliated companies influence the Company´s consolidated income and, consequently, the variable compensation of the Executive Board members.

g. Existence of any compensation or benefit related to the occurrence of a defined shareholding event, such as the disposal of the issuer shareholding control

There are no compensations or benefits related to the occurrence of a certain shareholding event.

C.        Audit Committee

The Audit Committee is composed of at least three and up to six (6) members appointed by the Board of Directors, among persons, members of not of the Board of Directors, that meet the legal and regulation conditions required for the exercise of the office.

a.       Objective of the compensation policy or practice

The compensation of the Audit Committee shall be adequate to attract qualified and experienced professionals and to recognized the performance of the job assignments established in the Bylaws.

b. Composition of the Audit Committee compensation, indicating

(i)     Description of the elements of compensation and the objectives of each of them

The compensation of the Audit Committee comprehends:

•         Fixed Compensation: twelve (12) installments, according to the amounts fixed annually by the Board of Directors.

•         Benefits:granting of medical and dental healthcare and life insurance.

•         Social Security:the members of the Audit Committee are not eligible to private pension plan.

(ii)    As concerns the three last fiscal years, which is the proportion of each component in overall compensation

The estimated proportion of each element in the total compensation is the following:

Key:

Audit Committee

Fixed compensation

Benefits

Social Security

Variable Compensation

Share-based compensation

--------------------

(iii)   Calculation methodology and adjustment of each of the compensation elements

•         Fixed Compensation:There is no automatic methodology for adjustment. Market researches are performed annually in order to evaluate the competitiveness of the Audit Committee compensation. In case any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustment to the Board of Directors.

•         Variable Compensation:Not applicable.

•         Benefits:There is no automatic methodology for adjustment. Market researches are performed annually in order to evaluate the competitiveness of the Audit Committee compensation, including benefits. In case any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustment to the Board of Directors.

•         Social Security:Not applicable.

•         Share-based compensation:Not applicable.

(iv)   reasons that justify the composition of the compensation

The proposed compensation takes into account the experience of the Audit Committee members, the need to retain talents in a competitive market, the promotion of Company´s good performance and the alignment with the shareholders´ strategy.

(v)    The existence of members with no compensation on the part of the issuer and the reason for that

There are no members in the Audit Committee without compensation.

c.       Key performance indicators which are taken into consideration in the determination of each compensation component

The definition of the maximum amounts is approved in the general meeting taking into accounts the Company´s income in the last year and the expected results for the current year, including, without limitation, the net profit.

d.        How the compensation is structured in order to reflect the evolution of the performance indicators

The compensation of the Audit Committee members is defined annually by the general meeting and is not directly related to the short and medium-term performance.

e.        How the compensation policy or practice aligns with the interests of issuer in the short, medium and long terms

The compensation policy is aligned with the interests of the Company as it establishes the assumptions that are compatible with the risk management as it does not promote behaviors that increase the risk exposure above the levels which is considered prudent in the strategies of short, medium and long terms, adopted by the Company, disclosing concepts, criteria and responsibilities related to the forms of fixed compensation, always aligned with the Company´s and shareholders´ interests.

f.         Existence of compensation borne by subsidiaries, controlled companies or direct or indirect controlling companies

None.

g. Existence of any compensation or benefit related to the occurrence of a defined shareholding event, such as the disposal of the issuer shareholding control

There are no compensations or benefits related to the occurrence of a shareholding event.

D.        Compensation Committees, Appointment, Governance and Compliance, Sustainability and Society, and Risks - Advisory Committees

In the meeting of the Board of Directors, held on May 28, 2013, the compensation of the members of the Advisory Committee was approved under a meeting that was held, but the only ones entitled to that compensation are those members not holding a position in the Executive Board.

It is important to emphasize that, in case a member of the Board of Director is also a member of Company´s Auditing Committee, in terms of applicable regulation and the internal ruling of the Auditing Committee, such member shall opt for the compensation from one of the bodies. In relation to other Advisory Committees, in case one of the members or the Chairman of the Board of Directors become part of them, he/she shall be entitled to the compensation attributed to him/her as a member or Chairman of the Board and he/she shall receive an extra payment for each meeting in such Advisory Committee approved in the Compensation Committee.

The members of the Advisory Committee are not entitled to any other type of compensation or benefit.

13.3. In relation to the variable remuneration in the last 3 fiscal years and expected remuneration for the current fiscal year of the Board of Directors and Statutory Board

The tables below show the variable compensation of the members of the Company management bodies in the fiscal years of 2014, 2015, and 2016, as well as the review for the fiscal year of 2017:

Variable compensation – fiscal year ended on December 31, 2014

	Board of Directors	Executive Board	Audit Committee	Compensation Committee	Total
a. Body:
b. Total number of members	-	46.25	-	-	46.25
c. Number of compensated members	-	46.25	-	-	46.25
d. in relation to the Bonus
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	38,500,000.00	-	-	38,500,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	30,000,000.00	-	-	30,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year		674,483.00	-	-	674,483.00
e. in relation to the profit sharing
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	110,000,000.00	-	-	110,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	100,000,000.00	-	-	100,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	87,782,598.00	-	-	87,782,598.00

Note: The number of members of each Body corresponds to the annual average monthly ascertained.

Variable compensation – fiscal year ended on December 31, 2015

	Board of Directors	Executive Board	Audit Committee	Compensation Committee	Total
a. Body:
b. Total number of members	10	42.08	3	3	58
c. No. of Members compensated	5	42.08	3	2	52
d. in relation to the Bonus	-	-	-	-	-
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	36,000,000.00	-	-	36,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	30,000,000.00	-	-	30,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	-	-	-	-
e. in relation to the profit sharing
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	10,000,000	110,000,000.00	-	-	110,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	100,000,000.00	-	-	100,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	118,833,834.00	-	-	118,833,834.00

Note: The number of members of each Body corresponds to the annual average monthly ascertained.

Total compensation for the Fiscal Year of 2016 - Annual amounts

Board of Directors	Executive Board	Audit Committee	Compensation Committee	Total
a. Body:
b. Total number of members	9.83	44.08	3.00	2.75	59.66
c. No. of Members compensated	4.83	44.08	3.00	2.00	53.91
d. in relation to the Bonus	-	-	-	-	-	Bonus
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	9,000,000.00	-	-	9,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	5,000,000.00	-	-	5,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	-	-	-	-
e. in relation to the profit sharing	Bonus
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	145,000,000.00	-	-	145,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	120,000,000.00	-	-	120,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	138,051.000.00	-	-	138,051.000.00

Note: The number of members of each Body corresponds to the annual average monthly ascertained.

Total compensation set forth for the Fiscal Year of 2017 - Annual amounts

	Board of Directors	Executive Board	Audit Committee	Compensation Committee	Total
a. Body:
b. Total number of members	10	44	3.00	4.00	61
c. No. of Members compensated	5	44	3.00	4.00	56
d. in relation to the Bonus	-	-	-	-	-
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	-	-	-	-
iii. amount payable under the compensation plan, in case the goals are reached	-	-	-	-	-
iv. Amount actually acknowledged in the income of the fiscal year	-	-	-	-	-
e. in relation to the profit sharing
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	190,000,000.00	-	-	190,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	150,000,000.00	-	-	150,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	-	-	-	-

Note: The number of members of each Body corresponds to the annual average monthly ascertained.

13.4.   Compensation plan based on the actions of the Board of Directors and the Statutory Board, in force in the last fiscal year and estimated for the current fiscal year

13.4.a.           general terms and conditions

The Company offers three (3) long term compensation schemes related to the market performance of its shares: Local Long-Term Incentive Program, Global Long-Term Incentive Program and Deferral Program.

Managers and employees not acting in management positions, which have been indicated by the Board of Directors of the Company, are eligible to these plans. The Plans have terms of three years, promoting a commitment of the eligible positions to the long-term results.

(i)     Local Programs

In the Local Long-Term Incentive program the Company had two (2) different plans: Stock Option Plan for executives (SOP) and the Share Performance Plan (PSP). SOP is a stock option plan of Company’s units (Units SANB11) for managers and PSP is an Incentive plan for executives of all areas. The purpose of these plans is to maintain the commitment of collaborators for Long-Term results.

•                Stock Option Plan - SOP: SOP is an option plan for Units. The exercise period for the options is of two (2) years. The participants of the plan shall continue in the Company during the term of the plan, in order to be eligible to exercise the options on their corresponding Units.

•                SOP delivery 2014: On October 25, 2011, the shareholders approved the concession of SOP Plan 2014, with exercise period between June 30, 2014 and June 30, 2016. The number of Units exercisable by participants was determined according to the result of Total Shareholder Return (“TSR”) and the quantity of Units exercised was reduced due to achievement of targets of Return on Risk-Adjusted Capital (“RORAC”) in each fiscal year.

•                SOP 2013: On April, 2013, the shareholders approved the concession of SOP Plan 2013, with exercise period between June 30, 2016 and June 30, 2018. The quantity of exercisable options by participants was determined in accordance with the result of assessment of performance parameter of the Company, Total Shareholder Return (TSR) and adjusted by achievement of the indicator Return on Risk-Weighted Assets (RoRWA), in comparison with the amount realized and expected in each fiscal year.

•                Local Plan – PSP (Performance Share Plan): PSP consists on long-term compensation based in Units and cash, indexed to the Units’ price.

•                PSP 2013: On April 29, 2013 the shareholders approved the Plan - PSP 2013. Within the scope of such plan, participants have received one hundred percent (100%) of compensation in Units. The quantity of Units receivable by participants was determined in accordance with the result of assessment of performance parameter of the Company, Total Shareholder Return (TSR) and adjusted by achievement of the indicator Return on Risk-Weighted Assets (RoRWA), in comparison with the amount realized and expected in each fiscal year.

(ii)    Global Programs

(ii.1)     Global Programs – ILP CRDIV

In 2014 a plan for delivery of shares was presented, called Global Long-Term Incentive CRDIV - Grant 2014.  The plan is subject to achievement of performance indicator of Total Shareholder Return (RTA) of Santander Group, in comparison to evolution of the Group for this indicator, related to the main global competitors and settlement shall be performed with shares of Santander Group.

The Global Long-Term Incentive Program - Grant 2014 sets forth the delivery of shares from achievement of the program in three annual installments, in 2016, 2017 and 2018, with additional sale restriction of one year after each delivery.

In 2016 a plan for delivery of shares was presented, called Global Long-Term Incentive CRDIV - Grant 2015. Such plan is subject to achievement of several indicators, including Total Shareholder Return of Santander Group, Return on Tangible Equity (ROTE), Client Satisfaction, Satisfaction of Employees and Relations with Clients of Companies.

The Global Long-Term Incentive Program CRDIV - Grant 2015 sets forth the delivery of shares from achievement of the program in 2019, with additional sale restriction of one year after each delivery.

(ii.2)     Deferral Programs

Deferral Programs are available for Statutory Officers, executives with management positions and other eligible employees. As part of the Deferral program, the participants receive part of variable compensation in a period of three or five years.

Deferral Programs are renewed and updated annually. There are four plans in force: one for each fiscal year of 2013, 2014, 2015 and 2016.

(iii)   Deferral Program

Deferral plans are divided into two (2) programs:

•                Collective Identified: Statutory and Executive Officers. Statutory and Executive Officers which assume significant risks for the Company and are responsible for control areas. Deferred compensation is paid 50% in cash and 50% in Units (Units SANB11).

•                Collective Not-identified: Employees. Managerial employees and some other employees are eligible for such program. Deferred compensation if fully paid in cash.

13.4.b.           primary purposes of the plans

The main purposes of the plans are:

•                To align the interests of the Company and of the participants in order both to stimulate the growth and profitability of Company business and to recognize the contribution of the participants in the development of its activities;

•                To enable the Company to retain the participants on its staff, offering them, as an additional advantage, the opportunity to become or to increase their interest as shareholders of the Company; and

•                To promote the Company’s performance and the interests of the shareholders by creating a long-term commitment on the part of the participants.

13.4.c.           how does the plans contribute to objectives

The plans contribute for achievement of the objectives provided above, encouraging executives to seek achievement of indicators: Total Shareholder Return (TSR), comparison between net income expected and realized, Return on Risk-Weighted Assets (RoRWA) and growth of Earnings per Share (EPS) The indicators listed above are defined in the corresponding Plan regulations.

13.4.d.           how the plans are inserted in the compensation policy of the issuer

The plans are a key element of the Company’s compensation strategy, representing effective instruments for recognizing and retaining members of the Executive Board in the short, medium and long terms, in addition to aligning interests of the executives to the interests of the Company.

13.4.e.           how the plans align the interests of managers and issuer in the short, medium and long terms

The plans align the short, medium and long term interests of the members of the Executive Board with those of the Company, since the options are only exercised, and the shares received, if the strategic objectives of the Company are consistently attained during the respective Plan cycles.

          13.4.f. Maximum number of shares covered

Key:

Share-based compensation plan set forth for the current fiscal year (2017)

Maximum number of shares

Board of Directors

6th Cycle

GLOBAL

LOCAL PSP

PSP 2013

SOP delivery 2014

SOP 2013

DEFERRAL - 1st

DEFERRAL - 2nd

DEFERRAL - 3rd

DEFERRAL - 4th Cycle

DEFERRAL - 5th Cycle

DEFERRAL - 6th Cycle

DEFERRAL - 7th Cycle

Executive Board

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

Key:

Share-based compensation plan set forth for the fiscal year ended 12/31/2016

Maximum number of shares

Board of Directors

6th Cycle

GLOBAL

LOCAL PSP

PSP 2013

SOP delivery 2014

SOP 2013

DEFERRAL - 1st

DEFERRAL - 2nd

DEFERRAL - 3rd

DEFERRAL - 4th Cycle

DEFERRAL - 5th Cycle

DEFERRAL - 6th Cycle

6th Cycle

Executive Board

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

--------------------

Key:

Share-based compensation plan set forth for the fiscal year ended 12/31/2016

Maximum number of shares

Board of Directors

6th Cycle

GLOBAL

LOCAL PSP

PSP 2013

SOP delivery 2014

SOP 2013

DEFERRAL - 1st Cycle

DEFERRAL - 2nd Cycle

DEFERRAL - 3rd Cycle

DEFERRAL - 4th Cycle

DEFERRAL - 5th Cycle

DEFERRAL - 6th Cycle

6th Cycle

Executive Board

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

--------------------

Key:

Share-based compensation plan set forth for the fiscal year ended 12/31/2015

Maximum number of shares

Board of Directors

6th Cycle

GLOBAL

LOCAL PSP

PSP 2013

SOP delivery 2014

SOP 2013

DEFERRAL - 1st

DEFERRAL - 2nd

DEFERRAL - 3rd

DEFERRAL - 4th Cycle

DEFERRAL - 5th Cycle

6th Cycle

Executive Board

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

--------------------

Key:

Share-based compensation plan set forth for the fiscal year ended 12/31/2017

Maximum number of shares

Board of Directors

6th Cycle

7th Cycle

GLOBAL

LOCAL PSP

SOP delivery 2014

SOP 2013

DEFERRAL - 1st

DEFERRAL - 2nd

DEFERRAL - 3rd

DEFERRAL - 4th

6th Cycle

7th Cycle

DEFERRAL - 2nd Cycle

DEFERRAL - 3rd Cycle

DEFERRAL - 4th Cycle

--------------------

13.4.g.           maximum number of options to be granted

Key:

Share-based compensation plan set forth for the current fiscal year (2017)

Maximum number of shares

Board of Directors

6th Cycle

GLOBAL

LOCAL PSP

PSP 2013

SOP delivery 2014

SOP 2013

DEFERRAL - 1st

DEFERRAL - 2nd

DEFERRAL - 3rd

DEFERRAL - 4th Cycle

DEFERRAL - 5th Cycle

DEFERRAL - 6th Cycle

6th Cycle

Executive Board

DEFERRAL - 7th Cycle

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

--------------------

Key:

Share-based compensation plan set forth for the current fiscal year (2017)

Maximum number of shares

Board of Directors

6th Cycle

GLOBAL

LOCAL PSP

PSP 2013

SOP delivery 2014

SOP 2013

DEFERRAL - 1st

DEFERRAL - 2nd

DEFERRAL - 3rd

DEFERRAL - 4th Cycle

DEFERRAL - 5th Cycle

DEFERRAL - 6th Cycle

6th Cycle

Executive Board

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

13.4.h.           conditions for acquisition of the shares

(i)     Local Programs

•                SOP delivery 2014: The quantity of exercisable Units by the participants was determined according to the result of the calculation of a Company´s performance parameter, the Total Shareholder Return (TSR), and adjusted for the non-achievement of the Return on Risk- Weighted Assets (RoRWA), in comparison between the realized and the expected amount in each fiscal year. In addition to that, it was necessary for the participant to continue in the Company, in order to be entitled to receive the options. The Plan was settled in Units by the difference between the closing price of exercise list and its respective exercise price (“Strike Price”), net of IRPF (Individual Income Tax).

•                SOP 2013: The quantity of exercisable Units by the participants was determined according to the result of the calculation of a Company´s performance parameter, the Total Shareholder Return (TSR), and adjusted for the achievement of the Return on Risk-Weighted Assets (RoRWA), comparison between the realized and the expected amounts in each fiscal year, as determined by the Board of Directors. In addition to that, it is necessary for the participant to continue in the Company during the term of Plan, in order to exercise the Units corresponding to its compensation. In order to be entitle to receive options, the goals set forth in Regulations shall be achieved.

•                PSP 2013: The payment was made in June 2016, by delivery of Units.The quantity of exercisable Units delivered to participants was determined according to the result of the calculation of a Company´s performance parameter, the Total Shareholder Return (TSR), and adjusted for the achievement of the Return on Risk-Weighted Assets (RoRWA), in comparison between the realized and the expected amounts in each fiscal year, as determined by the Board of Directors.

(ii)    Global Programs

•                ILP Global CRDIV Plan – Grant 2014: The plan, started in 2014, is subject to achievement of performance indicator of Total Shareholder Return (TSR) of Santander Group, comparing the evolution of the Group for this indicator, related to the main global competitors and settlement shall be performed with shares of Worldwide Santander Group. The Global Long-Term Incentive Program - Grant 2014 sets forth the delivery of shares from achievement of the program in three annual installments, in 2016, 2017 and 2018, with additional sale restriction of one year after each delivery.

•                ILP Global CRDIV Plan – Grant 2015: This plan was started in 2016 and is subject to achievement of several indicators, including Total Shareholder Return of Santander Group, Return on Tangible Equity (ROTE), Client Satisfaction, Satisfaction of Employees and Relations with Clients of Companies. The Global Long-Term Incentive Program CRDIV - Grant 2015 sets forth the delivery of shares from achievement of the program in 2019, with additional sale restriction of one year after each delivery.

(iii)   Deferral Programs

•                Deferral - 1st Cycle: Deferral - 1st Cycle had as purpose the payment in cash of part of Variable Compensation due by the Company to participants of the program, in the terms of its compensation policy, relating such payment to future performance of Units SANB11.  The plan did not result in any dilution of the Company’s capital stock, since the participants do not acquire the status of shareholders of the Company, or any of the rights or privileges attaching to such status.

•                Deferral - 2nd Cycle (2011), 3rd Cycle (2012), 4th Cycle (2013), 5th Cycle (2014) and 6th Cycle (2015): The Plan is subject to the current regulations applicable to the Company, in particular Resolution No. 3921 of the National Monetary Council, dated November 25, 2010 ("Resolution No. 3921/10"), which requires financial institutions to observe certain procedures in deferring payment of a portion of the Variable Compensation owing to their managers and other employees, taking into account sustainable long-term financial bases and adjustments of future payments according to the risks assumed and variations in the cost of capital. This plan is divided among two programs:

(iii.1)    Collective Identified

Members of the Executive Committee were included in this rule in 2011, as well as other executives who assumed significant risks on behalf of the Company and those in charge of control areas. Half of the deferral amount was paid in cash.

In 2012 this program was implemented to comply with Resolution No. 3.921/10. In 2012, all statutory officers of Group companies operating under Central Bank of Brazil authorization were included in this deferral program. Short-term Variable Income deferral rules were applied to this group as follows:

Key:

50% in shares

30% in cash

30% in Units (with lock up of one year)

40% deferred

20% deferred in Units, or three equal annual installments with one year lock-up each

20% deferred in cash, in three equal annual installments

--------------------

In case of the Chief Executive Officer, the deferral in such program is of at least 50%, with at least 25% for each of the abovementioned items. The deferral percentage also depends on the variable compensation level received in the fiscal year (it includes the LTI for the granting year, valuated at the granting price). In case the variable compensation is between R$ 5.5 MM and R$ 8 MM, the deferral shall be 50%, being 25% of each of the deferred installments paid in cash. In case the variable compensation is equal or higher than R$ 8 MM, the deferral is of 60%, with 30% for each of the deferred installments, and 20% each of the installments paid at sight.

As from 2015, in case of the Chief Executive Officer or in case the variable compensation amount is above R$ 5.5 MM, the payment of the deferral installments turns from three to five annual and equal installments, being kept the lock-up conditions.

As from the year 2016, in case of three-year deferral plan of the Executive Board and other executives chosen by the Executive Board, the payment of the last deferral installment shall be subject to the compliance of four indicators (detailed in the table below) during a period of three years. In the case of five-year deferral plan, the payment of the last three deferral installments will be subject to the compliance with the same indicators during a period of five years.

Key:

Subject

Profitability

Capital

Risks

Indicators

Earnings per share

Total shareholder return

Capital ratio (cet1 – fully loaded)

Rorwa

Ponderation

--------------------

(iii.2)    Unidentified Collective

The payment is made in cash in three annual and equal installments adjusted by the CDI rate. There are no statutory executive officers in this group, as they are part of the identified collective.

13.4.i.            criteria for setting the price of acquisition or exercise

(i)     Local Programs

•                SOP delivery 2014: The price of options issued is R$ 12.7234 per Unit. The term to exercise this plan ended on 6/30/2016.

•                SOP 2013: The price of options issued is R$ 12.8423 per Unit.

•                PSP 2013: Not applicable, since the exercise price is the market price on the date of the respective exercise. The shares of this plan were delivered in July 2016.

(ii)    Global Programs

Not applicable, since the exercise price is the market price on the date of the respective exercise.

(ii)    Deferral Program (1st, 2nd, 3rd, 4th, 5th, 6th, and 7th cycles)

Not applicable, since the exercise price is the market price on the date of the respective exercise.

13.4.j. Criteria for setting the time for exercise

(i)     Local Programs

•                SOP delivery 2014: The Plan lasted for three years, to encourage commitment to long-term results on the part of the Executive Officers. The exercise period was from June 30, 2014 to June 30, 2016.

•                SOP 2013: The Plan lasts for three years, to encourage commitment to long-term results on the part of the Executive Officers. The exercise period runs from June 30, 2016 to June 30, 2018.

•                PSP 2013: The cycle lasts for three years, covering three fiscal years, to encourage commitment to long-term results on the part of members of the Executive Board. The shares of this plan were delivered in July 2016.

(ii)    Global Programs

The cycles last for three years, covering three fiscal years, to encourage commitment to long-term results on the part of the Executive Officers.

(iii)   Deferral Plan (1st, 2nd, 3rd, 4th, 5th, 6th and 7th Deferral Cycles)

The total number of Units in reference is settled in three installments and equally allocated for the three fiscal years subsequent to the base year.

k.      Form of settlement

(i)     Local Programs

•                SOP delivery 2014: in Units

•                PSP 2013: in Units

•                SOP 2013: in Units

(ii)    Global Programs

Payroll bonus for mandatory purchase of shares.

(iii)   Deferral Programs

•                1st Cycle: payroll bonus

•                2nd, 3rd, 4th, 5th, 6th and 7th Cycles: is made directly in Units (installment deferred in Units)

l.       Lock-up on the transfer of shares

(i)     Local Programs

•                SOP delivery 2014: Quantity equivalent to 40% of the Units resulting from the participant’s investment, or 50% in the case of the Chief Executive Officer of the Company may not be disposed of for the periods shown in the table below (“Lock-up Period”):

o      1/3 of the Lock-up Percentage for two years from the date of acquisition of each Unit;

o      1/3 of the Lock-up Percentage for three years from the date of acquisition of each Unit; and

o      1/3 of the Lock-up Percentage for four years from the date of acquisition of each Unit.

•                SOP 2013: The quantity equivalent to 40% of the Units resulting from the Bonus (“Lock-Up Percentage”) of each Participant and 50% (in case of the Company’s Chief Executive Officer), shall not be disposed of during the following terms (“Lock-Up Period”), including in case of termination of the agreement:

o      1/3 of the Lock-up Percentage for two years from the date of receipt of each Unit;

o      1/3 of the Lock-up Percentage for three years from the date of receipt of each Unit;

o      1/3 of the Lock-up Percentage for four years from the date of receipt of each Unit.

(ii)    Global Programs

In the Global Plans - ILP CRDIV there is a lock-up on the transfer of shares for one year after their receipt. In the other global plans there is no lock-up on the transfer of shares after they are received.

(iii)   Deferral Program

•                1st Cycle of Deferral: Not applicable, as the plan provides for a cash bonus only.

•                2nd, 3rd, 4th, 5th, 6th and 7th Cycles of Deferral: Managers belonging to the above-mentioned Identified Collective may not dispose of the Units received under this plan for a period of one year from the date of receipt of each lot of Units.

13.4.m.          criteria and events that, when verified, cause the suspension, change or cancellation of the plan

(i)     Local Programs

•                SOP delivery 2014, SOP 2013 and PSP 2013: Any material change in the corporate law and/or in the tax effects applicable to the Company or the participants may lead to a partial or total revision of the plan, or even to its suspension or cancellation, at the discretion of the Board of Directors. In addition, the Board of Directors may, at its sole discretion, approve the release of all or part of the options under the SOP delivery 2014 or SOP 2013, in the event of direct or indirect disposal by the controlling shareholders of the Company of a number of shares implying a change in control of the Company, whether in a single transaction or in successive transactions. The Board of Directors may determine special rules allowing the shares related to the options to be sold in the case of a takeover bid.

(ii)    Global Programs

The plan may be amended for legal or regulatory reasons.

(iii)   Deferral Programs

The Plans may be cancelled, suspended or amended by the Board of Directors at any time.  In the case of suspension or cancellation, the rights of participants holding bonus allocations of Units receivable must be respected, in line with the following provisions:

•                In order to preserve the objectives of the plan, the total number of Units shall be adjusted up or down in the event of: a split, reverse split or bonus issue of shares, merger, takeover, spin-off or other similar procedures of a material nature; and

•                The Human Resources Executive Board, under the supervision of the Executive Committee, shall carry out the corresponding quantitative adjustments using the procedures followed by the BM&FBOVESPA for similar adjustments in the share markets.

(iii.1)    Deferral – 1st, 2nd, 3rd and 4th Cycles

The Company’s Board of Directors may determine partial payment or no payment under the plan, in the following circumstances:

•                Unsatisfactory financial performance of the Company;

•                Failure to observe internal rules applicable to the Participant, including but not limited to risk management policies;

•                Substantial change in the Company’s financial condition, other than as a result of changes in accounting standards; and

•                Significant variations in the Company’s Reference Assets; or

•                Undue exposure in risk management.

(iii.2)    Deferral – 5th, 6th and 7th Cycles

The Plan is subject to a Malus clause, i.e., the Company’s Board of Directors, upon recommendation from the Compensation Committee, may approve to decrease up to 100% from the amount of each participant under the hypothesis set forth:

•                Company’s weak financial performance;

•                non-compliance by the Participant of the internal regulations, in special with those related to risks;

•                material changes in the financial statements of Santander Brasil, which were considered by the independent auditors, except if they arise from changes in the accounting standards. In case the Board of Directors understands that it is necessary, the Santander Group financial statements may also be considered in this analysis; and

•                material variations in the share capital or in the qualitative evaluation of Santander Brasil risks. In case the Board of Directors understands that it is necessary, the variations in the share capital of Santander Group may also be considered in this analysis.

13.4.n.           effects of the exit of the manager from the bodies of the issuer over his/her rights set in the share-based compensation plan

(i)     Local Programs

SOP delivery 2014, SOP 2013 and PSP 2013

The ILP Plan shall be cancelled in advance and the participant shall lose the right to benefit from it, forfeiting all rights to receive options or shares, if the participant resigns voluntarily or is dismissed from the Company for just cause or removed from office.

If the participant's employment contract is terminated as a result of actions of the Company, in terms of article 483 of the Consolidated Labor Laws, in the case of dismissal without just cause, by mutual accord in the case of a participant without a formal employment relationship, or in the event of retirement, the participant shall receive a bonus in an amount proportional to the length of membership in the ILP Plan, at the same time as the other participants in the same cycle of the ILP Plan are paid, taking into account the percentage of performance indicators achieved.

If the participant dies or becomes permanently disabled, the options or shares shall be delivered at the same time of those of other participants in the same ILP Plan cycle, without any proportionality in respect of length of membership of the participant in the applicable cycle of the plan, but with the percentage of performance indicators being applied normally. In the event of death, delivery shall be made to the participant’s heirs.

(ii)    Global Programs

In case of retirement, if a participant leaves the company after dismissal without just cause, leave, permanent disability or in the event of the participant’s death, the right to receive shares will not be affected, as if none of the events above had happened, except as follows:

•                In the event of death, the right shall pass to the beneficiary’s heirs;

•                The number of shares to be delivered shall be calculated by multiplying the maximum number of shares receivable by the quotient obtained by dividing the number of days from the date of launching of the plan to the date of death, retirement, pre-retirement, dismissal, write-off or other circumstance that determined the application of this rule, both including, by the number of days of effectiveness of the plan; and

•                If a participant resigns voluntarily, the right to the plan is lost.

(iii)   Deferral Programs

The plan shall be cancelled in advance, by virtue of law, and the participant shall lose the right to participate in the plan, forfeiting the right to receive future benefits, in the case of voluntary resignation or dismissal for just cause in terms of article 482 of the Consolidated Labor Laws, or removal from statutory office by unilateral decision on the part of the Company.

If the participant's employment contract is terminated as a result of actions of the Company, in terms of article 483 of the Consolidated Labor Laws, in the case of dismissal without just cause, or in the event of retirement or death, the participant shall receive the amount of the portion of the corresponding bonus in Units, at the same time as the other participants in the same cycle of the Plan are paid. In the event of death, delivery shall be made to the participant’s heirs. In the event that the participant shall become permanently disabled, subject to confirmation by two medical reports (public and private institutions), the participant shall receive the amount of the portion of the corresponding bonus in Units, at the same time as the other participants in the same cycle of the Plan are paid.

If an employment contract is suspended owing to illness or work accident, the participant shall receive the amount of the portion of the corresponding bonus in Units at the same time as the other participants in the same cycle of the Plan are paid.

13.5.   In relation to stock-based compensation recognized in the outcome of the last 3 financial years and planned for the current fiscal year, the Board of Directors and the Statutory Board:

2017

Share-based compensation set forth for the current fiscal year (2017)
	Board of Directors
	5th CYCLE		6th CYCLE		PSP 2013	1st CYCLE - DEFERRAL	2nd CYCLE - DEFERRAL	3rd CYCLE - DEFERRAL	4th CYCLE - DEFERRAL	5th CYCLE - DEFERRAL	6th CYCLE - DEFERRAL	7th CYCLE - DEFERRAL	SOP delivery 2014	SOP 2013
	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
Number of members	10
Number of compensated members	5
Granting of shares purchase options
Date of grant	2011		2012		2013	2011	2012	2013	2014	2015	2016	2017	2011	2013
Quantity of options granted	0	0	0	0	0	0	0	0	0	86.272	211.068	0	0	0
Time for the options to become exercisable	2013		2014		2016	2011	2012	2013	2014	2015	2016	2017	2014	2016
Maximum term to exercise the options	None		None		None	2014	2015	2016	2017	2018	2019	2020	2016	2018
Lock-up period for the transfer of shares	None
Weighted average price for the fiscal year:	None
(a) Of the outstanding options in the beginning of the fiscal year	None
(b) Of the forfeited options during the fiscal year	None
(c) Of the options exercised during the fiscal year	None
(f) Of the options expired during the fiscal year	None
Fair value of the options on the date of grant	none**												R$ 7.08	R$ 5.96
Potential dilution in case of exercise of all options granted

	Executive Board
	4th Cycle	5th Cycle		6th Cycle		7th Cycle		1st CYCLE - DEFERRAL	2nd CYCLE - DEFERRAL	3rd CYCLE - DEFERRAL	4th CYCLE - DEFERRAL	5th CYCLE - DEFERRAL	6th CYCLE - DEFERRAL	7th CYCLE - DEFERRAL	SOP delivery 2014	SOP 2013
	LOCAL - SOP	GLOBAL	LOCAL SP	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
Number of members	44
Number of compensated members	44
Granting of shares purchase options
Date of grant	2010	2011		2012		2013	2013	2011	2012	2013	2014	2015	2016	2017	2011	2013
Quantity of options granted	0	0	0	0	0		0	0	0	0	0	513.703	1,439,796	1,054,808	0	1,439,980
Time for the options to become exercisable		2013		2014			2016	2011	2012	2013	2014	2015	2016	2017	2014	2016
Maximum term to exercise the options	20147	None		None			None	2014	2015	2016	2017	2018	2021	2022	2016	2018
Lock-up period for the transfer of shares	None														4 years	None
Weighted average price for the fiscal year:	None														R$ 12.72	None
(a) Of the outstanding options in the beginning of the fiscal year	None														R$ 12.72	None
(b) Of the forfeited options during the fiscal year	None														None	None
(c) Of the options exercised during the fiscal year	None														R$ 12.72	None
(f) Of the options expired during the fiscal year	None														None	None
Fair value of the options on the date of grant	R$ 7.19	none **													R$ 7.08	R$ 5.96
Potential dilution in case of exercise of all options granted	0.5%***
** The Global plans and the Local plan - PSP grant shares and not purchase options. Thus, there is no fair value;
*** Maximum dilution.

2016

Share-based compensation - fiscal year ended on 12/31/2016
	Board of Directors
	5th CYCLE		6th CYCLE		PSP 2013	1st CYCLE - DEFERRAL	2nd CYCLE - DEFERRAL	3rd CYCLE - DEFERRAL	4th CYCLE - DEFERRAL	5th CYCLE - DEFERRAL	6th CYCLE - DEFERRAL	SOP delivery 2014	SOP 2013
	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
Number of members	9.83
Number of compensated members	4.83
Granting of shares purchase options
Date of grant	2011		2012		2013	2011	2012	2013	2014	2015	2016	2011	2013
Quantity of options granted	0	0	0	0	0	0	0	0	63.861	165.134	252.503	0	448.085
Time for the options to become exercisable	2013		2014		2016	2011	2012	2013	2014	2015	2016	2014	2016
Maximum term to exercise the options	None		None		None	2014	2015	2016	2017	2018	2019	2016	2018
Lock-up period for the transfer of shares	None
Weighted average price for the fiscal year:	None
(a) Of the outstanding options in the beginning of the fiscal year	None
(b) Of the forfeited options during the fiscal year	None
(c) Of the options exercised during the fiscal year	None
(f) Of the options expired during the fiscal year	None
Fair value of the options on the date of grant	none**											R$ 7.08	R$ 5.96
Potential dilution in case of exercise of all options granted

	Executive Board
	4th Cycle	5th Cycle		6th Cycle		7th Cycle		1st CYCLE - DEFERRAL	2nd CYCLE - DEFERRAL	3rd CYCLE - DEFERRAL	4th CYCLE - DEFERRAL	5th CYCLE - DEFERRAL	6th CYCLE - DEFERRAL	SOP delivery 2014	SOP 2013
	LOCAL - SOP	GLOBAL	LOCAL SP	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
Number of members	44.08
Number of compensated members	44.08
Granting of shares purchase options
Date of grant	2010	2011		2012		2013	2013	2011	2012	2013	2014	2015	2016	2011	2013
Quantity of options granted	0	0	0	0	0	0	158.759	0	0	0	410.947	1,008,345	1,889,992	425.250	4,405,521
Time for the options to become exercisable		2013		2014			2016	2011	2012	2013	2014	2015	2016	2014	2016
Maximum term to exercise the options	2014	None		None			None	2014	2015	2016	2017	2018	2019	2016	2018
Lock-up period for the transfer of shares	None													4 years	None
Weighted average price for the fiscal year:	None													R$ 12.72	None
(a) Of the outstanding options in the beginning of the fiscal year	None													R$ 12.72	None
(b) Of the forfeited options during the fiscal year	None													None	None
(c) Of the options exercised during the fiscal year	None													R$ 12.72	None
(f) Of the options expired during the fiscal year	None													None	None
Fair value of the options on the date of grant	R$ 7.19	none **												R$ 7.08	R$ 5.96
Potential dilution in case of exercise of all options granted	0.5%***
** The Global plans and the Local plan - PSP grant shares and not purchase options. Thus, there is no fair value;
*** Maximum dilution.

2015

Share-based compensation - fiscal year ended on 12/31/2015
	Board of Directors
	5th CYCLE		6th CYCLE		PSP 2013	1st CYCLE - DEFERRAL	2nd CYCLE - DEFERRAL	3rd CYCLE - DEFERRAL	SOP delivery 2014	SOP 2013
	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
Number of members	9
Number of compensated members	4
Granting of shares purchase options
Date of grant	2011		2012		2013	2011	2012	2013	2011	2013
Quantity of options granted	0	0	0	0	0	0	0	0	0	0
Time for the options to become exercisable	2013		2014		2016	2011	2012	2013	2014	2016
Maximum term to exercise the options	None		None		None	2014	2015	2016	2016	2018
Lock-up period for the transfer of shares	None
Weighted average price for the fiscal year:	None
(a) Of the outstanding options in the beginning of the fiscal year	None
(b) Of the forfeited options during the fiscal year	None
(c) Of the options exercised during the fiscal year	None
(f) Of the options expired during the fiscal year	None
Fair value of the options on the date of grant	none**								R$ 7.08	R$ 5.96
Potential dilution in case of exercise of all options granted

	Executive Board
	4th Cycle	5th Cycle		6th Cycle		7th Cycle		1st CYCLE - DEFERRAL	2nd CYCLE - DEFERRAL	3rd CYCLE - DEFERRAL	4th CYCLE - DEFERRAL	5th CYCLE - DEFERRAL	SOP delivery 2014	SOP 2013
	LOCAL - SOP	GLOBAL	LOCAL SP	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
Number of members	49
Number of compensated members	49
Granting of shares purchase options
Date of grant	2010	2011		2012		2013	2013	2011	2012	2013	2014	2015	2011	2013
Quantity of options granted	0	0	0	0	0		25.425	0	0	664.418	1,402,013	1,708,817	1,388,647	9,135,879
Time for the options to become exercisable		2013		2014			2016	2011	2012	2013	2014	2015	2014	2016
Maximum term to exercise the options	2014	None		None			None	2014	2015	2016	2017	2018	2016	2018
Lock-up period for the transfer of shares	None												4 years	None
Weighted average price for the fiscal year:	None												R$ 12.72	None
(a) Of the outstanding options in the beginning of the fiscal year	None												R$ 12.72	None
(b) Of the forfeited options during the fiscal year	None												None	None
(c) Of the options exercised during the fiscal year	None												R$ 12.72	None
(f) Of the options expired during the fiscal year	None												None	None
Fair value of the options on the date of grant	R$ 7.19	none **											R$ 7.08	R$ 5.96
Potential dilution in case of exercise of all options granted	0.5%***
** The Global plans and the Local plan - PSP grant shares and not purchase options. Thus, there is no fair value;
*** Maximum dilution.

2014

Share-based compensation - fiscal year ended on 12/31/2014
	Board of Directors
	5th CYCLE		6th CYCLE		PSP 2013	1st CYCLE - DEFERRAL	2nd CYCLE - DEFERRAL	3rd CYCLE - DEFERRAL	SOP delivery 2014	SOP 2013
	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
Number of members	8
Number of compensated members
Granting of shares purchase options
Date of grant	2011		2012		2013	2011	2012	2013	2011	2013
Quantity of options granted	0	0	0	0	0	0	0	0	0	0
Time for the options to become exercisable	2013		2014		2016	2011	2012	2013	2014	2016
Maximum term to exercise the options	None		None		None	2014	2015	2016	2016	2018
Lock-up period for the transfer of shares	None
Weighted average price for the fiscal year:	None
(a) Of the outstanding options in the beginning of the fiscal year	None
(b) Of the forfeited options during the fiscal year	None
(c) Of the options exercised during the fiscal year	None
(f) Of the options expired during the fiscal year	None
Fair value of the options on the date of grant	none**								R$ 7.08	R$ 5.96
Potential dilution in case of exercise of all options granted

	Executive Board
	4th Cycle	5th Cycle		6th Cycle		7th Cycle		1st CYCLE - DEFERRAL	2nd CYCLE - DEFERRAL	3rd CYCLE - DEFERRAL	4th CYCLE - DEFERRAL	5th CYCLE - DEFERRAL	SOP delivery 2014	SOP 2013
	LOCAL - SOP	GLOBAL	LOCAL SP	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
Number of members	46
Number of compensated members
Granting of shares purchase options
Date of grant	2010	2011		2012		2013	2013	2011	2012	2013	2014		2011	2013
Quantity of options granted	3,847,885	0	12.799	57.700	24.000		25.425	0	305.609	664.418	1,402,013		1,810,175	9,135,879
Time for the options to become exercisable		2013		2014			2016	2011	2012	2013	2014		2014	2016
Maximum term to exercise the options	2014	None		None			None	2014	2015	2016	2017		2016	2018
Lock-up period for the transfer of shares	None												4 years	None
Weighted average price for the fiscal year:	None												R$ 12.72	None
(a) Of the outstanding options in the beginning of the fiscal year	None												R$ 12.72	None
(b) Of the forfeited options during the fiscal year	None												None	None
(c) Of the options exercised during the fiscal year	None												R$ 12.72	None
(f) Of the options expired during the fiscal year	None												None	None
Fair value of the options on the date of grant	R$ 7.19	none **											R$ 7.08	R$ 5.96
Potential dilution in case of exercise of all options granted	0.5%***
*Takes into account the options not exercised of the previous years.
** The Global plans and the Local plan - PSP grant shares and not purchase options. Thus, there is no fair value;
*** Maximum dilution.

13.6. Regarding the outstanding options of the Board of Directors and Statutory Board at the end of last fiscal year:

On December 31, 2016, the managers members of the 2013 SOP plan have, together, 1,081,528 outstanding options. These options on Units may be exercised until June 30, 2018, at the price of R$ 12.8423 per option.

We present below the information on options held by the Executive Board members of the Company:

Key:

Item 13.6 - Outstanding Options on 12/31/2016

a. Department

b. Number of Members

c. Related to Options not yet exercisable

I. Quantities

II. Date on which they became exercisable

III. Maximum term to exercise the options

IV. Lock-up period for the transfer of Shares

V. Weighted Average Price of the fiscal year

VI. Fair value of options on the last day of fiscal year

d. In relation to Options exercisable

I. Quantities

II. Maximum term to exercise the options

III. Lock-up period for the transfer of Shares – 4 years

IV. Weighted Average Price of the fiscal year

V. Fair value of options on the last day of fiscal year – R$ 5.96 per option

VI. Total fair value of the options on the last day of fiscal year

Executive Board

--------------------

On December 31, 2016, the members of the Company’s Board of Directors did not have outstanding options.

13.7. In relation to options exercised and shares delivered regarding the stock-based remuneration for the Board of Directors and Statutory Board in the last three (3) fiscal years

13.7.1. ILP Global Plan

(i)     ILP Global Program

In the last three fiscal years, payments to the members of the Board of Directors and Executive Board were not made, considering the scope of global compensation plans in stock options.

(ii)    Local Program

The right to exercise options related to the third cycle for Local, SOP 2014 and SOP 2013 was exercised, according to information described in tables below:

Key:

Exercised options - fiscal year ended 12/31/2014

No. of Members

No. of Members compensated

Options exercised

Number of shares

Weighted average price for the fiscal year

Difference between the exercise amount and the market value of shares related to options exercised

Shares delivered

Number of shares delivered

Weighted average price of acquisition

Difference between the value of acquisition and the market value of the shares acquired

* Local plans grant shares, not call options.

Board of Directors

Executive Board

3rd LOCAL CYCLE

not applicable*

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Key:

Exercised options - fiscal year ended 12/31/2015

No. of Members

No. of Members compensated

Options exercised

Number of shares

Weighted average price for the fiscal year

Difference between the exercise amount and the market value of shares related to options exercised

Shares delivered

Number of shares delivered

Weighted average price of acquisition

Difference between the value of acquisition and the market value of the shares acquired

Board of Directors

SOP delivery 2014

Executive Board

not applicable

Key:

Exercised options - fiscal year ended 12/31/2016

No. of Members

No. of Members compensated

Options exercised

Number of shares

Weighted average price for the fiscal year

Difference between the exercise amount and the market value of shares related to options exercised

Shares delivered

Number of shares delivered

Weighted average price of acquisition

Difference between the value of acquisition and the market value of the shares acquired

Board of Directors

SOP delivery 2014

Executive Board

not applicable

13.8.   Brief description of information needed to comprehend the data disclosed in items 13.5 to 13.7, such as the explanation of shares and options value pricing method

13.8.1.A.       Global Program

13.8.2.1.a.    Pricing model

Fair value calculated using the pricing model of Monte Carlo Method (MCM). It is a statistic method which simulates the price generation process, based on the assumption of risk neutrality.

13.8.2.1.b.    Data and assumptions used in the pricing model, including the average weighted price of the shares, exercise price, expected volatility, option life term, expected dividends and risk-free interest rate

Below are the assumptions used in the pricing model.

The exercise price in every cycle and cases where the objectives provided by regulations are met, shall be the market price on exercise date.

For ILP CRDIV Plan, the parameters used in pricing were as follows:

Assumption	2 years	3years	4 years
Future earnings	11,1% p.a.	10,8% p.a.	9,5% p.a.
Volatility	32,7% p.a.	34,7% p.a.	36,9% p.a.
Risk-free Rate	1,7% p.a.	2,1% p.a.	2,5% p.a.
Relation of compared price	55%	55%	55%

13.8.2.1.c.    Method used and premises assumed to incorporate the expected effects of early exercise

Not applicable, since the model does not allow early exercise.

13.8.2.1.d.    Method to determine the expected volatility

Estimated based on past volatility for the corresponding period.

13.8.2.1.e.    Whether any other characteristic of the option was incorporated in the measurement of the fair value

Not applicable, considering that no other characteristics of the option were included in the measurement of its fair value.

13.8.2.2

B.        Local Program

13.8.2.2 SOP for delivery in 2014

13.8.2.2.a.    Pricing model

Fair value calculated by using the pricing model of Black&Scholes. It is based on the construction of a tree with the price history, in order to determine the value of a share on a future date.

13.8.2.2.b.    Data and assumptions used in the  pricing model, including the average weighted price of the shares, exercise price, expected volatility, option life term, dividends expected and risk-free interest rate

The following data was used in the pricing model:

Performance Conditions	SOP delivery 2014
Assessment Method	Black&Scholes
Volatility	40.00%
Dividend Rate	3.00%
“Vesting” Period	2 years
“Average” Exercise Term	5 years
Risk-free Rate	10.50%
Probability of Occurrence	71.26%
Fair Value for Shares	R$ 6.45

13.8.2.2.c.    Method used and premises assumed to incorporate the expected effects of early exercise

Not applicable, since the model does not allow early exercise.

13.8.2.2.d.    Method to determine the expected volatility

Estimated based on past volatility for the corresponding period.

13.8.2.2.e.    Whether any other characteristic of the option was incorporated in the measurement of the fair value

Not applicable, considering that no other characteristics of the option were included in the measurement of its fair value.

13.8.2.3 SOP 2013

13.8.2.3.a.    Pricing model

Fair value calculated by using the pricing model of Black&Scholes. It is based on the construction of a tree with the price history, in order to determine the value of a share on a future date.

13.8.2.3.b.    Data and assumptions used in the pricing model, including the average weighted price of the shares, exercise price, expected volatility, option life term, dividends expected and risk-free interest rate

The following data was used in the pricing model:

Performance Conditions	SOP 2013
Assessment Method	Black&Scholes
Volatility	40.00%
Dividend Rate	3.00%
“Vesting” Period	2 years
“Average” Exercise Term	5 years
Risk-free Rate	11.80%
Probability of Occurrence	60.27%
Fair Value for Shares	R$ 5.96

13.8.2.3.c.    Method used and premises assumed to incorporate the expected effects of early exercise

Not applicable, since the model does not allow early exercise.

13.8.2.3.d.    Method to determine the expected volatility

Estimated based on past volatility for the corresponding period.

13.8.2.3.e.    Whether any other characteristic of the option was incorporated in the measurement of the fair value

Not applicable to ILP Plans, as no other characteristic of the option was included in the measurement of its fair value.

Not applicable to deferment Plans, as the purpose  is the payment, in Units, of part of the Variable Compensation due by the Company to the participants pursuant to its compensation policy.

Key:

Exercised options - fiscal year ended 12/31/2016

No. of Members

No. of Members compensated

Options exercised

Number of shares

Weighted average price for the fiscal year

Difference between the exercise amount and the market value of shares related to options exercised

Shares delivered

Number of shares delivered

Weighted average price of acquisition

Difference between the value of acquisition and the market value of the shares acquired

Board of Directors

SOP delivery 2014

Executive Board

not applicable

--------------------

Key:

No. of Members

No. of Members compensated

Options exercised

Number of shares

Weighted average price for the fiscal year

Difference between the exercise amount and the market value of shares related to options exercised

Shares delivered

Number of shares delivered

Weighted average price of acquisition

Difference between the value of acquisition and the market value of the shares acquired

Board of Directors

SOP 2013

Executive Board

not applicable

--------------------

13.9. Inform the number of shares or shares directly or indirectly held, in Brazil or abroad,and other securities convertible into shares or units issued by the issuer, their direct or indirect controllers, their subsidiaries or companies under common control,by members of the Board of Directors, the Statutory Board or the Audit Committee

Issued by: Banco Santander (Brasil) S.A.
Board of Directors
Security/Derivative	Characteristics of the Securities	Quantity
Shares	Common	4,640
Shares	Preferred	4,636
Shares	Units:	651,132
BDR	BSAN	88,455
Committed debentures	AMRO15	9
Committed debentures	AMRO16	69

Issued by: Banco Santander (Brasil) S.A.
Executive Board
Security/Derivative	Characteristics of the Securities	Quantity*
Shares	Common	11,616
Shares	Preferred	11,618
Shares	Units:	3,059,161
BDR	BSAN	80,352
Committed debentures	SUDA15	168

Base Date: 12.31.2016

(*) contemplates the balance of persons with similar status

13.10. Pension Plans in force, granted to members of the board and executive officers

The Company’s main retirement plan in effect is SantanderPrevi.

Participation in the Santander Previ Retirement Plan is optional and the participant’s monthly contribution shall be equivalent to 2% of the Salary* (limited to 13 UPs – R$  5,978.31) + 2% to 9% (to be chosen) of the salary minus 13 UPs.

Such amount shall be added with a contribution amount made by the Company itself (named matching or corresponding entry) which varies from 100% to 150% over the years, as shown on the table below.

(*) Counting of time started as from merger of the Benefit policies of Grupo Santander Brasil, in June/2009.

An executive takes part in a Free Benefit Generating Plan - PGBL, established by the Company with Zurich Santander, where the Company bears the Funding of the Company Base Account, and the contribution amount is defined according to the percentage on the Applicable Salary portion.

The table below shows details made available by the Company on the amounts contributed to the SantanderPrevi retirement plan and to the supplementary plans in 2016.

Amounts in R$

Key:

Conselho de Administração Diretoria Estatutária

Nº de membros

Nome do plano

Plano de Aposentadoria da Santanderprevi

Plano de Aposentadoria da Santanderprevi e Zurich

Quantidade de administradores que reúnem condições para se aposentar

não se aplica

Condições para se aposentar antecipadamente

Valor acumulado atualizado das contribuições acumuladas até o encerramento do último exercício social, descontada a parcela relativa às contribuições feitas diretamente pelos administradores

Valor total acumulado das contribuições realizadas durante o último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores

Possibilidade de resgate antecipado e condições

-----------------------

The aggregate amount on December 31, 2016 comprises the balance of the amounts contributed and redeemed up to such date.

13.11 – Maximum, minimum and medium individual remuneration of the board of directors, the executive board and the audit committee

Justification for not filling this frame:

Item not disclosed because of injunction granted by Justice of the 5th Federal Court of Rio de Janeiro, in records of case No. 2010.510102888-5, aiming to preserve safe the management members. The decision not to disclose information regarding this section was taken by the Company’s Executive Board.

13.12. Describe the contractual arrangements, insurance policies or other instruments that structure remuneration or compensation mechanisms to officers in the case of removal from a position or retirement, indicating the financial consequences to the issuer

Most managers entered into a garden leave agreement with the Company, which sets forth that the executives will undertake not to perform any professional activity in any other company or financial institution during a period of three months after termination, upon payment of a consideration by the Company. Such obligation will always be applicable in case of a voluntary termination of the executive, and at the discretion of the Company in case of an involuntary termination. The consideration corresponds to three (3) months of the monthly fixed salary of the executive.

The Company has a D&O (Directors & Officers) Liability Insurance which is renewed every year, for purposes of assuring its officers and managers the payment of indemnities resulting from claims requiring redress of damage caused to third parties or to the Company by virtue of performance of their duties.  The total insurance premium paid in 2016 was of R$ 918,671.34 and the amount corresponding to year 2017 is yet to be defined.

There are no contractual arrangements, insurance policies or other instruments structuring mechanisms for remuneration or indemnification to managers in case of removal from office or retirement.

13.13. In relation to the last three (3) fiscal years, indicate the total remuneration percentage of each body recognized in the income of the issuer in reference to members of the board of directors, executive board or fiscal committee who are related parties to direct or indirect controllers, as defined by the accounting standards that treat this issue

In years 2014, 2015 and 2016, no payment was made to members of the Board of Directors or Executive Board who were parties related to the direct or indirect controlling shareholders of the Company.

13.14 In relation to the last three (3) fiscal years, indicate the values recognized in the income of the issuer as remuneration to the members of the board of directors, statutory board or fiscal committee, grouped by body, for any reason other than the function occupied, such as, for example, commissions and consulting or assistance services rendered

Not applicable, as there is no value recorded in the result as compensation earned by the members of the Board of Directors of the Company, Executive Board or Fiscal Council in the last three fiscal years other than as a result of the position they held.

13.15. In relation to the last 3 fiscal years, indicate the recognized values in the income of controllers, directly or indirectly, of companies under common control and controlled by issuer, such as remuneration of members of the board of directors, of the statutory board, or of the fiscal committee of the issuer, grouped by body, specifying within which meaning those values were attributed to those individuals

The members of the Board of Directors of the Company who hold executive offices at Santander Spain, the holding company of Company, as well as all other directors and officers, do not receive compensation abroad concerning the office held in Brazil.

In year 2014, three non-executive members of the Board of Directors of Company held executive offices at Santander Spain, the holding company of Company, and were paid EUR 5,777,569 as compensation for such office.

In year 2015, three non-executive members of the Board of Directors of Company held executive offices at Santander Spain, the holding company of Company, and were paid EUR 20,908,556 as compensation for such offices.

In year 2016, three non-executive members of the Board of Directors of Company held executive offices at Santander Spain, the holding company of Company, and were paid EUR 5,376,210 as compensation for such offices.

Fiscal Year|2014
	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	5,777,569 EUR	0	0	5,777,569 EUR
Controlled companies of issuer	0	0	0	0
Companies under common control	0	0	0	0

Fiscal Year |2015
	Board of Directors	Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	20,908,556 EUR	0	0	20,908,556 EUR
Controlled companies of issuer	0	0	0	0
Companies under common control	0	0	0	0

Fiscal Year 2016
	Board of Directors	Executive Board	Audit Committee	Total
Direct and indirect controlling shareholders	5,376,210 EUR	0	0	5,376,210 EUR
Controlled companies of issuer	0	0	0	0
Companies under common control	0	0	0	0

13.16. Provide other information as deemed relevant by the issuer

There are no other information pertaining to this topic and deemed relevant by the Company which has not been described in other items of this Section 13 of the Reference Form.

EXHIBIT V – RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the websites mentioned below.Additionally, each websiteincludes, specifically, the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br or www.santander.com.br/acionistas:Information about the Company, such as corporate governance practices, resumes of the other members of the Board of Directors.

▪    www.cvm.gov.br: Corporate Law, CVM Instructions 480, 481 and 552.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 17, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer